Filed Pursuant to Rule 424(b)(5)

Registration No. 333-128014

Prospectus Supplement to Prospectus dated September 15, 2005.

8,100,000 Shares Hornbeck Offshore Services, Inc. Common Stock

Hornbeck Offshore Services, Inc. is offering 6,100,000 shares of common stock to be sold in the offering. The selling stockholder identified in this prospectus supplement is offering an additional 2,000,000 shares. We will not receive any proceeds from the sale of the shares being sold by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “HOS”. The last reported sales price of the common stock on September 29, 2005 was $36.10 per share.

See “ Risk Factors” beginning on page S-12 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$35.350	$286,335,000
Underwriting discount	$1.591	$12,887,100
Proceeds, before expenses, to Hornbeck Offshore	$33.759	$205,929,900
Proceeds, before expenses, to the selling stockholder	$33.759	$67,518,000

To the extent the underwriters sell more than 8,100,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,215,000 shares from Hornbeck Offshore at the initial price to public, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on October 5, 2005.

Joint Book-Running Managers

Goldman, Sachs & Co.	Jefferies & Company, Inc.

Lehman Brothers

Bear, Stearns & Co. Inc.

Johnson Rice & Company L.L.C.

Simmons & Company International

Hibernia Southcoast Capital	Pritchard Capital Partners, LLC

Prospectus Supplement dated September 29, 2005.

SUMMARY

This summary highlights selected information from this prospectus supplement or the accompany prospectus and does not contain all the information you need to consider in making your investment decision. This prospectus supplement and the accompanying prospectus include or incorporate by reference about this offering, our business and our financial and operating data. We encourage you to read the entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the financial statements and the footnotes to those statements and the information incorporated by reference in this document before making an investment decision. You should rely on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than their respective dates.

References in this prospectus supplement to “the company”, “we”, “us”, “our”, or like terms refer to Hornbeck Offshore Services, Inc. and its subsidiaries, except as otherwise indicated. References in this prospectus supplement to “OSVs” mean offshore supply vessels; to “deepwater” mean offshore areas, generally 1,000’ to 5,000’ in depth, and ultra-deepwater areas, generally more than 5,000’ in depth; to “deep well” mean a well drilled to a true vertical depth of 15,000’ or greater; and to “new generation,” when referring to OSVs, mean modern, deepwater-capable vessels subject to the regulations promulgated under the International Convention on Tonnage Measurement of Ships, 1969, which was adopted by the United States and made effective for all U.S.-flagged vessels in 1992 and foreign-flagged equivalent vessels.

Hornbeck Offshore Services, Inc.

We are a leading provider of technologically advanced, new generation OSVs serving the offshore oil and gas industry, primarily in the U.S. Gulf of Mexico, Trinidad and in select international markets. The focus of our OSV business is on complex exploration and production activities, which include deepwater, deep well and other logistically demanding projects. Such other projects include, among others, the construction, maintenance and repair of offshore infrastructure. We are also a leading transporter of petroleum products through our tug and tank barge segment serving the energy industry, primarily in the northeastern United States and Puerto Rico.

Historically, demand for our OSV services has been primarily driven by the drilling of deep wells, whether in the deepwater or on the U.S. Continental Shelf, and other complex exploration and production projects that require specialized drilling and production equipment. In addition, our new generation OSVs are increasingly in demand by our customers for conventional drilling projects because of the ability of our OSVs to reduce overall offshore logistics costs for the customer through the vessels’ greater capacities and operating efficiencies.

According to the Minerals Management Service, or MMS, in 2004 the deepwater region accounted for 64% of total U.S. Gulf of Mexico oil production and 35% of total U.S. Gulf of

Mexico natural gas production, up substantially from 4% and 1%, respectively, in 1990. In addition, the MMS estimates that deep reservoirs on the Continental Shelf may hold up to 55 tcf of undiscovered natural gas. This potential reserve base compares favorably to the current total of approximately 26 tcf of proven natural gas reserves in the entire U.S. Gulf of Mexico. As the trend toward these deeper, larger and more complex projects emerged in the mid- 1990s, we recognized that conventional 180’ OSVs were not well-suited to effectively service these projects or to operate in the challenging environments in which they were conducted. Since that time, we have constructed 17 new generation OSVs based on the proprietary designs of our in-house team of naval architects and have acquired eight additional new generation OSVs.

Our fleet of 25 OSVs is among the youngest in the industry with an average age of approximately five years. We are the only publicly traded company with a significant fleet of U.S.-flagged, new generation OSVs. All of our OSVs have enhanced capabilities that allow them to more effectively support the premium drilling equipment required for deep drilling and related specialty services. In contrast to conventional 180’ OSVs, our vessels have dynamic positioning capability, as well as greater range and storage and off-loading capacity. These features are essential to the efficient servicing of deep well drilling projects given the typical size, depth, complexity and location of such projects. We are capable of providing OSV services to our customers anywhere in the world. Currently, we have eight OSVs operating offshore Trinidad and our fast supply vessel operating in Mexico and we are actively pursuing additional contracts in these and other select international markets. In addition, because of the increased capabilities of our new generation OSVs, our customers have begun chartering these vessels at rates higher than those earned by conventional 180’ OSVs for conventional drilling projects in the U.S. Gulf of Mexico. In May 2005, we announced a conversion program to retrofit two coastwise sulfur tankers into U.S.-flagged, new generation 370-foot multi-purpose supply vessels, or MPSVs.

Our tug and tank barge fleet consists of 14 ocean-going tugs and 15 active ocean-going tank barges. We currently have three double-hulled tank barges under construction with two previously delivered under our current newbuild program. We believe our tug and tank barge business complements our OSV business by providing additional revenue and geographic diversification, while allowing us to offer another line of services to integrated oil and gas companies. Demand for our tug and tank barge services is primarily driven by the level of refined petroleum product consumption in the northeastern United States and Puerto Rico. The Energy Information Administration, or EIA, projects that refined petroleum product consumption in the East Coast region of the United States will increase by an average of 1.7% per year from 2002 to 2010. During this time frame, we expect a significant number of the industry’s single-hulled vessels operating in this market to be retired from service due to the Oil Pollution Act of 1990, or OPA 90. In order to replace vessels being retired, vessel operators are incurring significant capital costs to construct replacement double-hulled vessels to maintain their fleet capacity and we believe they will require higher dayrates in order to justify such capital outlays. We believe that this supply and demand environment may favorably impact our operating results.

Our Competitive Strengths

Technologically Advanced Fleet of OSVs. Our new generation OSVs have significantly more capacity and operate more efficiently than conventional 180’ OSVs. Our proprietary vessels, including the MPSVs to be converted, incorporate sophisticated technologies and are designed specifically to operate safely in complex and challenging environments. These technologies include dynamic positioning, roll reduction systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and our unique cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk. We believe that we earn higher average dayrates and maintain higher utilization rates than our competitors due to the superior capabilities of our OSVs, our eight-year track record of safe and reliable performance and the collaborative efforts of our in-house design team in providing marine solutions to our customers.

Young OSV Fleet. We believe that we operate one of the youngest fleets of U.S.-flagged OSVs. While the average age of the industry’s conventional 180’ U.S.-flagged OSV fleet is approximately 25 years, the average age of our OSV fleet is approximately five years. Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels. We believe that our operation of new, technologically advanced OSVs gives us a competitive advantage in obtaining long-term contracts for our vessels and in attracting and retaining crews.

Commitment to Safety and Quality. As part of our commitment to safety and quality, we have voluntarily pursued and received certifications and classifications that are not generally held by other companies in our industry. Safety is an increasingly important consideration for oil and gas operators due to the environmental and regulatory sensitivity associated with offshore drilling and production activity. We believe that customers recognize our commitment to safety and that our strong reputation and performance history provide us with a competitive advantage.

Leading Presence in Core Target Markets. Our 23 U.S.-flagged OSVs comprise the second largest fleet of technologically advanced, new generation OSVs qualified for work in the U.S. Gulf of Mexico. Currently, 17 of our 23 U.S.-flagged OSVs operate in that area. We also operate eight OSVs offshore Trinidad with a 60% market share in that market. In addition, we operate one of the largest fleets of tugs and tank barges for the transportation of petroleum products in Puerto Rico and believe that we are the fifth largest tank barge transporter of petroleum products in New York Harbor. We believe that having scale in our selected markets benefits our customers and provides us with operating efficiencies.

Successful Track Record of Vessel Construction and Acquisitions. Our management team has significant naval architecture, marine engineering and shipyard experience. We believe that our history of designing and constructing 17 new generation OSVs on time and on budget provides us with a competitive advantage in obtaining contracts for our vessels prior to their actual delivery. Our company has designed its operations and management systems in contemplation of additional growth through new vessel construction and acquisitions. To date, we have successfully completed and integrated multiple acquisitions involving 17 ocean-going tugs and 13 ocean-going tank barges, two coastwise tankers, six 220’ new generation OSVs, a 165’ fast supply vessel and two anchor-handling towing supply, or AHTS, vessels. We have also acquired two coastwise sulfur tankers that are being converted into MPSVs. In November 2003, we commenced construction of five double-hulled tank barges based on a proprietary design developed by our in-house engineering team. Two of these barges have been delivered with the other three expected to be delivered in the fourth quarter of 2005. In addition, we recently announced our fourth OSV newbuild program and our second tug and tank barge newbuild program.

Experienced Management Team with Proven Track Record. Our executive management team has an average of 22 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions.

Our Strategy

Apply Existing and Develop New Technologies to Meet our Customers’ Vessel Needs. Our new generation OSVs and MPSVs are designed to meet the higher capacity and performance needs of our clients’ increasingly more complex drilling and production programs. In addition, our proprietary double-hulled tank barges currently under construction are designed to maximize transit speed, improve cargo through-put rates and enhance crew safety features. We are committed to applying existing and developing new technologies to maintain a technologically advanced fleet that will enable us to continue to provide a high level of customer service and meet the developing needs of our customers for OSVs, MPSVs and ocean-going tugs and tank barges.

Expand Fleet Through Newbuilds and Strategic Acquisitions. We plan to expand our fleet through construction of new vessels, including construction of new generation OSVs and double-hulled tank barges as market conditions warrant, retrofitting of certain vessels and through strategic acquisitions. See “—Recent Developments” for a discussion of two recently announced newbuild programs. We believe that acquisition opportunities are likely to arise as consolidation continues in our two industry segments. We intend to use our expertise and experience to evaluate and execute strategic acquisitions where the opportunity exists to expand our service offerings in our core markets and create or enhance long-term client relationships.

Pursue Optimal Mix of Long-Term and Short-Term Contracts. We seek to balance our portfolio of customer contracts by entering into both long-term and short-term charters. Long-term charters, which contribute to higher utilization rates, provide us with more predictable cash flow. Most of our long-term charters contain annual dayrate escalation provisions. Short-term charters provide the opportunity to benefit from increasing dayrates in favorable market cycles. We plan our mix of long-term and spot market contracts with respect to our OSVs based on anticipated market conditions. By design, substantially all of our tank barges operate under long-term contracts.

Build Upon Existing Customer Relationships. We intend to build upon existing customer relationships by expanding the services we offer to those customers with diversified marine transportation needs. Many integrated oil and gas companies require OSVs to support their exploration and production activities and ocean-going tugs and tank barges to support their refining, trading and retail distribution activities. Moreover, many of our customers that conduct operations internationally have expressed interest in chartering our OSVs in such markets. For example, we are currently operating four OSVs offshore Trinidad for service to a customer with whom we have a long-standing relationship in the U.S. Gulf of Mexico.

Optimize Tug and Tank Barge Operations. Due to OPA 90 phase-out requirements of single-hulled barges, the total barrel-carrying capacity of existing tank vessels transporting petroleum products domestically is projected to decline from its current level without a commensurate increase in newbuildings and retrofittings. In addition, the energy industry is increasingly outsourcing its marine transportation requirements and focusing on safety and reliability as a key determinant in awarding new business. We believe that these trends will improve the balance of supply and demand, and result in improved tank barge utilization and dayrates.

Recent Developments

Recent Hurricane Activity. We experienced no damage to any of our vessels as a result of Hurricanes Katrina and Rita, including those vessels currently under construction or conversion at various Gulf of Mexico shipyards. In addition, the storms had no negative impact on our vessel charters. Our new generation OSV fleet continues to operate at pre-storm levels of 100% utilization, with some vessels earning higher dayrates. Further, no physical damage occurred at our corporate headquarters in Covington, Louisiana and electrical power, Internet connectivity and telecommunications service have been restored. We are now fully operational from our headquarters. While it is premature to gauge the full extent or precise nature of the impact that the storms will have on the energy industry or on our business and operations, historically, we have experienced an increase in demand for our offshore service vessels in the aftermath of storms of this nature.

Upgrade of Tug and Tank Barge Fleet. In connection with our ongoing efforts to upgrade our tug and tank barge fleet over time, we recently sold an older ocean-going tug, the North Service, agreed to sell one of our inactive single-hulled tank barges, the Energy 9501, and bought two 6,000 horsepower ocean-going tugs that we are currently retrofitting for delivery in the fourth quarter of 2005. These tugs have been renamed the Eagle Service and Patriot Service. The estimated aggregate cost to acquire and retrofit these two higher horsepower tugs is approximately $16 million. Two of the five new tank barges in the current newbuild program have been delivered, one in March 2005 and the other in July 2005. The other three barges in this newbuild program are expected to be delivered by year-end 2005.

Newly Announced Additional OSV and Double-Hulled Tank Barge Newbuild Programs. On September 26, 2005, we announced two additional vessel newbuild programs. Our latest OSV newbuild program contemplates the construction of high end, technologically advanced OSVs totaling, in the aggregate, approximately 20,000 deadweight tons. Our new ocean-going tug and tank barge newbuild program anticipates the construction of ocean-going tank barges having, in the aggregate, an estimated 400,000 barrels of barrel-carrying capacity, and related ocean-going tugs. The precise vessel numbers and specifications of these OSVs, tank barges and tugs will be finalized as certain milestones are completed, including the negotiation of shipyard contracts.

Senior Notes Offering. Concurrently with this offering, we are offering $75,000,000 of our 6.125% senior notes due 2014 at 99.25% of principal amount in a private placement exempt from registration under the Securities Act of 1933, as amended, or Securities Act. We intend to use the net proceeds of this offering, in addition to the net proceeds from our note offering, to fund a portion of the costs of the construction of OSVs, ocean-going tugs and ocean-going, double-hulled tank barges, the retrofit or conversion of certain existing vessels, including MPSVs, possible future acquisitions and additional new vessel construction, and for general corporate purposes. Pending these uses, we will repay debt under our revolving credit facility, which may be reborrowed. An affiliate of one of the underwriters for this offering is a lender under our revolving credit facility and will be repaid with a portion of the net proceeds from this offering. The offering of our notes is being conducted as a separate private placement pursuant to Rule 144A or Regulation S of the Securities Act by means of a separate offering circular. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any of such senior notes. The completion of this common stock offering is not contingent upon the completion of our note offering and the completion of the note offering is not contingent on this common stock offering.

Plans to Renegotiate Revolving Credit Facility. Upon completion of this common stock offering and our concurrent note offering, we plan to negotiate a new revolving credit facility with our current bank group, and possibly add new lenders. Our goal will be to provide for, among others things, a longer maturity, increased borrowing capacity, lower interest rates and an updated covenant package commensurate with our improved credit standing.

We were formed as a Delaware corporation in 1997. Our principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, and our telephone number is (985) 727-2000. Our website address is http://www.hornbeckoffshore.com. Information on our website does not constitute part of this prospectus supplement.

Summary of the Offering

Common stock offered by Hornbeck Offshore	6,100,000 shares

Common stock offered by the selling stockholder	2,000,000 shares

Total shares of common stock offered	8,100,000 shares

Shares of common stock outstanding after the offering	27,120,316 shares (a)

Use of proceeds	The net proceeds of the offering to us are approximately $205.4 million. We intend to use the proceeds of this offering, in addition to the proceeds from our concurrent note offering, to fund a portion of the costs of the construction of OSVs, ocean-going tugs and ocean-going, double-hulled tank barges, the retrofit or conversion of certain existing vessels, including MPSVs, possible future acquisitions and additional new vessel construction, and for general corporate purposes. Pending these uses, we will repay debt under our revolving credit facility, which may be reborrowed. An affiliate of one of the underwriters for this offering is a lender under our revolving credit facility and will be repaid with a portion of the net proceeds from this offering. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder identified in this prospectus supplement.

New York Stock Exchange Symbol	HOS

(a)	The number of shares of common stock outstanding after the offering excludes up to 3,082,922 shares reserved for issuance under our employee incentive equity plans, pursuant to which options to purchase 1,129,354 shares at a weighted average exercise price of $12.87 per share are outstanding as of September 23, 2005.

Risk Factors

See “Risk Factors” beginning on page S-12 for a discussion of certain factors you should consider before investing in our common stock.

Hornbeck Offshore Services, Inc.

Summary Financial Information

(In thousands, except operating data)

The following table presents summary financial information regarding our company, which should be read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the notes to those statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement. The summary financial information set forth below as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from our audited consolidated financial statements. The summary financial information set forth below as of and for the six months ended June 30, 2004 and 2005 has been derived from our unaudited consolidated financial statements.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Statement of Operations Data:
Revenues	$92,585	$110,813	$132,261	$61,635	$78,986
Operating expenses	36,337	46,805	58,520	28,047	31,468
Depreciation	10,351	14,393	17,408	8,556	9,211
Amortization	1,945	3,197	5,727	2,271	3,396
General and administrative expenses	9,681	10,731	14,759	6,292	8,571
Operating income	34,271	35,687	35,847	16,469	26,340
Interest expense	16,207	18,523	17,698	9,801	5,438
Net income (loss)	11,647	11,190	(2,483)	4,268	12,961

Balance Sheet Data (at period end):
Cash and cash equivalents	$22,228	$12,899	$54,301	$23,734	$12,443
Property, plant and equipment, net	226,232	316,715	361,219	343,077	422,363
Total assets	278,290	365,242	460,571	404,231	487,069
Total long-term debt(1)	172,306	212,677	225,000	172,879	241,000
Total stockholders’ equity	71,876	112,395	182,904	189,699	196,720

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$24,955	$25,499	$21,405	$12,907	$28,450
Investing activities	(55,771)	(98,166)	(61,378)	(35,307)	(69,393)
Financing activities	(159)	63,322	81,358	33,225	(924)

Other Financial Data (unaudited):
EBITDA(2)	$46,622	$53,983	$59,117	$27,290	$40,076
Capital expenditures	55,771	105,816	61,378	35,307	71,434

Other Operating Data (unaudited):
Offshore Supply Vessels:
Average number of vessels	11.0	17.3	22.8	22.7	24.2
Average vessel capacity (deadweight tons)	2,208	2,353	2,274	2,270	2,325
Average utilization rate(3)	94.9%	88.6%	87.5%	81.1%	95.5%
Average dayrate(4)	$12,176	$10,940	$10,154	$9,636	$11,980
Effective dayrate(5)	11,555	9,693	8,885	7,815	11,441
Tugs and Tank Barges:
Average number of tank barges	16.0	15.9	16.0	16.0	13.7
Average fleet capacity (barrels)	1,130,727	1,145,064	1,156,330	1,156,330	968,002
Average barge size (barrels)	70,670	72,082	72,271	72,271	69,143
Average utilization rate(3)	78.1%	73.6%	82.2%	85.5%	85.5%
Average dayrate(6)	$9,499	$10,971	$11,620	$11,181	$12,924
Effective dayrate(5)	7,419	8,075	9,552	9,560	11,050

(1)	Excludes original issue discount associated with our 10.625% senior notes in the principal amount of $175,000, in the amount of $2,694, $2,323 and $0 as of December 31, 2002, 2003 and 2004, respectively, and $2,121 and $0 for the six months ended June 30, 2004 and 2005, respectively. We repurchased 91% of the 10.625% senior notes in November 2004 and redeemed the remaining 9% of such senior notes in January 2005. Long-term debt as of December 31, 2003 and June 30, 2005 includes $40,000 and $16,000, respectively, outstanding under our revolving credit facility, which was undrawn as of December 31, 2002 and 2004 and June 30, 2004.

(2)	See our discussion of EBITDA as a non-GAAP financial measure and related reconciliation immediately following these footnotes.
(3)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(4)	Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.
(5)	Effective dayrates represent the average dayrate multiplied by the average utilization rate.
(6)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers.

Non-GAAP Financial Measures

We disclose and discuss EBITDA as a non-GAAP financial measure in our public releases, including quarterly earnings releases, investor conference calls and other filings with the Commission. We define EBITDA as earnings (net income) before interest, income taxes, depreciation, amortization and losses on early extinguishment of debt. Our measure of EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA differently than we do, which may limit its usefulness as a comparative measure.

We view EBITDA primarily as a liquidity measure and, as such, we believe that the GAAP financial measure most directly comparable to it is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP, it should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

EBITDA is widely used by investors and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay deferred taxes and fund drydocking charges and other maintenance capital expenditures. We also believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

EBITDA is also one of the financial metrics used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) as a significant criteria for annual incentive cash bonuses paid to our executive officers and other shore-based employees; (iii) to compare to the EBITDA of other companies when evaluating potential acquisitions; and (iv) to assess our ability to service existing fixed charges and incur additional indebtedness.

The following table provides the detailed components of EBITDA, as we define that term, for the following periods (in thousands).

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Components of EBITDA:
Net income (loss)	$11,647	$11,190	$(2,483)	$4,268	$12,961
Interest expense, net:
Interest expense	16,207	18,523	17,698	9,801	5,438
Interest income	(667)	(178)	(356)	(106)	(243)

Total interest, net	15,540	18,345	17,342	9,695	5,195

Income tax expense (benefit)	7,139	6,858	(1,320)	2,500	7,615
Depreciation	10,351	14,393	17,408	8,556	9,211
Amortization	1,945	3,197	5,727	2,271	3,396
Loss on early extinguishment of debt(1)	—	—	22,443	—	1,698

EBITDA	$46,622	$53,983	$59,117	$27,290	$40,076

(1)	A loss on early extinguishment of debt was recorded during 2001 resulting from the write-off of deferred financing costs upon the refinancing of all our debt through the issuance of our 10.625% senior notes in July 2001. For the year ended December 31, 2004, the amount includes the repurchase premium, related fees and expenses and the write-off of unamortized original issue discount and deferred financing costs related to the repurchase of 91% the 10.625% senior notes in November 2004. For the six months ended June 30, 2005, we incurred similar costs with respect to the redemption of the remaining 9% of the 10.625% senior notes.

The following table reconciles EBITDA to cash flows provided by operating activities for the following periods (in thousands).

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
EBITDA Reconciliation to GAAP:
EBITDA	$46,622	$53,983	$59,117	$27,290	$40,076
Cash paid for deferred drydocking charges	(2,409)	(6,100)	(8,530)	(4,523)	(3,687)
Cash paid for interest	(19,075)	(19,718)	(24,023)	(10,308)	(8,202)
Changes in working capital	(460)	(1,993)	(4,960)	515	1,499
Changes in other, net	277	(673)	(199)	(67)	(1,236)

Cash flows provided by operating activities	$24,955	$25,499	$21,405	$12,907	$28,450

Set forth below are the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating activities.

•	EBITDA does not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels as a result of normal wear and tear,

•	EBITDA does not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels,

•	EBITDA does not reflect the deferred income taxes that we will eventually have to pay once we are no longer in an overall tax net operating loss carryforward position, and

•	EBITDA does not reflect changes in our net working capital position.

Management compensates for the above-described limitations in using EBITDA as a non-GAAP financial measure by only using EBITDA to supplement our GAAP results.

RISK FACTORS

We urge you to carefully consider the risks described below as well as the other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, before reaching a decision regarding an investment in our common stock. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating to our Business

Demand for our OSV services substantially depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control, including:

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	worldwide demand for oil and natural gas;

•	consolidation of oil and gas and oil service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political and economic conditions and policies;

•	technological advances affecting energy production and consumption;

•	weather conditions;

•	environmental regulation; and

•	the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production.

We expect levels of oil and gas exploration, development and production activity to continue to be volatile and affect the demand for our OSVs.

A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for OSVs and thus decrease the utilization and dayrates of our OSVs. Such decreases could have a material adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies for exploration, development and production may not necessarily result in increased demand for our OSVs.

Increases in the supply of vessels could decrease dayrates.

Certain of our competitors have announced plans to construct new OSVs to be deployed in domestic and foreign locations. A remobilization to the U.S. Gulf of Mexico of U.S.-flagged OSVs currently operating in other regions would result in an increase in OSV capacity. Additionally, construction of double-hulled, ocean-going tank barges in sufficient size and number to exceed the replacement of the single-hulled tank barges that have been or still need to be retired under OPA 90 would create an increase in ocean-going tank barge capacity. Further, a repeal, suspension or significant modification of the Jones Act, or the administrative erosion of its benefits, permitting OSVs or tank barges that are either foreign-flagged, foreign-built, foreign-owned, foreign-controlled or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of OSVs, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could not only increase competition for charters and lower utilization and dayrates, which would adversely affect our revenues and profitability, but could also worsen the impact of any downturn in oil and natural gas prices on our results of operations and financial condition. Similarly, any increase in the supply of ocean-going tank barges, could not only increase competition for charters and lower utilization and dayrates, which could negatively affect our revenues and profitability, but could also worsen the impact of any reduction in domestic consumption of refined petroleum products or crude oil on our results of operations and financial condition.

Intense competition in our industry could reduce our profitability and market share.

Contracts for our OSVs and tank barges are generally awarded on an intensely competitive basis. The most important factors determining whether a contract will be awarded include:

•	quality and capability of the vessels;

•	ability to meet the customer’s schedule;

•	safety record;

•	reputation;

•	price; and

•	experience.

Some of our competitors, including diversified multinational companies in the OSV segment, have substantially greater financial resources and larger operating staffs than we do. They may be better able to compete in making vessels available more quickly and efficiently, meeting the customer’s schedule and withstanding the effect of declines in dayrates and utilization rates. They may also be better able to weather a downturn in the oil and gas industry. As a result, we could lose customers and market share to these competitors. Some of our competitors may also be willing to accept lower dayrates in order to maintain utilization, which can have a negative impact upon dayrates and utilization in our OSV segment.

The failure to successfully complete construction or conversion of our vessels on schedule and on budget and to utilize those and the other vessels in our fleet at profitable levels could adversely affect our financial condition and results of operations.

We have three double-hulled, ocean-going tank barges currently under construction and two coastwise sulfur tankers currently undergoing conversion into MPSVs. We have also recently announced plans to construct additional new generation OSVs and double-hulled tank barges and may plan to construct other such vessels as market conditions warrant. Our construction projects are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays could have a material adverse effect on anticipated contract commitments with respect to vessels under construction or conversion, while significant cost overruns or delays not adequately protected by liquidated damages provisions, in general could adversely affect our financial condition and results of operations. Moreover, customer demand for vessels currently under construction or conversion may not be as strong as we presently anticipate, and our inability to obtain contracts on anticipated terms or at all may have a material adverse effect on our revenues and profitability. In addition, our OSVs are typically chartered or hired to provide services to a specified drilling rig. A delay in the availability of the drilling rig to our customer may have an adverse impact on our utilization of the contracted vessel and thus on our financial condition and results of operations.

If we are unable to acquire additional vessels or businesses and successfully integrate them into our operations, our ability to grow may be limited.

We regularly consider possible acquisitions of single vessels, vessel fleets and businesses that complement our existing operations to enable us to grow our business. We can give no assurance that we will be able to identify desirable acquisition candidates or that we will be successful in entering into definitive agreements on satisfactory terms. An inability to acquire additional vessels or businesses may limit our growth potential. Even if we consummate an acquisition, we may be unable to integrate it into our existing operations successfully or realize the anticipated benefits of the acquisition. The process of integrating acquired operations into our own may result in unforeseen operating difficulties, may require significant management attention and financial resources.

Revenues from our tug and tank barge business could be adversely affected by a decline in demand for domestic refined petroleum products and crude oil or a change in existing methods of delivery in response to insufficient availability of tug and tank barge services and other conditions.

A reduction in domestic consumption of refined petroleum products or crude oil may adversely affect the revenues of our tug and tank barge business and, therefore, our financial condition and results of operation. Weather conditions also affect demand for our tug and tank barge services. For example, a mild winter may reduce demand for heating oil in the northeastern United States.

Moreover, alternative methods of delivery of refined petroleum products or crude oil may develop as a result of insufficient availability of tug and tank barge services, the cost of compliance with homeland security, environmental regulations or increased liabilities connected with the transportation of refined petroleum products and crude oil. For example, long-haul transportation of refined petroleum products and crude oil is generally less costly by pipeline than by tank barge. While there are significant impediments to building new pipelines, such as high capital costs and environmental concerns, entities may propose new pipeline construction to meet demand for petroleum products. To the extent new pipeline segments are built or existing pipelines converted to carry petroleum products, such activity could have an adverse effect on our ability to compete in particular markets.

The loss of our contract of affreightment with Amerada Hess Corporation or the early termination of contracts on our OSVs could have an adverse effect on our operations.

The revenues we derived from our long-term contract of affreightment with Amerada Hess for the year ended December 31, 2004, constituted more than 10% of our total revenues for such period. Under the terms of the contract of affreightment, we are required to meet certain performance criteria and, if we fail to meet such criteria, Amerada Hess would be entitled to terminate the contract. Should we fail to fulfill our performance obligations under the contract of affreightment, and Amerada Hess terminates the contract, it would adversely affect our financial condition and results of operations. Our contract of affreightment provides for minimum annual cargo volume to be transported and allows Amerada Hess to reduce its minimum commitment, subject to a significant adjustment penalty. Most of the long-term contracts for our OSVs contain early termination options in favor of the customer; however, some have substantial early termination penalties or other provisions designed to discourage the customers from exercising such options. We cannot assure that our customers would not choose to exercise their termination rights in spite of such penalties. Unless extended, our contract with Amerada Hess is scheduled to expire on March 31, 2006. Until replacement of such business with other customers, any termination could temporarily disrupt our business or otherwise adversely affect our financial condition and results of operations.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

Increasingly stringent federal, state, local and foreign laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the United States Coast Guard, the National Transportation Safety Board and the United States Customs Service, and their foreign equivalents, and to regulation by private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, while the Customs Service is authorized to inspect vessels at will. Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment, increased manning, or operational changes. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of our operations. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers. Moreover, these laws and regulations could change in ways that substantially increase costs that we may not be able to pass along to our customers. Any changes in laws, regulations or standards that would impose additional requirements or restrictions could adversely affect our financial condition and results of operations.

We are also subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of a national emergency or a threat to the security of the national defense, the Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (which includes United States corporations), including vessels under construction in the United States. If one of our OSVs, tugs or tank barges were purchased or requisitioned by the federal government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our tugs is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We would also not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our OSVs, tugs or tank barges. The purchase or the requisition for an extended period of time of one or more of our OSVs, tugs or tank barges could adversely affect our results of operations and financial condition.

Finally, we are subject to the Merchant Marine Act of 1920, commonly referred to as the Jones Act, which requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be documented under the laws of the United States and be controlled by U.S. citizens. To ensure that we are determined to be a U.S. citizen as defined under these laws, our certificate of incorporation contains certain restrictions on the ownership of our capital stock by non-U.S. citizens and establishes certain mechanisms to maintain compliance with these laws. If we are determined at any time not to be in compliance with these citizenship requirements, our vessels would become ineligible to engage in the coastwise trade in U.S. domestic waters, and our business and operating results would be adversely affected. The Jones Act’s provisions restricting coastwise trade to vessels controlled by U.S. citizens have recently been circumvented by foreign interests that seek to engage in trade reserved for vessels controlled by U.S. citizens and otherwise qualifying for coastwise trade. Legal challenges against such actions are difficult, costly to pursue and are of uncertain outcome. To the extent such efforts are successful and permit foreign competition, such competition could have a material adverse effect on domestic companies in the offshore service vessel industry and on our financial condition and results of operations. In addition, in the interest of national defense, the Secretary of Homeland Security is authorized to suspend the coastwise trading restrictions imposed by the Jones Act on vessels not controlled by U.S. citizens. Such a waiver was issued following Hurricane Katrina and was in effect on a temporary basis for tank vessels that carried petroleum products. A more limited waiver continues in existence for vessels that carry petroleum cargoes from the Strategic Petroleum Reserve.

Our business involves many operating risks that may disrupt our business or otherwise result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our vessels are subject to operating risks such as:

•	catastrophic marine disaster;

•	adverse weather and sea conditions;

•	mechanical failure;

•	collisions;

•	oil and hazardous substance spills;

•	navigation errors;

•	acts of God; and

•	war and terrorism.

The occurrence of any of these events may result in damage to or loss of our vessels and their tow or cargo or other property and injury to passengers and personnel. If any of these events were to occur, we could be exposed to liability for resulting damages and possible penalties, that pursuant to typical marine indemnity policies, we must pay and then seek reimbursement from our insurer. Affected vessels may also be removed from service and thus be unavailable for income-generating activity. While we believe our insurance coverage is at adequate levels and insures us against risks that are customary in the industry, we may be unable to renew such coverage in the future at commercially reasonable rates. Moreover, existing or future coverage may not be sufficient to cover claims that may arise.

Our expansion into international markets subjects us to risks inherent in conducting business internationally.

Over the past three years we have derived an increasing portion of our revenues from foreign sources. We therefore face risks inherent in conducting business internationally, such as legal and governmental regulatory requirements, potential vessel seizure or nationalization of assets, import-export quotas or other trade barriers, difficulties in collecting accounts receivable and longer collection periods, political and economic instability, adverse tax consequences, difficulties and costs of staffing international operations, currency exchange rate fluctuations and language and cultural differences. All of these risks are beyond our control. We cannot predict the nature and the likelihood of any such events. If such an event should occur, however, it could have a material adverse effect on our financial condition and results of operations.

Future results of operations depend on the long-term financial stability of our customers.

Many of the contracts we enter into for our vessels are full utilization contracts with initial terms ranging from one to five years. We enter into these long-term contracts with our customers based on a credit assessment at the time of execution. Our financial condition in any period may therefore depend on the long-term stability and creditworthiness of our customers. We can provide no assurance that our customers will fulfill their obligations under our long-term contracts and the insolvency or other failure of a customer to fulfill its obligations under such contract could adversely affect our financial condition and results of operations.

We may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

We require skilled employees who can perform physically demanding work. As a result of the volatility of the oil and gas industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain our current employees. If we are not able to increase our service rates to our customers to compensate for wage-rate increases, our financial condition and results of operations may be adversely affected.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we may have greater exposure for any claims made by these employees.

Our success depends on key members of our management, the loss of whom could disrupt our business operations.

We depend to a large extent on the efforts and continued employment of our executive officers and key management personnel. We do not maintain key-man insurance. The loss of services of one or more of our executive officers or key management personnel could have a negative impact on our financial condition and results of operations.

Restrictions contained in the indenture governing the notes offered hereby and in the agreement governing our revolving credit facility may limit our ability to obtain additional financing and to pursue other business opportunities.

Covenants contained in the indenture governing the notes offered hereby and in the agreement governing our revolving credit facility require us to meet certain financial tests, which may limit or otherwise restrict:

•	our flexibility in operating, planning for, and reacting to changes, in our business;

•	our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities; and

•	our ability to obtain additional financing for working capital, capital expenditures, including our newbuild programs, acquisitions, general corporate and other purposes.

We have high levels of fixed costs that will be incurred regardless of our level of business activity.

Our business has high fixed costs, and downtime or low productivity due to reduced demand, weather interruptions or other causes can have a significant negative effect on our operating results and financial condition.

If we are required to retire our existing single-hulled tank barges earlier than anticipated due to either regulatory or other requirements, it could adversely affect our business.

OPA 90 requires that all newly-built tank vessels used in the transport of petroleum products be built with double hulls and provides for a phase-out period for existing single hull vessels. Modifying or replacing existing vessels to provide for double hulls will be required for all tank barges and tankers in the industry by the year 2015. A significant number of vessels in our tank barge fleet measure less than 5,000 gross tons. Under current law, certain of our vessels may continue to operate without double hulls through 2014. However, if there are changes in the law that accelerate the time frame for retirement of such vessels, or if customer policies or preferences that mandate the use of double-hulled vessels become significantly more prevalent, absent our implementation of a more aggressive replacement or newbuild program, such changes in law or in customer mandates could adversely affect our results of operations and financial condition.

Risks Related To This Offering

We have no plans to pay dividends on our common stock. You may not receive funds without selling your shares.

We currently intend to retain any future earnings to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, cash flow from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the indenture governing our 6.125% senior notes and the agreement governing our revolving credit facility include restrictions on our ability to pay cash dividends without meeting certain financial ratios and obtaining the consent of the lenders.

Our management and directors beneficially own, control or have substantial influence over a significant amount of common stock, giving them a controlling influence over corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock by such stockholders will limit the influence of public stockholders.

Upon completion of this offering, our management, directors and their respective affiliates, beneficially own, control or have substantial influence over approximately 18% of our outstanding common stock. If these stockholders voted together as a group, they would have the ability to exert significant influence over our board of directors and its policies. These stockholders would, acting together, be able to substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our securities.

The price of our shares of common stock may fluctuate significantly in the future, and you could lose all or a part of your investment as a result.

The trading price of our common stock could be subject to significant fluctuations, and may decline. The following factors could affect our stock price:

•	government regulations;

•	the prices of oil and gas;

•	our operating results;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	speculation in the press or investment community;

•	general market conditions, including fluctuations in commodity prices;

•	news announcements regarding the oil and gas or related industries in general, our customers, our competitors or us; or

•	other factors beyond our control.

The stock markets in general have also experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This volatility and the realization of any of the risks described above could cause the market price of our common stock to decline significantly.

Future sales of our common stock could adversely affect its market price.

Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. Sales of a substantial number of shares of our common stock in the public market after this offering, or the possibility that these sales may occur, could cause the market price for our common stock to decline. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell our common stock or other equity securities in the future at a time and at a price that we deem appropriate. As of September 23, 2005, there were 21,020,316 shares of our common stock outstanding, which are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 under the Securities Act, absent registration under the Securities Act and for certain limited contractual restrictions applicable to certain shares.

Provisions of our certificate of incorporation, bylaws, stockholder rights plan and Delaware law could deter takeover attempts.

Our certificate of incorporation and bylaws, Delaware corporations law, and our stockholder rights plan contain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

We will receive net proceeds of approximately $205.4 million from the sale of 6,100,000 shares of our common stock in this offering, after deducting the underwriting discounts and commissions and our estimated offering expenses. If the underwriters’ option to purchase 1,215,000 additional shares is exercised in full, we will receive net proceeds of approximately $246.4 million. We expect to use the net proceeds of this offering, in addition to an estimated $73.1 million of net proceeds from the concurrent private placement of our senior notes, to fund a portion of the costs of the construction of OSVs, ocean-going tugs and ocean-going, double-hulled tank barges, the retrofit or conversion of certain existing vessels, including MPSVs, possible future acquisitions and additional new vessel construction, and for general corporate purposes. We do not currently have any agreements or understandings with respect to any acquisition targets. Pending these uses, we will repay debt under our revolving credit facility, which may be reborrowed. An affiliate of one of the underwriters for this offering is a lender under our revolving credit facility and will be repaid with a portion of the net proceeds from this offering. Until the net proceeds are used for any of these purposes, we may deposit them in interest-bearing accounts or invest them in short-term marketable securities.

Our revolving credit facility, which matures on February 13, 2009, had an outstanding balance of $21 million as of September 29, 2005, and accrues interest, at our option, at either (1) the prime rate announced by Citibank, N.A. in New York, plus a margin of up to 1.0%, or (2) the London Interbank Offered Rate, plus a margin of 1.5% to 3.5%.

The completion of our concurrent note offering is not contingent upon the completion of this common stock offering, and this common stock offering is not contingent upon the completion of the note offering.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder identified in this prospectus supplement.

We will retain a significant amount of discretion over the timing of the use and the application of the net proceeds.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization at June 30, 2005:

•	on a historical basis;

•	as adjusted to reflect the consummation of this offering of 6,100,000 shares of our common stock (assuming no exercise of the underwriters’ option to purchase up to 1,215,000 additional shares); and

•	as further adjusted to reflect the consummation of the concurrent private offering in the principal amount of $75,000,000 of 6.125% senior notes due 2014, at an issue price of 99.25% of principal amount.

The information in this table is unaudited. This table should be read in conjunction with our audited historical financial statements and the notes to those statements included in this prospectus supplement.

	As of June 30, 2005
	Actual	As Adjusted	As Further Adjusted
	(In thousands)
Cash and cash equivalents(1)	$12,443	$201,874	$274,937

Debt:
Revolving credit facility(2)	$16,000	$—	$—
6.125% senior notes due 2014	225,000	225,000	225,000
6.125% senior notes due 2014, net of original issue discount of $563	—	—	74,438

Total debt	241,000	225,000	299,438

Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock: $0.01 par value; 100,000 shares authorized, 20,875, 26,975, and 26,975 issued and outstanding, actual, as adjusted and as further adjusted, respectively	209	270	270
Additional paid-in capital	164,109	369,479	369,479
Retained earnings	32,361	32,361	32,361
Accumulated other comprehensive income	41	41	41

Total stockholders’ equity	196,720	402,151	402,151

Total capitalization	$437,720	$627,151	$701,589

(1)	Includes other available funds in addition to proceeds of this offering and the concurrent private offering of $75 million of 6.125% senior notes due 2014.
(2)	The outstanding balance under the revolver on September 29, 2005 was $21,000.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has been traded on the New York Stock Exchange under the symbol “HOS” since our initial public offering on March 26, 2004. The following table shows the high and low sales prices for our common stock for the periods presented.

	High	Low
Year Ended December 31, 2004
First Quarter (from March 26, 2004 to March 31, 2004)	$13.55	$13.00
Second Quarter	13.75	10.15
Third Quarter	17.00	11.12
Fourth Quarter	21.50	14.44
Year Ended December 31, 2005
First Quarter	$26.14	$18.10
Second Quarter	27.73	20.10
Third Quarter (through September 29, 2005)	36.90	26.81

On September 29, 2005, the last sales price of our common stock as reported on the New York Stock Exchange was $36.10 per share.

As of September 23, 2005, there were 71 stockholders of record and approximately 3,000 beneficial owners of our common stock.

We currently intend to retain any future earnings to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, cash flow from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the indenture governing our 6.125% senior notes and the agreement governing our revolving credit facility include restrictions on our ability to pay cash dividends without meeting certain financial ratios and obtaining the consent of the lenders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(In thousands, except per share data and operating data)

Our selected historical consolidated financial information as of and for the periods ended December 31, 2000, 2001, 2002, 2003 and 2004 was derived from our audited historical consolidated financial statements. Our selected historical financial information as of and for the six-month periods ended June 30, 2004 and 2005 is derived from our unaudited consolidated financial statements. The data should be read in conjunction with and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus supplement.

Year Ended December 31,	Six Months Ended June 30,
2000	2001	2002	2003	2004	2004	2005
Statement of Operations Data:
Revenues	$36,102	$68,791	$92,585	$110,813	$132,261	$61,635	$78,986
Operating expenses	15,524	25,135	36,337	46,805	58,520	28,047	31,468
Depreciation	4,250	6,501	10,351	14,393	17,408	8,556	9,211
Amortization	913	1,169	1,945	3,197	5,727	2,271	3,396
General and administrative expenses	3,078	8,039	9,681	10,731	14,759	6,292	8,571
Operating income	12,337	27,947	34,271	35,687	35,847	16,469	26,340
Loss on early extinguishment of debt(1)	—	3,029	—	—	22,443	—	1,698
Interest income	305	1,455	667	178	356	106	243
Interest expense	15,478	13,617	16,207	18,523	17,698	9,801	5,438
Other income (expense)(2)	(138)	—	55	706	135	(6)	1,129
Income (loss) before income taxes	(2,974)	12,756	18,786	18,048	(3,803)	6,768	20,576
Income tax expense (benefit)	1,550	5,737	7,139	6,858	(1,320)	2,500	7,615
Net income (loss)(3)	(4,524)	7,019	11,647	11,190	(2,483)	4,268	12,961

Per Share Data:
Basic earnings (loss) per share	$(0.90)	$0.68	$0.96	$0.84	$(0.13)	$0.24	$0.62
Diluted earnings (loss) per share	$(0.90)	$0.67	$0.94	$0.82	$(0.13)	$0.23	$0.61
Weighted average basic shares outstanding	5,038	10,265	12,098	13,397	19,330	17,838	20,839
Weighted average diluted shares outstanding	5,038	10,514	12,428	13,604	19,330	18,317	21,274

Balance Sheet Data (at period end):
Cash and cash equivalents	$32,988	$53,203	$22,228	$12,899	$54,301	$23,734	$12,443
Working capital	29,524	48,516	22,265	17,698	52,556	30,532	27,832
Property, plant and equipment, net	98,935	180,781	226,232	316,715	361,219	343,077	422,363
Total assets	147,148	258,817	278,290	365,242	460,571	404,231	487,069
Total long-term debt(4)	82,557	171,976	172,306	212,677	225,000	172,379	241,000
Total stockholders’ equity	38,197	59,866	71,876	112,395	182,904	189,699	196,720

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$5,741	$33,345	$24,955	$25,499	$21,405	$12,907	$28,450
Investing activities	(15,324)	(88,328)	(55,771)	(98,166)	(61,378)	(35,307)	(69,393)
Financing activities	36,427	75,198	(159)	63,322	81,358	33,225	(924)

Other Financial Data (unaudited):
EBITDA(5)	$17,362	$35,617	$46,622	$53,983	$59,117	$27,290	$40,076
Capital expenditures	15,324	88,328	55,771	105,816	61,378	35,307	71,434
Ratio of EBITDA to cash interest paid(6)	1.1	x	2.3	x	2.9	x	2.9	x	3.3	x	2.8	x	7.4	x
Ratio of earnings to fixed charges(7)	—	1.5	x	1.7	x	1.7	x	0.7	x	1.5	x	3.4	x

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Other Operating Data (unaudited):
Offshore Supply Vessels:
Average number of vessels	6.8	7.8	11.0	17.3	22.8	22.7	24.2
Average vessel capacity (deadweight tons)	1,900	1,947	2,208	2,353	2,274	2,270	2,325
Average utilization rate(8)	93.4%	99.1%	94.9%	88.6%	87.5%	81.1%	95.5%
Average dayrate(9)	$8,435	$11,872	$12,176	$10,940	$10,154	$9,636	$11,980
Effective dayrate(10)	7,878	11,765	11,555	9,693	8,885	7,815	11,441
Tugs and Tank Barges:
Average number of tank barges	7.0	12.3	16.0	15.9	16.0	16.0	13.7
Average fleet capacity (barrels)	451,655	847,780	1,130,727	1,145,064	1,156,330	1,156,330	968,002
Average barge size (barrels)	64,522	68,109	70,670	72,082	72,271	72,271	69,143
Average utilization rate(8)	71.4%	84.4%	78.1%	73.6%	82.2%	85.8%	85.5%
Average dayrate(11)	$8,982	$8,944	$9,499	$10,971	$11,620	$11,181	$12,924
Effective dayrate(10)	6,413	7,549	7,419	8,075	9,552	9,560	11,050

(1)	A loss on early extinguishment of debt was recorded during 2001 resulting from the write-off of deferred financing costs upon the refinancing of all our debt through the issuance of our 10.625% senior notes in July 2001. For the year ended December 31, 2004, the amount includes the repurchase premium, related fees and expenses and the write-off of unamortized original issue discount and deferred financing costs related to the repurchase of 91% of the 10.625% senior notes in November 2004. For the six-month period ended June 30, 2005, we incurred similar costs with respect to the redemption of the remaining 9% of the 10.625% senior notes.

(2)	Represents other operating income and expenses, including gains (losses) on the disposition of assets and equity in income from investments.

(3)	Includes goodwill amortization of $126 for each of the two years in the period ended December 31, 2001. Effective January 1, 2002, SFAS No. 142 “Goodwill and Other Intangible Assets” required that goodwill and other indefinite-lived assets no longer be amortized, but instead be reviewed for impairment annually or more frequently if circumstances indicate potential impairment. Net income (loss) would have been $(4,398) and $7,145 for the years ended December 31, 2000 and 2001, respectively, if SFAS 142 had been in effect on January 1, 2000.

(4)	Excludes original issue discount associated with our 10.625% senior notes in the principal amount of $175,000, in the amount of $2,694, $2,323 and $0 as of December 31, 2002, 2003 and 2004, respectively, and $2,121 and $0 for the six months ended June 30, 2004 and 2005, respectively. We repurchased 91% of the 10.625% senior notes in November 2004 and redeemed the remaining 9% of such senior notes in January 2005. Long-term debt as of December 31, 2003 and June 30, 2005 includes $40,000 and $16,000, respectively, outstanding under our revolving credit facility, which was undrawn as of December 31, 2002 and 2004 and June 30, 2004.

(5)	See our discussion of EBITDA as a non-GAAP financial measure and related reconciliation immediately following these footnotes.

(6)	Calculated as EBITDA divided by interest expense. For purposes of calculating the ratio of EBITDA to interest expense, EBITDA consists of the components described in our discussion of EBITDA immediately following these footnotes.

(7)	Calculated as earnings divided by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest whether expensed or capitalized and amortization of loan costs. In fiscal year 2000, our earnings were insufficient to cover fixed charges by approximately $3.3 million.

(8)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

(9)	Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.

(10)	Effective dayrates represent the average dayrate multiplied by the average utilization rate.

(11)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers.

Non-GAAP Financial Measures

We disclose and discuss EBITDA as a non-GAAP financial measure in our public releases, including quarterly earnings releases, investor conference calls and other filings with the Commission. We define EBITDA as earnings (net income) before interest, income taxes, depreciation, amortization and losses on early extinguishment of debt. Our measure of EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA differently than we do, which may limit its usefulness as a comparative measure.

We view EBITDA primarily as a liquidity measure and, as such, we believe that the GAAP financial measure most directly comparable to it is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

EBITDA is widely used by investors and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay deferred taxes and fund drydocking charges and other maintenance capital expenditures. We also believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

EBITDA is also one of the financial metrics used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) as a significant criteria for annual incentive cash bonuses paid to our executive officers and other shore-based employees; (iii) to compare to the EBITDA of other companies when evaluating potential acquisitions; and (iv) to assess our ability to service existing fixed charges and incur additional indebtedness.

The following table provides the detailed components of EBITDA, as we define that term, for the following periods (in thousands).

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Components of EBITDA:
Net income (loss)	$(4,524)	$7,019	$11,647	$11,190	$(2,483)	$4,268	$12,961
Interest expense, net:
Debt obligations	8,216	10,665	16,207	18,523	17,698	9,801	5,438
Put warrants(1)	7,262	2,952	—	—	—	—	—
Interest income	(305)	(1,455)	(667)	(178)	(356)	(106)	(243)

Total interest, net	15,173	12,162	15,540	18,345	17,342	9,695	5,195

Income tax expense (benefit)	1,550	5,737	7,139	6,858	(1,320)	2,500	7,615
Depreciation	4,250	6,501	10,351	14,393	17,408	8,556	9,211
Amortization	913	1,169	1,945	3,197	5,727	2,271	3,396
Loss on early extinguishment of debt(2)	—	3,029	—	—	22,443	—	1,698

EBITDA	$17,362	$35,617	$46,622	$53,983	$59,117	$27,290	$40,076

(1)	Interest expense from put warrants represents an adjustment to the estimated fair value of the put warrants. According to the Emerging Issues Task Force, or EITF, Issue 88-9, as supplemented by EITF Issue 00-19, which we have adopted, we are required to account for warrants that contain put options at their estimated fair value with the changes reported as interest. We repurchased and terminated all of the warrants for $14,500 in October 2001.
(2)	A loss on early extinguishment of debt was recorded during 2001 resulting from the write-off of deferred financing costs upon the refinancing of all our debt through the issuance of our 10.625% senior notes in July 2001. For the year ended December 31, 2004, the amount includes the repurchase premium, related fees and expenses and the write-off of unamortized original issue discount and deferred financing costs related to the repurchase of 91% the 10.625% senior notes in November 2004. For the six months ended June 30, 2005, we incurred similar costs with respect to the redemption of the remaining 9% of the 10.625% senior notes.

The following table reconciles EBITDA to cash flows provided by operating activities for the following periods (in thousands).

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
EBITDA Reconciliation to GAAP:
EBITDA	$17,362	$35,617	$46,622	$53,983	$59,117	$27,290	$40,076
Cash paid for deferred drydocking charges	(1,491)	(1,745)	(2,409)	(6,100)	(8,530)	(4,523)	(3,687)
Cash paid for interest	(7,145)	(5,577)	(19,075)	(19,718)	(24,023)	(10,308)	(8,202)
Changes in working capital	(2,908)	4,972	(460)	(1,993)	(4,960)	515	1,499
Changes in other, net	(77)	78	277	(673)	(199)	(67)	(1,236)

Cash flows provided by operating activities	$5,741	$33,345	$24,955	$25,499	$21,405	$12,907	$28,450

Set forth below are the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating activities.

•	EBITDA does not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels as a result of normal wear and tear,

•	EBITDA does not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels,

•	EBITDA does not reflect the deferred income taxes that we will eventually have to pay once we are no longer in an overall tax net operating loss carryforward position, and

•	EBITDA does not reflect changes in our net working capital position.

Management compensates for the above-described limitations in using EBITDA as a non-GAAP financial measure by only using EBITDA to supplement our GAAP results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this prospectus supplement. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus supplement.

General

We own a fleet of 25 technologically advanced, new generation OSVs, which include two foreign-flagged AHTS vessels that primarily operate as supply vessels and for towing jack-up rigs. We also own and operate one fast supply vessel and own two former coastwise sulfur tankers that are to be converted into MPSVs. Currently, 17 of our OSVs are operating in the U.S. Gulf of Mexico, eight of our OSVs are operating offshore Trinidad, and a fast supply vessel is working offshore Mexico. We also own 14 ocean-going tugs and 15 active ocean-going tank barges, three of which are double-hulled. Currently, 13 of our tank barges are operating in the northeastern United States, primarily New York Harbor, and two are operating in Puerto Rico. By the end of calendar 2005, our tug and tank barge segment is expected to consist of 14 ocean-going tugs and 18 ocean-going tank barges, six of which will be double-hulled. This projected fleet count reflects three double-hulled tank barges under construction and is net of the retirement of three single-hulled tank barges at the end of 2004, two of which are currently inactive and unavailable to transport petroleum products in navigable waters of the United States. The third inactive vessel, the Energy 9801, was sold in April 2005. Upon completion of this current newbuild program and our recently announced second tug and tank barge newbuild program, 58% of our tank barge fleet barrel capacity is expected to be double-hulled, up from 29% today.

We charter our OSVs on a dayrate basis, under which the customer pays us a specified dollar amount for each day during the term of the contract, pursuant to either fixed term or spot time charters. A fixed term time charter is a contract for a fixed period with a specified dayrate, generally paid monthly. Spot time charters in the OSV industry are generally charter contracts with either relatively short fixed or indefinite terms. In all time charters, spot or fixed, the vessel owner absorbs crew, insurance and repair and maintenance costs in connection with the operation of the vessel, while customers absorb all other direct operating costs. In addition, in a typical time charter, the charterer obtains the right to direct the movements and utilization of the vessel while the vessel owner retains operational control over the vessel.

All of our OSVs and our fast supply vessel operate under time charters, including ten that are chartered under long-term contracts with expiration dates ranging from October 2005 through April 2007. The long-term contracts for our supply vessels are consistent with those used in the industry and are typically either fixed for a term of one or more years or are tied to the duration of a long-term contract for a drilling rig for which the vessel provides services. These contracts generally contain, among others, provisions governing insurance, reciprocal indemnifications, performance requirements and, in certain instances, dayrate escalation terms and renewal options.

While OSVs service existing oil and gas production platforms as well as exploration and development activities, incremental OSV demand depends primarily upon the level of drilling activity, which can be influenced by a number of factors, including oil and natural gas prices and drilling budgets of exploration and production companies. As a result, utilization rates have historically been tied to oil and natural gas prices and drilling activity. However, the relatively large capital commitments, longer lead times and investment horizons associated with deepwater and deep well projects have diminished the significance of these factors compared to conventional shelf projects.

We have developed, through a series of newbuild programs, a proprietary fleet of 200, 240, and 265 class new generation OSVs to meet the diverse needs of our customers. Through acquisitions, we have broadened the mix of our fleet to include additional 200 class vessels that are well suited for deep shelf gas exploration and other complex shelf drilling applications and to fill the increasing demand for modern equipment for conventional drilling on the Continental Shelf. We have continued our efforts to expand the services that we offer our customers with the acquisition of two AHTS vessels, which will primarily serve as 240 class supply vessels and for towing jack-up rigs, and the recent announcement of the conversion of two coastwise sulfur tankers for use as 370 class MPSVs, and our fourth OSV newbuild program that will add, in the aggregate, approximately 20,000 deadweight tons of capacity to our OSV fleet.

Although the demand for new generation equipment has historically been driven by deepwater, deep shelf and highly complex projects, we are experiencing increased demand for our vessels for all types of projects, including transition zone and shelf activity, irrespective of water depth, drilling depth or project type, and non-oil and gas production activities. Notably, this prevailing shift in customer preference does not appear to be limited to the U.S. Gulf of Mexico, as we have also observed this preference in foreign areas such as Mexico, Trinidad, Brazil and West Africa.

Soft market conditions for OSVs in the U.S. Gulf of Mexico persisted from the second half of 2002 through the first half of 2004. Since the second half of 2004, OSV market conditions in the U.S. Gulf of Mexico have improved substantially. Our average dayrates have risen approximately $3,600 since April 2004 to an average of approximately $13,200 per day for the third quarter 2005, to date, while our fleetwide OSV utilization has risen from roughly 70% to 97% over the same time span. This combination of increased dayrates and utilization has resulted in an increase in our effective, or utilization-adjusted, OSV dayrate of approximately 90% since April 2004.

Market conditions in the U.S. Gulf of Mexico continue to show positive trends such as the increased level of approved applications to drill deepwater wells and certain operators’ construction commitments for new deepwater floating rigs, deep shelf jack-up rigs, floating production units, subsea tie-backs and other deepwater production infrastructure and the additional demand for vessels in connection with rehabilitating infrastructure damaged by Hurricanes Katrina and Rita. Another indication of the encouraging visible demand is rising dayrates and utilization for all classes of offshore rigs, which in the past has been a barometer for OSV dayrates. The supply fundamentals for new generation OSVs could further impact market conditions. The average age of conventional 180 class OSVs is approximately 25 years; therefore, we expect that there will be a continued and accelerated attrition rate for such vessels working in the U.S. Gulf of Mexico and abroad. Although OSVs have been recently constructed to replace the worldwide conventional 180 class tonnage being removed from service, several U.S.-flagged new generation OSVs have left the U.S. Gulf of Mexico for foreign markets, which is a trend that we expect to continue. Additionally, there are signs that the improved market conditions in the U.S. Gulf of Mexico could be a long-term trend. For example, in the offshore oil and natural gas lease sale held in August 2004 by the Minerals Management Service, interest in acquiring leases was the highest it had been in the prior six years, a 22% increase from 2003, with 44% of the leases bid on being located in ultra-deep water. Additional evidence of a strengthening OSV market in the U.S. Gulf of Mexico is an increase in offshore rig fleet utilization. According to ODS-Petrodata, offshore rig fleet utilization is up to 84% from the year-ago level of 77%.

Generally, we operate an ocean-going tug and tank barge together as a “tow” to transport petroleum products between U.S. ports and along the coast of Puerto Rico. We operate our tugs and tank barges under fixed time charters, spot time charters, contracts of affreightment and consecutive voyage contracts. A fixed term time charter is a contract for a fixed period of time with a specified day rate, generally paid monthly. Spot time charters in the tug and tank barge industry are generally single-voyage contracts of affreightment, consecutive voyage contracts, or time charter contracts with either relatively short fixed or indefinite terms. A consecutive voyage contract is a contract for the transportation of cargo for a specified number of voyages between designated ports over a fixed period of time under which we are paid based on the volume of products we deliver per voyage. Under consecutive voyage contracts, in addition to earning revenues for volumes delivered, we earn a standby hourly rate between voyages. We may also charter vessels to a third party under a bareboat charter. A bareboat charter is a “net lease” in which the charterer takes full operational control over the vessel for a specified period of time for a specified daily rate that is generally paid monthly to the vessel owner. The bareboat charterer is solely responsible for the operation and management of the vessel and must provide its own crew and pay all operating and voyage expenses. We also provide tug services to third party vessels on a periodic basis. Typically, these services include vessel docking and towage assistance.

The primary demand drivers for our tug and tank barge services are population growth, the strength of the U.S. economy, changes in weather, oil prices and competition from alternate energy sources. The tug and tank barge market, in general, is marked by steady demand over time. Results for the first and fourth quarters of a given year are typically higher due to normal seasonal winter-weather patterns that typically result in a drop-off of activity during the second and third quarters. We generally take advantage of this seasonality to prepare our tug and tank barge fleet for peak demand periods by performing our regulatory drydocking and maintenance programs during the second and third quarters. In addition, we regularly evaluate our customers’ needs and often elect to accelerate scheduled drydockings to take advantage of certain market opportunities.

As the most recent major OPA 90 milestone approached on January 1, 2005 and since that date, customer demand for double-hulled equipment has led to increases in dayrates for this equipment, particularly for tank barges in black oil service. We are actively working to ensure that our fleet is well positioned to take advantage of these opportunities as they develop. In November 2003, we commenced a double-hulled tank barge newbuild program to replace some of our existing single-hulled tank barges that we anticipated retiring from service in accordance with OPA 90. This newbuild program is replacing about 270,000 barrels of single-hulled capacity that we retired from service at the end of 2004 pursuant to OPA 90 with approximately 600,000 barrels of new double-hulled capacity. Our first two new double- hulled tank barges, the Energy 13501 and Energy 11103, were delivered on March 11, 2005 and July 10, 2005, respectively, and replaced the capacity of the Energy 9801, Energy 9501, and Energy 8701, all of which were retired from service at the end of 2004 as required by OPA 90. The remaining three newbuild tank barges are expected to be delivered during the fourth quarter of 2005.

Our operating costs are primarily a function of fleet size and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs and marine insurance. Because most of these expenses are incurred regardless of vessel utilization, our direct operating costs as a percentage of revenues may fluctuate considerably with changes in dayrates and utilization.

In addition to the operating costs described above, we incur fixed charges related to the depreciation of our fleet and costs for routine drydock inspections and maintenance and repairs necessary to ensure compliance with applicable regulations and to maintain certifications for our vessels with the U.S. Coast Guard and various classification societies. The aggregate number of drydockings and other repairs undertaken in a given period determines the level of maintenance and repair expenses and marine inspection amortization charges. We generally capitalize costs incurred for drydock inspection and regulatory compliance and amortize such costs over the period between such drydockings, typically 30 or 60 months. Applicable maritime regulations require us to drydock our vessels twice in a five-year period for inspection and routine maintenance and repair. If we undertake a large number of drydockings in a particular fiscal period, comparative results may be affected.

Critical Accounting Policies

Our consolidated financial statements included in this prospectus supplement have been prepared in accordance with accounting principles generally accepted in the United States. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles. In other circumstances, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon available information. We base our estimates and judgments on historical experience and various other factors that we believe are reasonable based upon the information available. Actual results may differ from these estimates under different assumptions and conditions. We believe that of our significant accounting policies discussed in Note 2 to our consolidated financial statements, the following may involve estimates that are inherently more subjective.

Purchase Accounting. Purchase accounting requires extensive use of estimates and judgments to allocate the cost of an acquired enterprise to the assets acquired and liabilities assumed. The cost of each acquired operation is allocated to the assets acquired and liabilities assumed based on their estimated fair values. These estimates are revised during an allocation period as necessary when, and if, information becomes available to further define and quantify the value of the assets acquired and liabilities assumed. For example, costs related to the recertification of acquired vessels that are drydocked within the allocation period immediately following the acquisition of such vessels are reflected as an adjustment to the value of the vessels acquired and the liabilities assumed related to the drydocking. The adjusted basis of the vessel is depreciated over the estimated useful lives of the vessel. The allocation period does not exceed one year from the date of the acquisition. To the extent additional information to refine the original allocation becomes available during the allocation period, the allocation of the purchase price is adjusted. For example, if an acquired vessel was subsequently disposed of within the allocation period, the sales price of the vessel would be used to adjust the original assigned value to the vessel at the date of acquisition such that no gain or loss would be recognized upon disposition during the allocation period. If information becomes available after the allocation period, those items are reflected in operating results.

Carrying Value of Vessels. We depreciate our tugs, tank barges, and OSVs over estimated useful lives of 14 to 25 years, three to 25 years and 20 to 25 years, respectively. The useful lives used for single-hulled tank barges is based on their classification under OPA 90, and for double-hulled tank barges it is 25 years. In assigning depreciable lives to these assets, we have considered the effects of both physical deterioration largely caused by wear and tear due to operating use and other economic and regulatory factors that could impact commercial viability. To date, our experience confirms that these policies are reasonable, although there may be events or changes in circumstances in the future that indicate the recoverability of the carrying amount of a vessel might not be possible. Examples of events or changes in circumstances that could indicate that the recoverability of a vessel’s carrying amount should be assessed might include a change in regulations such as OPA 90, a significant decrease in the market value of a vessel and current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with a vessel. If events or changes in circumstances as set forth above indicate that a vessel’s carrying amount may not be recoverable, we would then be required to estimate the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the vessel, we would be required to recognize an impairment loss.

Recertification Costs. Our tugs, tank barges and OSVs are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as they are incurred. Recertification costs can be accounted for in one of three ways: (1) defer and amortize, (2) accrue in advance, or (3) expense as incurred. Companies in our industry use either the defer and amortize or the expense as incurred accounting method. We defer and amortize recertification costs over the length of time in which the recertification is expected to last, which is generally 30 or 60 months. Major replacements and improvements, which extend the vessel’s economic useful life or functional operating capability, are capitalized and depreciated over the vessel’s remaining economic useful life. Inherent in this process are estimates we make regarding the specific cost incurred and the period that the incurred cost will benefit.

Revenue Recognition. We charter our OSVs to customers under time charters based on a daily rate of hire and recognize revenue as earned on a daily basis during the contract period of the specific vessel. Tugs and tank barges are contracted to customers primarily under contracts of affreightment, under which revenue is recognized based on the number of days incurred for the voyage as a percentage of total estimated days applied to total estimated revenues. Voyage related costs are expensed as incurred. Substantially all voyages under these contracts are less than 10 days in length. We also contract our tugs and tank barges under time charters based on a daily rate of hire. Revenue is recognized on such contracts as earned on a daily basis during the contract period of the specific vessel.

Allowance for Doubtful Accounts. Our customers are primarily major and independent, domestic and international, oil and oil service companies. Our customers are granted credit on a short-term basis and related credit risks are considered minimal. We usually do not require collateral. We provide an estimate for uncollectible accounts based primarily on management’s judgment. Management uses historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. Our historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customers balances are deemed uncollectible.

Income Taxes. We follow SFAS No. 109, “Accounting for Income Taxes.” SFAS 109 requires the use of the liability method of computing deferred income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The assessment of the realization of deferred tax assets, particularly those related to tax operating loss carryforwards, involves the use of management’s judgment to determine whether it is more likely than not that we will realize such tax benefits in the future.

Results of Operations

The tables below set forth, by segment, the average dayrates and utilization rates and effective dayrates for our vessels and the average number of vessels owned during the periods indicated. These OSVs and tug and tank barges generate substantially all of our revenues and operating profit. The table does not include the results of operations of the HOS Hotshot, a 165-ft. fast supply vessel that we had been operating under a bareboat charter since it was delivered in April 2003. We exercised our option to purchase that vessel in May 2004.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Offshore Supply Vessels:
Average number of vessels	11.0	17.3	22.8	22.7	24.2
Average vessel capacity (deadweight tons)	2,208	2,353	2,274	2,270	2,325
Average utilization rate(1)	94.9%	88.6%	87.5%	81.1%	95.5%
Average dayrate(2)	$12,176	$10,940	$10,154	$9,636	$11,980
Effective dayrate(4)	11,555	9,693	8,885	7,815	11,441

Tugs and Tank Barges:
Average number of tank barges	16.0	15.9	16.0	16.0	13.3
Average fleet capacity (barrels)	1,130,727	1,145,064	1,156,330	1,156,330	968,002
Average barge size (barrels)	70,670	72,082	72,271	72,271	69,143
Average utilization rate(1)	78.1%	73.6%	82.2%	85.5%	85.5%
Average dayrate(3)	$9,499	$10,971	$11,620	$11,181	$12,904
Effective dayrate(4)	7,419	8,075	9,552	9,560	11,050

(1)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(2)	Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.

(3)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost paid by customers of in-chartering third-party equipment.
(4)	Effective dayrates represent the average dayrate multiplied by the average utilization rate.

Summarized financial information concerning our reportable segments is shown below in the following table for the periods indicated (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Revenues by segment:
Offshore supply vessels(1)
Domestic	$43,702	$50,044	$59,886	$26,269	$37,955
Foreign	2,676	12,358	15,407	6,650	12,459

	46,378	62,402	75,293	32,919	50,414

Tugs and tank barges
Domestic	36,020	43,206	50,465	25,631	24,841
Foreign(2)	10,187	5,205	6,503	3,085	3,731

	46,207	48,411	56,968	28,716	28,572

	$92,585	$110,813	$132,261	$61,635	$78,986

Operating expenses by segment:
Offshore supply vessels	$14,367	$22,786	$29,724	$13,562	$16,616
Tugs and tank barges	21,970	24,019	28,796	14,485	14,852

	$36,337	$46,805	$58,520	$28,047	$31,468

Depreciation and amortization:
Offshore supply vessels	$5,830	$9,381	$12,876	$6,192	$7,177
Tugs and tank barges	6,466	8,209	10,259	4,635	5,430

	$12,296	$17,590	$23,135	$10,827	$12,607

Loss on early extinguishment of debt	$—	$—	$22,443	$—	$1,698

General and administrative expenses	$9,681	$10,731	$14,759	$6,292	$8,571

Interest expense	16,207	18,523	17,698	9,801	5,438

Interest income	667	178	356	106	243

Income tax expense (benefit)	7,139	6,858	(1,320)	2,500	7,615

(1)	Included in OSV revenues are amounts applicable to our fast supply vessel, the HOS Hotshot, that we acquired in May 2004 along with the HOS Saylor and HOS Navegante, our AHTS vessels that we acquired in January and March 2005, respectively.
(2)	Included are amounts applicable to our Puerto Rico tug and tank barge operations. Puerto Rico is considered a possession of the United States and the Jones Act and U.S. environmental laws and regulations apply to vessels operating in Puerto Rican waters.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Revenues. Revenues were $79.0 million for the six months ended June 30, 2004, compared to $61.6 million for the same period in 2004, an increase of $17.4 million or 28.2%. Although our average operating fleet remained relatively flat since the second quarter of 2004, revenues primarily increased as a result of the strengthening market conditions in our OSV business segment. Our average operating fleet was 53 vessels at the end of the second quarter of 2005 compared to 51 vessels at the end of the second quarter of 2004.

Revenues from our OSV segment increased to $50.4 million for the six months ended June 30, 2005, compared to $32.9 million for the same period of 2004, an increase of $17.5 million or 53.2%. Our revenue growth is primarily attributable to the increases in OSV utilization and dayrates compared to the prior year period and the addition of two AHTS vessels during 2005. Our utilization rate was 95.5% for the first six months of 2005 compared to 81.1% for the same period of 2004. Our OSV average dayrate was $11,980 for the first six months of 2005 compared to $9,636 for the same period of 2004, an increase of $2,344 or 24.3%. The increase in dayrates and utilization is primarily related to the significant improvement in the U.S. Gulf of Mexico market. Domestic revenues for our OSV segment were $38.0 million for the six months ended June 30, 2005, an increase of $11.7 million or 44.5%, compared to $26.3 million for the same period of 2004 due to the recovery of the OSV market in the U.S. Gulf of Mexico. Foreign revenues for our OSV segment increased to $12.5 million for the six months ended June 30, 2005, compared to $6.7 million for the same period of 2004, an increase of $5.8 million or 86.6% due to having an average of 3.7 more vessels operating internationally during the first six months of 2005.

Revenues from our tug and tank barge segment were $28.6 million for the six months ended June 30, 2005, which was roughly equal to the $28.7 million in revenues for the same period of 2004, even though our barrel capacity was approximately 188,000 barrels lower during the 2005 period compared to the 2004 period. Our utilization rate of 85.5% remained flat for the first six months of 2005 compared to the same period in 2004. Our average dayrate of $12,924 for the first six months of 2005 increased $1,743 or 15.6% from the average dayrate of $11,181 for the same period of 2004. The increase in dayrates is primarily attributed to higher demand for our equipment in the northeastern United States and the ability of the Energy 13501 to command higher rates as a newbuild double-hulled tank barge with higher barrel-carrying capacity compared to our fleetwide average barrel-carrying capacity.

Operating Expense. Our operating expense increased to $31.5 million for the six months ended June 30, 2005, compared to $28.0 million for the same period of 2004, an increase of $3.5 million or 12.5%. The increase in operating expense during 2005 is primarily due to the net effect of recent vessel acquisitions, newbuild deliveries and vessel retirements at the end of 2004 due to OPA 90.

Operating expense for our OSV segment increased $3.0 million or 22.1% for the six months ended June 30, 2005 to $16.6 million compared to $13.6 million for the same period in 2004. This increase was related to significantly higher utilization and the addition of two AHTS vessels and one fast supply vessel to our fleet.

Operating expense for our tug and tank barge segment was $14.9 million for the six months ended June 30, 2005, compared to $14.5 million for the same period of 2004, an increase of $0.4 million or 2.8%. Operating expenses remained relatively consistent between the two periods as a result of the net effect of removing three single-hulled tank barges from service as required by OPA 90 and the addition of two higher horsepower ocean-going tugs and one double-hulled newbuild tank barge.

Depreciation and Amortization. Our depreciation and amortization expense of $12.6 million for the six months ended June 30, 2005 increased $1.8 million or 16.7% compared to $10.8 million for the same period of 2004. This increase is primarily related to the net impact of having two AHTS vessels, one 135,000-barrel barge, and two 6,000 horsepower tugs added to our fleet since the end of the second quarter of 2004.

General and Administrative Expense. Our general and administrative expense was $8.6 million for the six months ended June 30, 2005, compared to $6.3 million for the same period of 2004, an increase of $2.3 million or 36.5%. We expected this increase due to our continued growth via vessel acquisitions, our newbuild and conversion programs and our increased reporting obligations under federal securities and corporate governance laws and stock exchange requirements.

Interest Expense. Interest expense was $5.4 million for the six months ended June 30, 2005, compared to $9.8 million for the same period of 2004, a decrease of $4.4 million or 44.9%. The decrease in interest expense is attributed to the refinancing of our old 10.625% senior notes with our new 6.125% senior notes at the end of 2004. Capitalization of interest costs relating to new construction of vessels was approximately $2.1 million and $0.9 million for the six months ended June 30, 2005 and 2004, respectively.

Interest Income. Interest income was $0.2 million in the six months ended June 30, 2005, an increase of $0.1 million or 100%, compared to $0.1 million for the same period of 2004. The increase in interest income is due to a higher average cash balance of $33.4 million for the first six months of 2005 compared to $18.3 million for the same period of 2004.

Income Tax Expense. Our effective tax rate was 37.0% and 36.9% for the six months ended June 30, 2005 and 2004, respectively. Our income tax expense primarily consists of deferred taxes due to our federal net operating loss carryforwards. Our income tax rate is higher than the federal statutory rate due primarily to expected state and foreign tax liabilities and items not deductible for federal income tax purposes.

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

Revenues. Revenues were $132.3 million in 2004, compared to $110.8 million in 2003, an increase of $21.5 million or 19.4%. The increase in revenues was primarily the result of the year-over-year increase in the size of our fleet. Our operating fleet grew from an average of 45 vessels during 2003 to an average of 51 vessels during 2004. The additional revenues generated by newly constructed or acquired vessels that were not in operation during all of 2003 and 2004 accounted for $15.8 million of the increase in our revenues. We also experienced a $5.7 million increase in revenues from our 45 vessels that were in service during each of the years ended December 31, 2004 and 2003 due to improving market conditions in both of our business segments.

Revenues from our OSV segment increased to $75.3 million in 2004, compared to $62.4 million for 2003, an increase of $12.9 million or 20.7%. Our average OSV fleet size grew by

5.5 vessels during 2004 compared to 2003. The average utilization rate was 87.5% for 2004, compared to 88.6% for 2003. Although there was a 1.1% decrease in utilization for 2004, the early stages of 2004 were marked with utilization in the mid to low-80’s while the latter part of 2004 had utilization in the low to mid-90’s. Our OSV average dayrate was $10,154 for 2004, compared to $10,940 for 2003, a decrease of $786 or 7.2%. The decrease in average dayrates primarily reflected the change in our average vessel size as 2004 was the first full year of operating results for the six 220’ class vessels that were acquired in mid-2003. While our annual average dayrates were lower in 2004 compared to 2003, average dayrates for the fourth quarter of 2004 have returned to annual 2003 levels. Domestic revenues were also higher in 2004 than the prior year due mainly to the recovery of the OSV market in the U.S. Gulf of Mexico. Foreign revenues were positively impacted by having two additional vessels working internationally during 2004. Based on current market trends, we anticipate that our OSV utilization and average dayrates for each vessel class will remain at least above fourth quarter 2004 levels for 2005 and 2006.

Revenues from our tug and tank barge segment totaled $57.0 million in 2004, compared to $48.4 million in 2003, an increase of $8.6 million or 17.8%. Our utilization rate increased to 82.2% for 2004, compared to 73.6% for 2003, primarily due to extended cold weather in the spring of 2004, fewer days out of service for drydockings and repairs in 2004 compared to 2003, and increased movements of diesel and unleaded gasoline barrels as gasoline inventories during the summer of 2004 were at 30-year seasonal record lows. Our average dayrates were $649 higher in 2004 than the prior year as a tightening tank barge market in the northeastern United States contributed to higher freight rates and fuel shortages during the summer of 2004 that caused higher barrel movements for gasoline and diesel fuel.

Operating Expenses. Our operating expenses increased to $58.5 million for 2004, compared to $46.8 million in 2003, an increase of $11.7 million or 25.0%. The increase in operating expenses was the result of having more vessels in service during 2004 compared to 2003 and increasing costs related to newly instituted Homeland Security measures, training, repair and maintenance, and insurance.

Operating expenses for our OSV segment increased $6.9 million, or 30.3%, in 2004 to $29.7 million, compared to $22.8 million in 2003. This increase was primarily the result of having an average of six more new OSVs in service during 2004 compared to 2003. Daily operating costs per vessel in the OSV segment decreased over the same period in 2003, commensurate with the change in our fleet complement with the addition of six 220’ vessels in mid-2003.

Operating expenses for our tug and tank barge segment was $28.8 million for 2004, compared to $24.0 million in 2003, an increase of $4.8 million or 20.0%. The increase in operating expenses was primarily the result of higher fuel, insurance and personnel costs along with the increased cost of compliance of newly instituted Homeland Security measures. Average daily operating costs per vessel for 2004 increased over 2003 commensurately with the overall increase in operating expenses discussed above.

Depreciation and Amortization. Our depreciation and amortization expense of $23.1 million for the year ended December 31, 2004 increased $5.5 million or 31.3% compared to $17.6 million for the same period in 2003. Depreciation and amortization were higher in 2004 as a result of having an average of six additional vessels in our fleet and increased drydocking activity compared to the same period in 2003. These expenses are expected to increase further with the recent acquisition of two ocean-going tugs, one AHTS vessel and the construction of five double-hulled tank barges, and when these and any other recently acquired and newly constructed vessels undergo their initial 30 and 60 month recertifications.

Loss on Early Extinguishment of Debt. On November 3, 2004, we commenced a cash tender offer for all of the $175 million in aggregate principal amount of our 10.625% senior notes. Senior notes totaling approximately $159.5 million, or 91% of such notes outstanding, were validly tendered during the designated tender period. The remaining $15.5 million of our 10.625% senior notes were redeemed on January 14, 2005. A loss on early extinguishment of debt of approximately $22.4 million was recorded during the fourth quarter of 2004 and includes the tender offer costs and an allocable portion of the write off of unamortized financing costs and original issue discount, and a bond redemption premium. A loss on early extinguishment of debt of approximately $1.7 million was recorded for the first quarter of 2005 for those costs allocable to the $15.5 million of our 10.625% senior notes redeemed on January 14, 2005.

General and Administrative Expenses. Our general and administrative expenses were $14.8 million for 2004, compared to $10.7 million in 2003, an increase of $4.1 million or 38.3%. This increase primarily resulted from increased overhead relating to the additional vessels purchased, the increased costs of operating as a public company and, during the fourth quarter 2004, several discrete charges related to increased employee bonuses, insurance and legal fees. General and administrative expenses are expected to trend higher in 2005 to accommodate our continued growth via vessel acquisitions, the construction of five double-hulled tank barges, and our increased reporting obligations under federal securities and corporate governance laws and stock exchange requirements. However, we expect the ratio of general and administrative expenses to revenues to remain at our historical levels at approximately 11% of revenues.

Interest Expense. Interest expense from debt obligations was $17.7 million in 2004, compared to $18.5 million in 2003, a decrease of $0.8 million or 4.3%. The decrease in interest expense primarily relates to having an average balance outstanding under our revolving credit facility of $12.0 million during 2004 compared to $20.0 million during 2003 and having outstanding balances on such facility during only three months of 2004 compared to 11 months of 2003. Other factors causing a decrease in interest expense are continued increases in our capitalized interest due to the construction of double-hulled tank barges and the November 2004 issuance of 6.125% senior notes to repurchase a portion of our outstanding 10.625% senior notes. See “Liquidity and Capital Resources” for further discussion. Capitalization of interest costs relating to new construction of vessels was approximately $3.0 million for 2004 compared to $2.7 million for 2003.

Interest Income. Interest income was $0.4 million in 2004, compared to $0.2 million in 2003, an increase of $0.2 million or 100%. The increase in interest income resulted from increased interest rates along with higher average cash balances invested during 2004 compared to 2003. Average cash balances were $33.6 million and $17.6 million for the years ended December 31, 2004 and 2003, respectively.

Income Tax Expense. We recorded an income tax benefit for 2004, compared to an income tax provision for 2003, due to a pre-tax loss attributable to an early extinguishment of debt. See “Liquidity and Capital Resources” for further discussion. We also recorded deferred taxes due to our federal tax net operating loss carryforwards primarily generated by accelerated depreciation for tax purposes of approximately $95 million as of December 31, 2004. These loss carryforwards are available through 2018 to offset future taxable income. Our income tax rate is higher than the federal statutory rate due primarily to expected state and foreign tax liabilities and items not deductible for federal income tax purposes.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues. Revenues were $110.8 million for 2003, compared to $92.6 million for 2002, an increase of $18.2 million or 19.7%. This increase in revenues is primarily the result of the year-over-year growth of our fleet. Our operating fleet grew from an average of 39 vessels during 2002 to an average of 45 vessels during 2003. The additional revenues generated by these six vessels accounted for $14.5 million of the increase in our revenues. We also experienced a $3.7 million increase in revenues from our 39 vessels that were in service during each of the years ended December 31, 2003 and 2002.

Revenues from our OSV segment increased to $62.4 million for 2003, compared to $46.4 million for 2002, an increase of $16.0 million or 34.5%. Our utilization rate was 88.6% for 2003, compared to 94.9% in 2002. The increase in revenues was primarily the result of the year-over-year increase in the size of our fleet. The decrease in utilization was due to having fewer OSVs on long-term contracts and an increased proportion of vessels operating in the spot market, which is more susceptible to market fluctuations. The soft OSV spot market that began in mid-2002 continued throughout 2003. Our OSV average dayrate was $10,940 for 2003, compared to $12,176 in 2002, a decrease of $1,236 or 10.2%. The decrease in average dayrates primarily reflects the addition of six 220 class OSVs, which typically experience lower dayrates, regardless of market conditions, than our 240 or 265 class vessels and continued dayrate weakness in the U.S. Gulf of Mexico. The fourth quarter of 2003 was the first quarter that reflected a full contribution of the operating results from all six of the new 220 class OSVs we acquired in mid-2003, causing a shift in our OSV vessel mix.

Revenues from our tug and tank barge segment totaled $48.4 million for 2003 compared to $46.2 million for 2002, an increase of $2.2 million or 4.8%. The segment revenue increase was primarily due to the acquisition of one 80,000-barrel double-hulled tank barge on February 28, 2003. Our utilization rate decreased to 73.6% for 2003, compared to 78.1% for the same period of 2002 primarily due to more drydocking days occurring in 2003 and an increase in vessels operating under contracts of affreightment during the 2003 period. Our average dayrate increased $1,472, or 15.5%, to $10,971 for 2003 compared to $9,499 for 2002. The increased dayrates were primarily driven by higher average barge capacities and a bareboat charter contract that was replaced by a time charter contract, the latter of which commands a higher dayrate.

Operating Expenses. Our operating expenses increased to $46.8 million for 2003, compared to $36.3 million for 2002, an increase of $10.5 million or 28.9%. The increase in operating expenses was primarily the result of having more vessels in service in 2003 compared to 2002.

Operating expenses for our OSV segment increased $8.4 million or 58.3% for 2003 to $22.8 million, compared to $14.4 million for 2002. This increase was primarily the result of five newly constructed, larger class OSVs being in service for substantially more days during 2003 compared to 2002, and the acquisition of six 220 class OSVs in mid-2003. Daily operating costs per vessel for 2003 decreased over 2002, primarily due to a change in the OSV fleet complement in the second half of 2003.

Operating expenses for our tug and tank barge segment were $24.0 million for 2003, compared to $22.0 million for 2002, an increase of $2.0 million or 9.1%. The operating expense increase was primarily due to the acquisition of the Energy 8001 in February 2003. Average daily operating expenses per vessel in the tug and tank barge segment remained fairly constant.

Depreciation and Amortization. Our depreciation and amortization expense of $17.6 million in 2003 increased $5.3 million or 43.1% compared to $12.3 million for the same period in 2002. Depreciation and amortization was higher in 2003 as a result of having an average of six additional vessels in our fleet and increased drydocking activity compared to the same period in 2003. These expenses were expected to increase further with the delivery of one OSV in early 2004 and once other recently acquired or newly constructed vessels underwent their initial 30 and 60 month recertifications.

General and Administrative Expenses. Our general and administrative expenses were $10.7 million for 2003, compared to $9.7 million for 2002, an increase of $1.0 million or 10.3%. This increase primarily resulted from increased overhead relating to the costs associated with increased reporting obligations under federal securities laws incurred during 2003 but not in 2002 and the expansion of our fleet during 2003.

Interest Expense. Interest expense was $18.5 million in 2003, compared to $16.2 million in 2002, an increase of $2.3 million or 14.2%. The increase in interest expense resulted from lower capitalized interest in 2003 of $2.7 million related to the construction in progress of four vessels compared to $3.9 million related to the construction of eight vessels in progress during 2002. In addition, the net increase in interest expense was impacted by an average balance outstanding under our revolving credit facility during calendar 2003 of $20.0 million compared to 2002, when the facility was undrawn all year.

Interest Income. Interest income was $0.2 million in 2003 compared to $0.7 million in 2002, a decrease of $0.5 million or 71.4%. Average cash balances were $17.6 million and $37.7 million for the years ended December 31, 2003 and 2002, respectively, which substantially contributed to the decrease in interest income during the year ended December 31, 2003.

Income Tax Expense. Our effective tax rate was 38.0% for 2003 and 2002. Our income tax expense primarily consists of deferred taxes due to our federal tax net operating loss carryforwards primarily generated by accelerated depreciation for tax purposes, of approximately $37.4 million as of December 31, 2003, that are available through 2018 to offset future taxable income. Our income tax rate is higher than the federal statutory rate due primarily to expected state and foreign tax liabilities and items not deductible for federal income tax purposes.

Liquidity and Capital Resources

Our capital requirements have historically been financed with cash flow from operations, proceeds from issuances of our debt and common equity securities, and borrowings under our credit facilities. We require capital to fund ongoing operations, construction of new vessels, conversion or retrofit of existing vessels, acquisitions, vessel recertifications, discretionary capital expenditures and debt service. The nature of our capital requirements and the types of our financing sources are not expected to change significantly for the foreseeable future.

On June 30, 2005, we had a cash balance of $12.4 million. We also have a five-year $100 million senior secured revolving credit facility with a current borrowing base of $60 million. As of June 30, 2005, we had $16.0 million outstanding under the facility and $44.0 million of credit immediately available thereunder. We intend to use the net proceeds of this offering and the concurrent private placement of our senior notes to pay down our revolving credit facility and for other uses described under “Use of Proceeds”. We have made, and may make additional, short-term draws on our revolving credit facility from time to time to satisfy scheduled capital expenditure requirements or for other corporate purposes. Any liquidity in excess of our planned capital expenditures will be utilized to repay debt or finance the implementation of our growth strategy, which includes expanding our fleet through the construction of new vessels, retrofit of existing vessels or acquisition of additional vessels, including OSVs, MPSVs, AHTS vessels, fast supply vessels, ocean-going tugs, tank barges and tankers, as needed to take advantage of the demand for such vessels.

We believe that our current working capital, projected cash flow from operations and available capacity under our revolving credit facility, will be sufficient to meet our cash requirements for the foreseeable future and, together with the proceeds of the concurrent note offering and this common stock offering, will fund the recently announced OSV and tug and tank barge newbuild programs. Although we expect to continue generating positive working capital through our operations, events beyond our control, such as mild winter conditions, a reduction in domestic consumption of refined petroleum products, or declines in expenditures for exploration, development and production activity may affect our financial condition or results of operations. However, depending on the market demand for OSVs, tugs and tank barges and other growth opportunities that may arise, we may require additional debt or equity financing. On August 31 and September 1, 2005, respectively, we filed with the Commission registration statements on Form S-3 and Form S-4 in connection with a $350.0 million universal shelf and a $150.0 million acquisition shelf. On September 15, 2005 each of these registration statements were declared effective by the Commission. On September 29, 2005, concurrent with this common stock offering, we offered $75.0 million of our 6.125% senior notes at 99.25% of principal amount in a private placement.

Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled $25.0 million in 2002, $25.5 million in 2003, and $21.4 million in 2004. The decrease in operating cash flows from 2003 to 2004 was due to increased cash outlays associated with OSV drydocking activity and the timing of interest payments resulting from the early extinguishment of debt in November 2004.

Cash flows from operating activities totaled $28.5 million for the six months ended June 30, 2005, compared to $12.9 million for the same period of 2004. The increase in operating cash flows during these periods was primarily related to substantially improved market conditions, the growth of our fleet and the net effect of the bond refinancing that we commenced in November 2004, which resulted in a lower interest rate and a change in the timing of our interest payments. Our cash flow from operations for the six months ended June 30, 2005 reflects a full period of revenue contribution from one OSV and one fast supply vessel added to our fleet during 2004 and partial period contributions from two AHTS vessels and one new double-hulled tank barge placed in service during 2005.

As of December 31, 2004, we had federal tax net operating loss carryforwards of approximately $95 million available through 2018 to offset future federal taxable income. These federal tax net operating losses were generated primarily through accelerated tax depreciation applied to our vessels. Our use of these tax net operating losses and additional tax benefits may be limited due to U.S. tax laws. Based on the age and composition of our projected fleet, we expect to continue generating federal tax net operating losses over the near term.

In 2005, we expect to drydock a total of eight OSVs, two tugs, and four tank barges for recertification and/or discretionary vessel enhancements, which together with non-vessel capital expenditures related primarily to information technology initiatives, is estimated to cost in the range of $13.0 million to $14.0 million.

Investing Activities. Investing activities for 2004 were approximately $61.4 million, primarily for the construction of new double-hulled tank barges, acquisition of a fast supply vessel and the acquisition and retrofitting of two ocean-going tugs, and miscellaneous capital expenditures. During 2003 investing activities were approximately $99.8 million, primarily for the construction of new vessels, acquisitions of six OSVs and a double-hulled tank barge, and miscellaneous capital expenditures. These 2003 expenditures were offset by $1.7 million in cash proceeds from the sale of one tank barge. During 2002, investing activities were $56.1 million for new construction of vessels offset by $0.3 million in cash proceeds from the sale of a tug.

Net cash used in investing activities was $69.4 million for the six months ended June 30, 2005, compared to $35.3 million for the same period of 2004. Cash utilized in investing activities for both periods was primarily for construction costs incurred for our current tank barge newbuild program and the acquisitions of vessels. During the 2005 period, we acquired two foreign-flagged AHTS vessels and one coastwise tanker, the latter of which will be retrofitted under the MPSV conversion program described below. The HOS Saylor and HOS Navegante were purchased in January and March 2005, respectively. The aggregate purchase price and estimated retrofit costs for these two AHTS vessels is expected to be in the range of $28 million and $30 million, of which $27.5 million was incurred during the first six months of 2005. We also took delivery of our first two double-hulled newbuild tank barges, the Energy 13501 and Energy 11103, in March and July 2005, respectively. The cash utilized for investing activities during the 2005 period was partially offset by approximately $2.0 million of cash inflows from the sale of the Energy 9801, a retired single-hulled tank barge, and the Yabucoa Service, a 3,000 horsepower tug. The 2004 second quarter reflects the acquisition of two tugs that were retrofitted and renamed the Freedom Service and Liberty Service and one fast supply vessel, the HOS Hotshot. For the remainder of 2005, investing activities are anticipated to include costs to complete construction of our three remaining double-hulled tank barges, the recently announced acquisition and retrofit of two additional higher horsepower tugs, the conversion of two MPSVs, the acquisition, retrofit or conversion of additional vessels, proceeds from the sale of a single-hulled tank barge and one tug, and other capital expenditures, including discretionary vessel modifications and corporate projects.

Upon completion of the current tank barge newbuild program, the five new double-hulled tank barges will replace the three single-hulled vessels that were retired from service pursuant to OPA 90 and increase the barrel-carrying capacity of our fleet by approximately 600,000 barrels for a net increase of 28% over our fleet size as of December 31, 2004. See “Contractual Obligations” for a brief overview of anticipated vessel construction commitments in 2005.

In May 2005, we announced a conversion program to retrofit two coastwise sulfur tankers into U.S.-flagged, new generation 370 class MPSVs. The total project cost to acquire and convert the two vessels is expected to cost approximately $65 million in the aggregate. While we are not yet contractually committed to a shipyard for the conversion costs associated with this conversion program, approximately 40% of the total project cost is expected to be incurred by the end of 2005, with the remaining 60% expected to be incurred during 2006 and early 2007. We plan to fund the project from current cash on-hand, projected cash flow from operations and a portion of the net proceeds from this offering and the concurrent private placement of senior notes. We anticipate delivery of the converted vessels at the beginning of 2007. The Energy Service 9001, which we acquired in 2001, and the Benno Schmidt, which is the sister vessel to the Energy Service 9001 acquired on May 12, 2005, are the two coastwise tankers that will undergo retrofitting under the MPSV conversion program.

In August 2005, we announced the planned purchase and retrofit of two additional 6,000 horsepower tugs for an aggregate cost of approximately $16.0 million. These tugs are expected to be placed in service during the fourth quarter of 2005 to service the three newbuild tank barges expected to be delivered at that time.

In September 2005, we announced new vessel construction programs for each of our two business segments. This will be our fourth OSV newbuild program and second tug and tank barge newbuild program. We are currently seeking bids from domestic shipyards for the two programs. Based on internal estimates, the incremental cost of these two programs is expected to be approximately $265 million in the aggregate. The precise number of vessels to be constructed and their specifications will be finalized as certain milestones are completed, including the negotiation of shipyard contracts. Construction costs related to these two programs will be funded, in part, with a portion of the proceeds from this common stock offering and the concurrent note offering and projected cash flow from operations. We plan to build an additional 20,000 deadweight tons of new generation OSV vessel capacity with an estimated incremental cost of approximately $170 million. All of the new OSVs to be constructed under this latest OSV newbuild program are expected to be delivered by mid-2008, with the first vessel due in mid-2007. We also plan to build an additional 400,000 barrels of double-hulled tank barge barrel-carrying capacity and, unlike our first tank barge newbuild program, we plan to construct the related ocean-going tugs to be used as power units for the new barges. The estimated incremental cost of the new ocean-going tugs and ocean-going tank barges will be approximately $95 million. All of the new vessels to be constructed under the second tug and tank barge newbuild program are expected to be delivered during 2007.

Financing Activities. Financing activities during 2004 generated $81.4 million and consisted of cash inflows generated by the November 2004 issuance of 6.125% senior notes and the initial public offering of our common stock, which was completed in March 2004. These cash inflows were offset by the repurchase of 91% of our outstanding 10.625% senior notes and the repayment of amounts then outstanding on our revolving credit facility in March 2004. Financing activities during 2003 consisted primarily of the private placement of approximately 1.9 million shares of our common stock, raising net cash proceeds of approximately $23.3 million that were used in part, together with borrowings under our revolving credit facility of $40 million, to fund certain vessel purchases. In 2002, financing activities consisted primarily of the incurrence of variable rate debt financing under our revolving credit facility for asset purchases.

On November 3, 2004, we commenced a tender offer and solicitation of consents relating to the repurchase of our existing 10.625% senior notes. The tender offer expired on December 3, 2004. On November 23, 2004, we completed the private placement of our 6.125% Series A senior notes, resulting in offering proceeds of approximately $219 million, net of estimated transaction costs. In connection with the tender offer and related consent solicitation, we used $181 million, plus accrued interest, of such proceeds to repurchase approximately 91% of our outstanding $175 million aggregate principal amount of 10.625% senior notes. In addition, approximately $17 million, plus accrued interest, of the offering proceeds was used to redeem the remaining 10.625% senior notes on January 14, 2005.

As a result of the repurchase of 91% of the 10.625% senior notes, in the fourth quarter of 2004 we recorded a charge for a pre-tax loss on early extinguishment of debt of approximately $22.4 million. The per share impact of this loss is $0.75 per diluted share for the year ended December 31, 2004 and $0.70 per diluted share for the fourth quarter 2004. Net cash used by financing activities was $0.9 million for the six months ended June 30, 2005, which is primarily the result of the redemption of the $15.5 million non-tendered 10.625% senior notes in January 2005 and the borrowing of $16.0 million under the revolving credit facility during 2005.

The issuance of 6.125% senior notes in the principal amount of $225 million and the repurchase and redemption of the then outstanding 10.625% senior notes resulted in pre-tax savings, before allocation of construction period interest, of approximately $5.2 million in annualized net interest expense, even though our long-term debt increased by $50 million. The November 2004 bond refinancing lowered the effective interest rate on our long-term fixed rate debt obligations from 11.18% to 6.38%.

For the six months ended June 30, 2004, net cash provided by financing activities was $33.2 million, which primarily resulted from our initial public offering of common stock that was completed on March 31, 2004, net of the repayment of our then outstanding borrowings under our revolving credit facility. For the remainder of 2005, we expect to generate cash from operations, borrowings under our revolving credit facility and proceeds of this common stock offering and the concurrent note offering.

Concurrently with this offering of common stock, we are offering $75 million of our 6.125% senior notes at 99.25% of principal amount in a private placement. We will receive approximately $73.1 million in connection with the concurrent note offering and $205.4 million in connection with this common stock offering, or $246.4 million if the underwriters’ option to purchase additional shares of common stock is exercised. See “Use of Proceeds”.

Contractual Obligations

The following table sets forth our aggregate contractual obligations as of December 31, 2004 (in thousands).

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
Senior notes(1)	$240,449	$15,449	$—	$—	$225,000
Operating leases(2)	2,130	1,074	797	259	—
Vessel construction commitments(3)	53,224	53,224	—	—	—
Interest payments on senior notes	137,813	13,781	41,344	41,344	41,344

Total	$433,616	$83,528	$42,141	$41,603	$266,344

(1)	The current portion of the outstanding senior notes represents the remaining balance of our 10.625% senior notes that were not repurchased in November 2004 and includes original issue discount of $97. The current portion of debt was redeemed in January 2005. The long-term portion of the senior notes represents the outstanding balance of our 6.125% senior notes.
(2)	Included in operating leases are commitments for office space, vessel rentals, office equipment, and vehicles. On June 30, 2003, we entered into a lease for our principal executive offices in Covington, Louisiana. The lease covers 23,756 sq. ft. and has an initial term of five years, which commenced September 1, 2003, with two optional five-year renewal periods. The cost of leasing this new facility is included in the table.
(3)	The timing of the incurrence of these costs is subject to change among periods based on the achievement of shipyard milestones; however, the amounts are not expected to change materially in the aggregate.

We have a $100 million revolving credit facility with a current borrowing base of $60 million. As of December 31, 2004, we had no outstanding balance thereunder, as we used a portion of the net proceeds from our March 2004 initial public offering of our common stock to re-pay all borrowings thereunder. As of June 30, 2005, we had an outstanding balance of $16.0 million and $44.0 million of borrowing capacity immediately available under the facility. As of June 30, 2005, the weighted average interest rate under such facility was 5.63%.

As of June 30, 2005, we had outstanding debt of $225.0 million under our 6.125% senior unsecured notes, or senior notes. The effective interest rate on the senior notes is 6.38%. Semi-annual cash interest payments of $6.9 million are payable each June 1 and December 1. The senior notes do not require any payments of principal prior to their stated maturity on December 1, 2014, but pursuant to the indenture under which the senior notes are issued, we would be required to make offers to purchase the senior notes upon the occurrence of specified events, such as certain asset sales or a change in control.

Upon completion of our common stock offering and the concurrent note offering, we plan to negotiate a new revolving credit facility with our current bank group, and possibly new lenders. Our goal will be to provide for, among others things, a longer maturity, increased borrowing capacity, lower interest rates and an updated covenant package commensurate with our improved credit standing.

For additional information with respect to our revolving credit facility and our senior notes, please refer to Note 6 of our consolidated financial statements included herein.

For the year ended December 31, 2004, we expended $41.8 million for acquisitions and new vessel construction, before allocation of construction period interest, which was comprised of a final construction draw of $1.5 million for an OSV and $40.3 million for our tank barge newbuild program and the acquisition and retrofit of two ocean-going tugs.

As of June 30, 2005, we were committed under vessel construction contracts with two shipyards for a total of four double-hulled tank barges—one 135,000-barrel barge and three

110,000-barrel barges. Under our current newbuild program, the Energy 13501, the first of two 135,000-barrel double-hulled tank barges, was placed in service on March 11, 2005 and the Energy 11103, the first of three 110,000-barrel barges to be built, was placed in service on July 10, 2005. For the three and six months ended June 30, 2005, we incurred $13.5 million and $34.5 million, respectively, for our tank barge newbuild program and the acquisition and retrofit of two ocean-going tugs. The construction of five barges under our newbuild program, along with the purchase and retrofit of two higher horsepower, ocean-going tugs are expected to cost approximately $105 million in the aggregate, of which approximately $86.0 million had been incurred and paid from October 2003 through June 2005. We expect to incur the remaining balance of $19.0 million as follows: $13.1 million in the third quarter of 2005 and $5.9 million in the fourth quarter of 2005. The timing of the incurrence of these costs is subject to change among periods based on the achievement of shipyard milestones. However, the amounts are not expected to change materially in the aggregate.

We expect to drydock a total of eight supply vessels, two tugs, and four tank barges for recertification and/or discretionary vessel enhancements during calendar 2005, at an estimated aggregate cost of approximately $13 to $14 million, which includes approximately $5.0 to $5.5 million for deferred drydocking charges. During the six months ended June 30, 2005, we expended approximately $6.0 million for our vessel capital maintenance program, of which $3.7 million was accounted for as deferred drydocking charges and $2.3 million for other vessel capital improvements. During the six months ended June 30, 2005, we also expended approximately $1.6 million for miscellaneous non-vessel related additions to property, plant and equipment and information technology initiatives.

Inflation

To date, general inflationary trends have not had a material effect on our operating revenues or expenses.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). SFAS 123R supersedes Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income (loss) and earnings (loss)

per share in Note 8 to our consolidated financial statements. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options, the amount of operating cash flows recognized for such excess tax deductions was $0.4 million in 2004 and $0.3 million for the six months ended June 30, 2005. On April 14, 2005, the Commission announced amended compliance dates for SFAS 123R. The Commission previously required companies to adopt this standard no later than July 1, 2005, but the new rule allows companies to implement SFAS 123R at the beginning of their next fiscal year, that begins after June 15, 2005. We will not be required to comply with SFAS 123R until the quarter ended March 31, 2006 and we do not currently intend to adopt this standard prior to such time.

Quantitative and Qualitative Disclosures About Market Risk

We have not entered into any derivative financial instrument transactions to manage or reduce market risk or for speculative purposes.

Changes in interest rates may result in changes in the fair market value of our financial instruments, interest income and interest expense. Our financial instruments that are exposed to interest rate risk are cash equivalents and long-term borrowings. Due to the short duration and conservative nature of our cash equivalent investment portfolio, we do not expect any material loss with respect to our investments. The book value for cash equivalents is considered to be representative of its fair value.

We are subject to interest rate risk on our long-term fixed interest rate senior notes. In general, the fair market value of debt with a fixed interest rate will increase as interest rates fall. Conversely, the fair market value of debt will decrease as interest rates rise. The currently outstanding senior notes accrue interest at the rate of 6.125% per annum and mature on December 1, 2014. There are no scheduled principal payments under the senior notes prior to the maturity date.

Our revolving credit facility has a variable interest rate and, therefore, is not subject to interest rate risk. At December 31, 2004, the weighted average interest rate under our revolving credit facility, had we had outstanding borrowings under such facility, would have been approximately 4.5%. Assuming a 200 basis point increase in market interest rates during the year ended December 31, 2004, our interest expense, net of capitalization, would have increased approximately $0.2 million, net of taxes, resulting in a $0.01 per diluted share reduction in earnings.

Our operations are primarily conducted between U.S. ports, including along the coast of Puerto Rico, and historically we have not been exposed to foreign currency fluctuation. However, as we expand our operations to international markets, we may become exposed to certain risks typically associated with foreign currency fluctuation. We currently have time charters for eight of our OSVs for service offshore Trinidad. Although such contracts are denominated and will be paid in U.S. Dollars, value added tax, or VAT, payments are paid in

Trinidad dollars which creates an exchange risk related to currency fluctuations. In addition, we are currently operating under a fixed time charter with our fast supply vessel for service offshore Mexico. Although we are paid in U.S. Dollars, there is an exchange risk to foreign currency fluctuations related to the payment terms of such time charters. To date, we have not hedged against any foreign currency rate fluctuations associated with foreign currency VAT payments or other foreign currency denominated transactions arising in the normal course of business. We continually monitor the currency exchange risks associated with conducting international operations. As of June 30, 2005, there were no material changes in our market or interest rate risk or material gains or losses associated with such fluctuations since last reported on our Annual Report on Form 10-K for the period ended December 31, 2004.

BUSINESS

General

We are a leading provider of technologically advanced, new generation OSVs serving the offshore oil and gas industry, primarily in the U.S. Gulf of Mexico, Trinidad and in select international markets. The focus of our OSV business is on complex exploration and production activities, which include deepwater, deep well and other logistically demanding projects. Such other projects include, among others, the construction, maintenance and repair of offshore infrastructure. We are also a leading transporter of petroleum products through our tug and tank barge segment serving the energy industry, primarily in the northeastern United States and Puerto Rico.

In the mid-1990s, oil and gas producers began seeking large hydrocarbon reserves at deeper well depths using new, specialized drilling and production equipment. We recognized that the existing fleet of conventional 180’ OSVs operating in the U.S. Gulf of Mexico was not designed to support these more complex projects or to operate in the challenging environments in which they were conducted. Therefore, in 1997, we began a program to construct new generation OSVs based upon our proprietary designs. Since that time, we have constructed 17 new generation OSVs using these proprietary designs, and expanded our fleet with the acquisitions of a total of six additional new generation OSVs, one fast supply vessel, two AHTS vessels, and two coastwise sulfur tankers currently undergoing conversions into MPSVs. In addition, we recently announced our fourth OSV newbuild program that is expected to add, in the aggregate, approximately 20,000 deadweight tons of additional OSV capacity to our OSV fleet. Our OSV fleet is among the youngest in the industry with an average age of approximately five years. We are the only publicly traded company with a significant fleet of U.S.-flagged, new generation OSVs.

Our OSVs were purposefully designed with the flexibility to meet the diverse needs of our clients in all stages of their exploration and production activities. As a result, all of our OSVs have enhanced capabilities that allow them to more effectively support premium drilling equipment required for deep drilling and related specialty services. In contrast to conventional 180’ OSVs, our vessels have dynamic positioning capability, as well as greater storage and off-loading capacity. We are capable of providing OSV services to our customers anywhere in the world and we are actively pursuing additional contracts in select international markets.

Historically, demand for our OSV services has been primarily driven by the drilling of deep wells, whether in the deepwater or on the U.S. Continental Shelf, and other complex exploration and production projects that require specialized drilling and production equipment. In addition, our new generation OSVs are increasingly in demand by our customers for conventional drilling projects because of the ability of our OSVs to reduce overall offshore logistics costs for the customer through the vessels’ greater capacities and operating efficiencies.

According to the Minerals Management Service, or MMS, in 2004 the deepwater region accounted for 64% of total U.S. Gulf of Mexico oil production and 35% of total U.S. Gulf of Mexico natural gas production, up substantially from 4% and 1%, respectively, in 1990. In addition, the MMS estimates that deep reservoirs on the Continental Shelf may hold up to 55 tcf of undiscovered natural gas. This potential reserve base compares favorably to the current total of approximately 26 tcf of proven natural gas reserves in the entire U.S. Gulf of Mexico.

Our new generation OSVs are also well suited for drilling in logistically demanding projects and frontier areas, where support infrastructure is severely limited.

Our tug and tank barge fleet consists of 14 ocean-going tugs and 15 active ocean-going tank barges. During 2005, we expect to deliver five double-hulled tank barges under our current newbuild program, two of which were delivered on March 11 and July 10, 2005, respectively. The three remaining vessels in this newbuild program are expected to be delivered during the fourth quarter of 2005. These vessels will add new barrel-carrying capacity and replace barrel-carrying capacity lost when we retired three of our single-hulled tank barges from service at the end of 2004 as mandated by OPA 90. In addition, we recently announced a second tug and tank barge newbuild program that is expected to add, in the aggregate, approximately 400,000 barrels of double-hulled capacity to the tug and tank barge fleet and related tugs. We believe our tug and tank barge business complements our OSV business by providing additional revenue and geographic diversification, while allowing us to offer another line of services to integrated oil and gas companies. Demand for our tug and tank barge services is primarily driven by the level of refined petroleum product consumption in the northeastern United States and Puerto Rico, our core operating markets. The Energy Information Administration, or EIA, projects that refined petroleum product consumption in the East Coast region of the United States will increase by an average of 1.7% per year from 2002 to 2010. Demand for refined petroleum products is primarily driven by population growth, the strength of the U.S. economy, seasonal weather patterns, oil prices and competition from alternate energy sources.

Offshore Supply Vessels

The OSV Industry

OSVs primarily serve exploratory and developmental drilling rigs and production facilities and support offshore construction and subsea maintenance activities. OSVs differ from other types of marine vessels in their cargo carrying flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed material and equipment, OSVs also transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and personnel between shore bases and offshore rigs and facilities. In general, demand for OSVs, as evidenced by dayrates and utilization rates, is primarily related to offshore oil and natural gas exploration, development and production activity, which in turn is influenced by a number of factors, including oil and natural gas prices and the drilling budgets of offshore exploration and production companies.

OSVs operate worldwide, but are generally concentrated in relatively few offshore regions with high levels of exploration and development activity such as the Gulf of Mexico, the North Sea, Southeast Asia, West Africa, Latin America and the Middle East. While there is some vessel migration between regions, key factors such as mobilization costs, vessel suitability and government statutes prohibiting foreign-flagged vessels from operating in certain waters generally limit such migration.

According to the MMS, the U.S. Gulf of Mexico is a critical oil and natural gas supply basin for the United States, and it predicts that new incentives offered to energy companies to explore and develop hard-to-reach areas of the U.S. Gulf of Mexico may boost peak oil and natural gas production by 43% and 13%, respectively, over the next decade. Offshore oil and natural gas drilling and production in the U.S. Gulf of Mexico occurs on the Continental Shelf and in the deepwater. Drilling activity on the Continental Shelf has historically been limited to shallow wells, or wells with true vertical depths of less than 15,000’. However, with the advent of improved technology and higher oil and gas prices, operators have begun to increasingly focus exploratory efforts on deep wells and natural gas reserves located below 15,000’. These deep prospects are largely undeveloped, but are believed to contain significant reserves.

While the shallow waters of the Continental Shelf have been actively explored for decades, relatively few deep wells have been drilled historically due to the high cost associated with these wells. The dry hole cost of a typical Continental Shelf well drilled from 8,000’ to 12,000’ generally ranges from $4 million to $8 million, while the dry hole cost for a deep well drilled in a similar location but to 15,000’ or more can range from $10 million to $75 million. The higher costs associated with the drilling of deep wells can be attributed to, among other things, the need for specialized, high-end drilling rigs and related equipment, greater volumes of downhole materials such as liquid mud, tubular products and cement, and longer drilling times.

Despite the higher costs associated with deep well Continental Shelf drilling, operators, especially those in search of natural gas, have continued to demonstrate interest. This interest is driven by, among other things, the potential for the discovery of significant natural gas reserves. The MMS estimates that there may be up to 55 tcf of undiscovered, conventionally recoverable, deep well natural gas on the Continental Shelf. Moreover, the abundance of existing platforms, production facilities and pipelines on the Continental Shelf allow new deep gas to flow quickly to market. In addition, MMS data indicates that higher natural gas production rates can be expected from wells drilled on the Continental Shelf below 16,000’. Furthermore, the MMS royalty relief programs enacted in 2001, and expanded in August 2003 and again in January 2004, have stimulated interest by reducing the development costs of these deep wells. The combination of these factors partly compensates for the higher drilling costs of deep wells on the Continental Shelf and can allow operators to commercially produce discovered reserves in this market. While overall drilling on the Continental Shelf has declined from 2001 levels, gas production data from 2000 to 2003 provided by IHS Energy, an energy research company, suggests an increasing focus on deep wells in shallow waters. From 2000 to 2003, gas production from deep wells as a percentage of total wells on the Continental Shelf increased from 22% to 30%.

Recent discoveries of large hydrocarbon reserves in deepwater fields in the Gulf of Mexico and at deeper well depths on the Continental Shelf have resulted in increased developmental and exploratory drilling activities in these areas. The deepwater region of the U.S. Gulf of Mexico is an increasingly important source of oil and natural gas production with many unexplored areas of potential oil and natural gas reserves. According to the 2004 Deepwater and Ultra Deepwater Report of Infield Systems Limited, an international energy research firm, the U.S. Gulf of Mexico had 58 deepwater projects developed between 1999 and 2003, and an additional 79 deepwater projects have been identified for development between 2004 and 2008.

Because oil and natural gas exploration, development and production costs in the shallow well Continental Shelf market are generally lower than those in the deepwater or deep well environments, shallow well drilling activity on the Continental Shelf is typically more sensitive to fluctuations in commodity prices, particularly the price of natural gas. Accordingly, actual or anticipated decreases in oil and natural gas prices generally result in reduced offshore drilling activity and correspondingly lower demand for the conventional 180’ OSVs serving the shallow well Continental Shelf market. This causes a corresponding decline in OSV dayrates and utilization rates in that market. In contrast, the relatively larger capital commitments and longer lead times and investment horizons associated with deepwater, particularly ultra-deepwater, and deep well developments make it less likely that an operator will abandon such projects in response to a short-term decline in oil or natural gas prices. Dayrates and utilization rates for new generation OSVs that serve the deepwater and deep well markets are, therefore, generally less sensitive to short-term commodity price fluctuations and tend to be more stable than dayrates and utilization rates for OSVs serving the shallow well Continental Shelf market.

According to our analysis of the industry and data compiled from various industry sources, including the U.S. Coast Guard, we estimate that the U.S.-flagged OSV fleet currently totals 414 vessels, substantially all of which are located in the Gulf of Mexico. Of this total, 249, or 60% are conventional 180’ OSVs that primarily operate on the Continental Shelf. The remaining 165 vessels are U.S. flagged, new generation OSVs, with 127 currently operating in the U.S. Gulf of Mexico. However, during soft markets conditions in the deepwater, these modern vessels have increasingly migrated at premium dayrates to conventional drilling environments, such as the U.S. Continental Shelf, Mexico and Trinidad. Of the conventional OSV fleet, a significant number are currently cold-stacked. Vessels that are cold-stacked have generally been removed from active service by the operator due to lack of demand. In contrast, we believe there are currently no new generation OSVs cold-stacked.

The Market for New Generation OSVs

Complex exploration and production projects require specialized equipment and higher volumes of supplies to meet the more difficult operating environment associated with such offshore developments. In order to better serve these projects and meet customer demands, new generation OSVs, including our entire OSV fleet, are designed with larger capacities, including greater liquid mud and dry bulk cement capacities, as well as larger areas of open deck space than conventional 180’ OSVs. These features are essential to the effective servicing of deepwater drilling projects, which are often distant from shore-based support infrastructure, because they allow a vessel to make fewer trips to supply the liquid mud, drilling water, dry bulk cement and other needs of the customer. In addition, OSVs operating in deepwater environments generally require dynamic positioning, or anchorless station-keeping capability, primarily because customers’ safety procedures preclude OSVs from tying up to deepwater installations, and to enable continued operation in adverse weather conditions. We believe that conventional 180’ OSVs, substantially all of which lack dynamic positioning capability and sufficient on-deck or below-deck cargo capacity, are not capable of operating effectively or economically in the deepwater market. In addition, certain ports have draft or other logistical impediments, which limit the pool of new generation vessels capable of servicing such ports. Our proprietary vessels were designed to work under these shallow draft and logistically demanding conditions.

As a result of recent deepwater and deep well drilling activity, utilization rates for new generation OSVs in the U.S. Gulf of Mexico have averaged approximately 86% over the last two years while the average utilization rate for the conventional 180’ OSV fleet over the same period has been approximately 72%, not taking into account cold-stacked conventional 180’ OSVs. Taking such cold-stacked vessels into account, we believe that the average utilization rate for U.S. flagged conventional 180’ OSVs is less than 50%. Additional utilization for new generation OSVs has come from increasing demand for these vessels in support of conventional shelf drilling projects. Moreover, during the same two-year period, average dayrates for new generation OSVs were generally more than double the average dayrates of conventional 180’ OSVs. We believe that demand is beginning to outpace the supply of new generation OSVs in the U.S. Gulf of Mexico. We base our belief on the recent and expected drilling activity in all sectors of the U.S. Gulf of Mexico and the departure of certain new generation OSVs to foreign markets, after taking into account vessels currently available and vessels being constructed under announced construction plans. Furthermore, although U.S.-flagged vessels operating in overseas locations may be remobilized to the U.S. Gulf of Mexico, historically such re-mobilization has been limited. In addition to the traditional energy-related market for our OSVs, we have experienced increased demand for specialized non-energy-related uses, which may afford us the opportunity to diversify the market for our vessels.

Our OSV Business

We currently own and operate a fleet of 25 new generation OSVs, which includes two AHTS vessels that are primarily operating as supply vessels and for towing jack-up rigs. We also own two coastwise sulfur tankers that are currently undergoing conversion into MPSVs, and we own and operate one fast supply vessel. We engineered and supervised the construction of 17 of our OSVs expressly to meet the demands of deepwater regions and other complex drilling projects, based on our proprietary designs. Drawing from the vessel operating experience of our in-house engineers, we work closely with potential charterers to design vessels specifically to meet their anticipated needs. This is particularly the case when the charterer will operate a project that could have a duration of more than 20 years and require expenditures exceeding $1 billion. Our 17 proprietary OSVs have up to three times the dry bulk capacity and deck space, two to ten times the liquid mud capacity and two to four times the deck tonnage compared to conventional 180’ OSVs. The advanced cargo handling systems of our proprietary OSVs allow for dry bulk and liquid cargos to be loaded and unloaded three times faster than conventional 180’ OSVs, while the solid state controls of their engines typically result in a 20% greater fuel efficiency than vessels powered by conventional engines. In addition, our larger classes of proprietary OSV designs, designated by us as our 240 ED and 265 classes, were designed, in part, to supply the substantially greater liquid mud volume and other cargo capacity required for ultra-deepwater drilling. We believe that our customers’ recognition of the superior capabilities of our proprietary OSVs has contributed to our ability to achieve higher dayrates and utilization rates and increased overall operating cost efficiencies than our competitors.

All of our new generation OSVs are equipped with dynamic positioning systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and state-of-the-art safety, emergency power, fire alarm and fire suppression systems and systems monitoring equipment. The unique hull design and integrated rudder and thruster system of our 17 proprietary OSVs provide for a more maneuverable vessel. These proprietary vessels also have double-bottomed and double-sided hulls that minimize environmental impact in the event of vessel collisions or groundings, solid state controls that minimize visible soot and polluting gases and zero discharge sewage and waste systems that minimize the impact on marine environments. In addition, these 17 vessels are either fully SOLAS (Safety of Life at Sea) certified or SOLAS ready. SOLAS is the international convention that regulates the technical characteristics of vessels for purposes of ensuring international standards of safety for vessels engaged in commerce between international ports. These features allow us to market our proprietary OSVs for service in international waters.

Our technologically advanced, new generation OSVs are also capable of providing specialty services in support of certain of our customers, including well stimulation, remotely operated vehicles, or ROVs, used in oilfield subsea construction and maintenance, underwater inspections, marine seismic operations, and certain non-energy applications such as fiber optics cable installation, military work and containerized cargo transportation. Compared to conventional 180’ OSVs, our OSVs have more dead weight capacity, deck space, and berthing accommodations, improved maneuverability and greater fuel efficiency. We believe these characteristics strengthen demand for our OSVs in specialty situations. Two of our vessels, the HOS Innovator and the HOS Dominator, currently provide ROV subsea construction and maintenance support for a large oilfield service company. The BJ Blue Ray provides deepwater well stimulation support services for another large oilfield service company. This vessel was the first U.S.-flagged well stimulation vessel to receive the American Bureau of Shipping WS and DPS2 class notations. We believe the BJ Blue Ray is one of the most technologically sophisticated well stimulation vessels in the world.

On June 26, 2003, we acquired five 220’ new generation OSVs from Candy Marine Investment Corporation, an affiliate of Candy Fleet Corporation, or Candy Fleet. Following the completion in July 2003 of a private placement of our common stock and satisfaction of certain other conditions, on August 6, 2003 we acquired an additional 220’ new generation OSV from Candy Fleet. These six vessels complement our existing OSV fleet and have allowed us to expand our service offerings to clients, particularly those drilling wells on the Continental Shelf.

In January 2005, we acquired a new generation AHTS vessel from a private owner. This vessel, renamed the HOS Saylor, was our first foreign-flagged vessel. Upon acquisition, we immediately deployed the HOS Saylor on a time charter with one of our OSV customers in Trinidad. In March 2005, we acquired the HOS Navegante, the sister vessel to the HOS Saylor, from an affiliate of the private owner from which the HOS Saylor was acquired. The HOS Navegante, which is also foreign-flagged, was placed in service in June 2005. These strategic vessel acquisitions complement our growing market presence in international waters. While these vessels have anchor-handling capabilities and may be used for that purpose, we currently are using them primarily as supply vessels and for towing jack-up rigs.

We purchased the Energy Service 9001, formerly known as the M/V W.K. McWilliams, Jr., from Freeport-McMoRan Sulphur in November 2001. In the second quarter of 2005, we acquired a coastwise sulfur tanker, the M/V Benno C. Schmidt. We are converting these two vessels into 370 class MPSVs. The total project cost to acquire and convert the two vessels is expected to be $65 million in the aggregate. We anticipate delivery of the converted vessels by the first quarter of 2007. We believe that the MPSVs will be the largest OSVs in the world, each with cargo carrying capacities of over 10,000 deadweight tons and a minimum of 30,000 barrels of liquid mud. Each MPSV will have nearly three times the deadweight and liquid mud capacity of one of our 265 class new generation OSVs and more than eight times the liquid mud capacity of one of our 200 class new generation OSVs. The MPSVs represent the culmination of a three-year effort by our in-house engineering team to design a multi-purpose supply vessel. The resulting plan to convert the Energy Service 9001 and the Benno Schmidt is based on recent customer feedback and expressed demand for a larger, more versatile, DP-2 vessel capable of meeting the evolving needs of the exploration, development and production life-cycle of an ultra-deepwater field. The hulls of these sister vessels, which were purpose-built for the specific gravity of molten sulfur as a cargo, make them uniquely suited to be converted into large liquid mud carriers. This is especially important given the ever-increasing volumes of liquid mud necessary to spud a deep well today, with some projects requiring as many as 100,000 barrels of drilling fluid per spud.

We expect to convert these vessels into MPSVs for roughly the same cost that we would have to pay to construct a UT-745 or 280 class OSV, which are the largest OSVs that are currently in service. Unlike those vessels, however, the MPSVs will offer our customers multiple capabilities that we believe are well beyond those of any OSV offered or under construction today. With these MPSVs, we have designed a single vessel that can perform a variety of specialty services for which customers must currently use several different types of vessels. In addition to traditional offshore supply vessel capabilities, these MPSVs can support offshore construction, subsea well intervention, ROV operations, pipeline commissioning, pipe-hauling and flotel services, to name a few. We estimate that the cost to construct two comparable newbuild vessels, with the same capacities and all of the capabilities of these MPSVs, would be over $120 million, or about twice our expected level of investment.

In September 2005, we announced our fourth OSV newbuild program. We are currently seeking bids from domestic shipyards for this new program. We plan to build an additional 20,000 deadweight tons of new generation OSV vessel capacity with an estimated incremental cost of approximately $170 million in the aggregate. The precise number of vessels to be constructed and their specifications will be finalized as certain milestones are completed, including the negotiation of shipyard contracts. Construction costs related to this program will be funded, in part, with a portion of the proceeds from our public common stock offering and the concurrent private note offering and projected cash flow from operations. All of the new OSVs to be constructed under this latest OSV newbuild program are expected to be delivered by mid-2008, with the first vessel due in mid-2007.

The following table provides information, as of September 15, 2005, regarding our fleet of vessels that serve our OSV customers.

Offshore Supply Vessels

Name	Class	Current Service Function	Built (Acquired)	Deadweight (long tons)		Brake Horsepower
Offshore Supply Vessels:
BJ Blue Ray	265	Well Stimulation	Nov 2001	3,756		6,700
HOS Brimstone	265	Supply	Jun 2002	3,756		6,700
HOS Stormridge	265	Supply	Aug 2002	3,756		6,700
HOS Sandstorm	265	Supply	Oct 2002	3,756		6,700
HOS Bluewater	240 ED	Supply	Mar 2003	2,850		4,000
HOS Gemstone	240 ED	Supply	Jun 2003	2,850		4,000
HOS Greystone	240 ED	Supply	Sep 2003	2,850		4,000
HOS Silverstar	240 ED	Supply	Jan 2004	2,850		4,000
HOS Innovator	240 E	ROV Support(1)	Apr 2001	2,380		4,500
HOS Dominator	240 E	ROV Support(1)	Feb 2002	2,380		4,500
HOS Deepwater	240	Supply	Nov 1999	2,250		4,500
HOS Cornerstone	240	Supply	Mar 2000	2,250		4,500
HOS Explorer	220	Supply	Feb 1999 (Jun 2003)	1,607		3,900
HOS Express	220	Supply	Sep 1998 (Jun 2003)	1,607		3,900
HOS Pioneer	220	Supply	Jun 2000 (Jun 2003)	1,607		4,200
HOS Trader	220	Supply	Nov 1997 (Jun 2003)	1,607		3,900
HOS Voyager	220	Supply	May 1998 (Jun 2003)	1,607		3,900
HOS Mariner	220	Supply	Sep 1999 (Aug 2003)	1,607		3,900
HOS Crossfire	200	Supply	Nov 1998	1,750		4,000
HOS Super H	200	Supply	Jan 1999	1,750		4,000
HOS Brigadoon	200	Supply	Mar 1999	1,750		4,000
HOS Thunderfoot	200	Supply	May 1999	1,750		4,000
HOS Dakota	200	Supply	Jun 1999	1,750		4,000
Multi-Purpose Supply Vessels:
Energy Service 9001	370	Multi-Purpose	1Q 2007 (est.)(2)	10,300	(est.)	TBD
M/V Benno C. Schmidt	370	Multi-Purpose	1Q 2007 (est.)(2)	10,300	(est.)	TBD
Anchor-Handling Towing Supply Vessels:
HOS Saylor(3)	240	Towing/Supply	Nov 1999 (Jan 2005)	3,322		8,000
HOS Navegante(3)	240	Towing/Supply	Jan 2000 (Mar 2005)	3,322		7,845
Fast Supply Vessel:
HOS Hotshot	165	Fast Supply	Apr 2003 (May 2004)	260		6,200

TBD:	To be determined.
(1)	The term “ROV” means remotely operated vehicle.
(2)	These two coastwise tankers are currently being converted into MPSVs and will be renamed prior to their in-service dates.
(3)	We acquired the HOS Saylor and the HOS Navegante, each a foreign-flagged vessel, in the first quarter of 2005. We are currently using the HOS Saylor and HOS Navegante primarily for their OSV capabilities and for towing jack-up rigs.

We have designed and constructed five distinct classes of proprietary OSVs and added a sixth class, through the acquisitions of six OSVs from Candy Fleet, to meet the diverse needs of the offshore oil and gas industry. The following table provides a comparison of certain specifications and capabilities of our new generation OSVs to conventional 180’ OSVs.

	Conventional 180’ OSV(1)	Our Proprietary Design OSV Classes					Acquired OSVs
		200	240	240 E	240 ED	265	220(2)
Size
Class length overall (ft.)	180	200	240	240	240	265	220
Breadth (ft.)	40	54	54	54	54	60	46
Depth (ft.)	14	18	18	18	20	22	17
Maximum draft (ft.)	12	13	13	13	14.5	16	13.7
Deadweight (tons)	950	1,750	2,250	2,380	2,850	3,756	1,607
Clear deck area (sq. ft.)	3,450	6,580	8,836	8,100	8,100	9,212	5,472
Capacity
Fuel capacity (gallons)	79,400	90,000	151,800	135,100	104,210	151,800	114,490
Fuel pumping rate (gal. per minute)	275	550	550	550	550	500	380
Drill water capacity (gal.)	120,000	240,000	240,000	240,000	311,000	413,000	99,000
Dry bulk capacity (cu. ft.)	4,000	7,000	8,400	8,400	6,000	10,800	8,040
Liquid mud capacity (barrels)	1,200	3,640	6,475	6,475	8,300	10,500	2,955
Liquid mud pumping rate (gal. per minute)	250	500	1,000	1,000	1,000	1,000	1,200
Potable water capacity (gal.)	11,500	52,200	52,200	52,200	30,400	20,430	26,800
Machinery
Main engines (horsepower)	2,250	4,000	4,000	4,000	4,000	6,700	3,900
Auxiliaries (number)	2	3	3	3	3	3	2
Total rating (kw)	200	750	750	750	750	860	250
Bow thruster (horsepower)	325	800	1,600	1,600	1,600	2,400	530
Type of Pitch	Fixed	Controllable	Controllable	Controllable	Controllable	Controllable	Fixed
Stern thruster (horsepower)	None	300	300	800	800	1,600	300
Type of Pitch	—	Controllable	Controllable	Controllable	Controllable	Controllable	Fixed
Fire fighting (gallons per minute)	None	1,250	2,700	2,700	2,700	2,700	2,600
Dynamic positioning(3)	None	DP0,1	DP1	DP2	DP2	DP2,3	DP0,1
Crew Requirements
Number of personnel(4)	5	6	6	7	7	8	6

(1)	Statistics are for a typical 180’ class vessel. Actual specifications and capabilities may vary from vessel to vessel.
(2)	Excludes the HOS Saylor and the HOS Navegante, which are foreign-flagged AHTS vessels.
(3)	Dynamic positioning permits a vessel to maintain position without the use of anchors. The numbers “0”, “1”, “2” and “3” refer to increasing levels of technical sophistication and system redundancy features.
(4)	Regulatory manning requirements; depending on the services provided, operators may man vessels with more crew than required by regulations.

Additional information with respect to our OSV segment can be found in Note 14 of our consolidated financial statements.

Tugs and Tank Barges

The Tug and Tank Barge Industry

Introduction. The domestic tank barge industry provides marine transportation of crude oil, petroleum products and petrochemicals by tug and tank barge, and is a critical link in the U.S. petroleum distribution chain. Petroleum products are transported in the northeastern United States through a vast network of terminals, tankers and pipelines. We believe, based upon our analysis of the industry, that in the northeastern United States approximately 430 million barrels of petroleum products are transported annually by tank barges. Additionally, the EIA estimates that in Puerto Rico, our other core area of operation, approximately 70 million barrels of petroleum products are transported annually.

Demand for tug and tank barge services in the northeastern United States is primarily driven by population growth, the strength of the U.S. economy, seasonal weather patterns, oil prices and competition from alternate energy sources. According to the EIA, demand for petroleum products in the northeastern United States is expected to increase approximately 1.7% annually through 2010, which we believe will generate steadily increasing demand for the tank barge industry.

The largest tank barge market in the northeastern United States is New York Harbor. Imported petroleum products are primarily delivered to New York Harbor as it has the capacity to receive products in cargo lots of 50,000 tons or more per tanker. By contrast, draft limitations in most New England ports and drawbridge limitations in Boston and Portland, Maine limit the average cargo carrying capacity of direct imports into many of the largest New England ports to about 30,000 tons per tanker. As a result, ships importing directly into New England must frequently discharge in multiple ports or terminals or transfer cargos to tank barges. As existing single-hulled tankers are retired due to age or as mandated under OPA 90, they are typically replaced by larger tankers. These larger-sized tankers are being built to facilitate the importation of crude oil and petroleum products into the United States. The volume of imported crude oil and petroleum products is expected to grow at a compound annual rate of 2.4% through 2025, according to the EIA. As larger petroleum tankers are being built, we believe that direct delivery into New York Harbor will generate increased tank barge demand for lightering services and further shipment to New England, the Hudson River and Long Island.

Oil Pollution Act of 1990. OPA 90 mandates that all single-hulled tank vessels operating in U.S. waters be removed from service according to a set time schedule. Data provided by a U.S. Coast Guard report dated September 2001 indicates that 5.5 million barrels of single-hulled tank barge capacity would be retired by 2005 and an additional 3.5 million barrels by 2010, as mandated by OPA 90. According to the report, this represented on a cumulative basis as of each such retirement date, 22% and 36%, respectively, of the total 24.9 million barrel single- and double-hulled tank barge capacity that existed in 2001. The following chart illustrates the capacity of tank vessels that must be removed from service from 2000 through 2014. We believe that, absent a substantial increase in the number of double-hulled vessels constructed in the industry, this reduction in capacity, assuming steady demand, may favorably impact dayrates and utilization of the remaining tank barges, including our own.

Based on data contained in the United States Coast Guard Report to Congress on the Progress to Replace Single Hull Tank Vessels with Double Hull Tank Vessels, dated September 2001.

Additionally, OPA 90 requires that owners or operators of tankers operating in U.S. waters submit vessel spill response plans to the U.S. Coast Guard for approval and operate according to the plans upon approval. Our vessel response plans have been approved by the U.S. Coast Guard, and all of our crew members have been trained to comply with these guidelines. For further discussion of OPA 90 see “—Environmental and Other Governmental Regulation” below.

Our Tug and Tank Barge Business

We provide marine transportation, distribution and logistics services primarily in the northeastern United States and Puerto Rico with our fleet of 14 ocean-going tugs and 15 active ocean-going tank barges. As of September 1, 2005, we were committed under vessel construction contracts with two shipyards for a total of three double-hulled tank barges—one 135,000-barrel barge and two 110,000-barrel barges. Under our current newbuild program, the Energy 13501, the first of two 135,000-barrel double-hulled tank barges, was placed in service on March 11, 2005 and the Energy 11103, the first of three 110,000-barrel barges to be built, was placed in service on July 10, 2005. This current newbuild program will add new barrel-carrying capacity and replace barrel-carrying capacity lost when we retired three of our single-hulled tank barges from service at the end of 2004, as mandated by OPA 90. We provide our services to major oil companies, refineries and oil traders. Generally, a tug and tank barge work together as a “tow” to transport refined or bunker grade petroleum products. Our tank barges carry petroleum products that are typically characterized as either “clean” or “dirty”. Clean products are primarily gasoline, home heating oil, diesel fuel and jet fuel. Dirty products are mainly crude oils, residual crudes and feedstocks, heavy fuel oils and asphalts.

Our tugs and tank barges serve the northeastern U.S. coast, primarily New York Harbor, by transporting both clean and dirty petroleum products to and from refineries and distribution terminals. Our tugs and tank barges also transport both clean and dirty petroleum products from refineries and distribution terminals in Puerto Rico to the Puerto Rico Electric Power Authority and to utilities located on other Caribbean islands. In addition, we provide ship lightering, bunkering and docking services in these markets and are well positioned to provide such services to the increasing number of new tankers that are too large to make direct deliveries to distribution terminals and refineries.

On May 31, 2001, we acquired nine ocean-going tugs and nine ocean-going tank barges from the Spentonbush/Red Star Group, composed of certain affiliates of Amerada Hess, as well as the business related to these tugs and tank barges, greatly expanding our capacity in the northeastern United States and increasing our market share of the coastwise trade on the U.S. upper east coast. As part of the acquisition, Amerada Hess entered into a long-term contract of affreightment with us pursuant to which Amerada Hess committed to use us as its exclusive marine logistics provider and transporter of liquid petroleum products by tank barge in the northeastern United States. Under this contract, Amerada Hess committed to ship a minimum of 45 million barrels annually for an initial period from June 1, 2001 through March 31, 2006, which can be extended for subsequent periods by mutual agreement. The contract of affreightment provides us with a significant source of revenues over the life of the contract. Our contract of affreightment allows Amerada Hess to reduce its minimum annual cargo volume commitment subject to significant adjustment penalties. We are currently in discussions with Amerada Hess regarding extending our contractual relationship. Because the tank barge market in the northeastern United States is currently operating at or near capacity we believe that we would be able to replace through other customers any volumes that Amerada Hess does not transport as contemplated in the contract or, if such relationship is not extended, after termination of such contract.

Three of our tank barges are double-hulled and are not subject to OPA 90 retirement dates. Ten of our 12 active single-hulled tank barges are not required under OPA 90 to be retired or double-hulled until 2015. The two other single-hulled tank barges are required to be retired from service in 2009. As required under OPA 90, we retired three single-hulled tank barges at the end of 2004. In anticipation of our OPA 90 retirements, in November 2003 we commenced our first tug and tank barge new build program to construct five double-hulled, ocean-going tank barges. Two of the five new tank barges in the first newbuild program have been delivered, and the other three are expected to be delivered in the fourth quarter of 2005. Based on the remaining lives of the majority of our tank barge fleet under OPA 90 and our recent construction programs, we believe we are well positioned to obtain additional customers in the northeastern United States, as a large portion of the then available capacity in that market was removed from service by January 1, 2005.

In September 2005, we announced our second tug and tank barge newbuild program. We are currently seeking bids from domestic shipyards for this new program. We plan to build an additional 400,000 barrels of double-hulled tank barge barrel-carrying capacity and, unlike our first tank barge newbuild program, we plan to construct the related ocean-going tugs to be used as power units for the new barges. The estimated incremental cost of the new ocean-going tugs and ocean-going tank barges will be approximately $95 million in the aggregate. The precise number of vessels to be constructed and their specifications will be finalized as certain milestones are completed, including the negotiation of shipyard contracts. Construction costs related to this program will be funded, in part, with a portion of the proceeds from our public common stock offering and the concurrent note offering and projected cash flow from operations. All of the new vessels to be constructed under the second tug and tank barge newbuild program are expected to be delivered during 2007.

The following tables provide information, as of September 15, 2005, regarding the tugs and tank barges that we own, as well as the three double-hulled tank barges under construction at that date.

Ocean-Going Tugs

Name	Gross Tonnage	Length (feet)	Year Built	Brake Horsepower
Freedom Service(1)	180	126	1982	6,140
Liberty Service(1)	180	126	1982	6,140
Patriot Service(2)	198	124	1996	6,140
Eagle Service(2)	198	124	1996	6,140
Ponce Service	190	107	1970	3,900
Caribe Service	194	111	1970	3,900
Atlantic Service	198	105	1978	3,900
Brooklyn Service	198	105	1975	3,900
Gulf Service	198	126	1979	3,900
Tradewind Service	183	105	1975	3,200
Spartan Service	126	102	1978	3,000
Sea Service	173	109	1975	2,820
Bayridge Service	194	100	1981	2,000
Stapleton Service	146	78	1966	1,530

(1)	These vessels have been substantially retrofitted since their purchase in June 2004 to provide power for the new double-hulled tank barges that have been delivered or are currently under construction.
(2)	We purchased the Patriot Service and Eagle Service from a private owner on August 12 and September 6, 2005, respectively. The vessels are currently in a shipyard being retrofitted.

Ocean-Going Tank Barges and Coastwise Tanker

Name	Barrel Capacity		Length (feet)	Year Built		OPA 90 Date(1)
Active:
Ocean-Going Tank Barges:
Energy 13501	135,380		450	2005		DH
Energy 13502	135,000	(est.)	450	TBD	(2)	DH
Energy 11101	111,844		420	1979		2009
Energy 11102	111,844		420	1979		2009
Energy 11103	112,269		390	2005		DH
Energy 11104	110,000	(est.)	390	TBD	(2)	DH
Energy 11105	110,000	(est.)	390	TBD	(2)	DH
Energy 8001	81,364		350	1996		DH
Energy 7002	72,693		351	1971		2015
Energy 7001	72,016		300	1977		2015
Energy 6504	66,333		305	1958		2015
Energy 6505	65,710		328	1978		2015
Energy 6503	65,145		327	1988		2015
Energy 6502	64,317		300	1980		2015
Energy 6501	63,875		300	1974		2015
Energy 5501	57,848		341	1969		2015
Energy 2201	22,556		242	1973		2015
Energy 2202	22,457		242	1974		2015

Inactive:
Energy 9501	94,442		346	1972		2004	(3)
Energy 8701	86,454		360	1976		2004	(3)

TBD:	To be determined.
DH:	OPA 90 limitations are not applicable to these double-hulled vessels.
(1)	Prior to January 1 of the year indicated (except for the Energy 11101 for which the date is June 1), according to OPA 90, the vessel must be refurbished as a double hull or be retired from service in U.S. waters. For a discussion of OPA 90 see “—Environmental and Other Governmental Regulation” below.
(2)	The Energy 13502, Energy 11104 and Energy 11105 are under construction with delivery anticipated in the fourth quarter of 2005.
(3)	The Energy 9501 and Energy 8701 were removed from service for the transport of petroleum products in navigable waters of the United States prior to January 1, 2005 due to OPA 90.

Additional information with respect to our tug and tank barge segment can be found in Note 14 of our consolidated financial statements.

Our Competitive Strengths

Technologically Advanced Fleet of New Generation OSVs. Our technologically advanced, new generation OSVs were designed with the specifications necessary for operations in complex and challenging drilling environments, including deepwater, deep well and other logistically demanding projects. Such other projects include, among other things, the construction, maintenance and repair of offshore infrastructure. Our new generation OSVs have significantly more capacity and operate more efficiently than conventional 180’ OSVs. While operators are especially concerned with a vessel’s ability to avoid collisions with multi-million dollar drilling rigs or production platforms during adverse weather conditions, they are hesitant to stop operations under such conditions due to the high daily cost of halting such complex operations. Our proprietary vessels, including the MSPVs to be converted, incorporate sophisticated technologies and are designed specifically to operate safely in complex exploration and production environments. These technologies include dynamic positioning, roll reduction systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and our unique cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk. We believe that we earn higher average dayrates and maintain higher utilization rates than our competitors due to the superior capabilities of our OSVs, our eight-year track record of safe and reliable performance and the collaborative efforts of our in-house design team in providing marine engineering solutions to our customers.

Young OSV Fleet with Lower Cost of Ownership. We believe that we operate one of the youngest fleets of U.S.-flagged OSVs. While the average age of the conventional 180’ U.S.-flagged OSV fleet is approximately 25 years, the average age of our OSV fleet is approximately five years. Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels. The average intermediate drydocking for recertification for one of our OSVs generally lasts five to ten days in the shipyard and costs approximately $0.3 million. In contrast, the typical drydocking for recertification of a conventional 180’ OSV may last up to 90 days in the shipyard and can cost as much as $1.5 million. We believe that our operation of new, technologically advanced OSVs gives us a competitive advantage in obtaining long-term contracts for our vessels and in attracting and retaining crews. Since we accepted delivery of our first OSV in November 1998, the average utilization rate for our OSVs has been approximately 93%. According to ODS-Petrodata, the U.S. Gulf of Mexico industry average was approximately 73% over the same time period, based on vessels available for service. We expect that our newer, larger, faster and more cost-efficient vessels will remain in high demand as deepwater and other complex and challenging exploration, development and production activities continue to increase globally.

Commitment to Safety and Quality. As part of our commitment to safety and quality, we have voluntarily pursued and received certifications that are not generally held by other companies in our industry. We have maintained certifications to the requirements of the International Standards Organization, or ISO, Standards 9002 and 14000 for quality and environmental management, respectively, with respect to the eight tugs and nine tank barges acquired from the Spentonbush/Red Star Group. We are one of the few OSV companies operating in the U.S. Gulf of Mexico that is approved under the U.S. Coast Guard’s Streamlined Inspection Program in which we and the Coast Guard cooperate to develop training, inspection and compliance processes, with our personnel conducting periodic examinations of vessel systems to the requirements of the vessels’ Coast Guard certifications, and taking corrective actions where necessary. Both of our principal office locations in Covington, Louisiana and Brooklyn, New York, as well as the majority of our vessels, including all of our OSVs and our tugs and tank barges acquired from the Spentonbush/Red Star Group, are also certified under the International Safety Management Code, or ISM Code, developed by the International Maritime Organization to provide internationally recognized standards for the safe management and operation of ships and for pollution prevention. We are currently combining the ISO and ISM certification of our fleetwide operations to standards of the American Bureau of Shipping’s Safety, Quality and Environmental Certification, or ABS SQE, which integrates the elements of these certifications into a single program. Quality, Safety and Environmental Certificates are an

increasingly important consideration for both our OSV and tank barge customers due to the environmental and regulatory sensitivity associated with offshore drilling and production activity and waterborne transportation of petroleum products, respectively. We believe that customers recognize our commitment to safety and that our strong reputation and performance history provide us with a competitive advantage.

Leading Market Presence in Core Target Markets. Our 23 U.S.-flagged OSVs comprise the second largest fleet of technologically advanced, new generation OSVs qualified for work in the U.S. Gulf of Mexico. Currently, 17 of our 23 U.S.-flagged OSVs operate in that area. We also operate eight OSVs offshore Trinidad, with a 60% market share in that market. We also operate one of the largest fleets of tugs and tank barges for the transportation of petroleum products in Puerto Rico and believe that we are the fifth largest tank barge transporter of petroleum products in New York Harbor. We believe that having scale in our selected markets benefits our customers and provides us with operating efficiencies.

Successful Track Record of Vessel Construction and Acquisitions. Our management has significant naval architecture, marine engineering and shipyard experience. We believe we are unique in the manner in which we design our own vessels and work closely with our contracted shipyards in their construction. We typically source and supply many of the manufactured components (owner-furnished equipment), comprising a large portion of the aggregate cost of a vessel, directly from vendors rather than through the shipyard. In addition to substantial cost savings, we believe our approach enables us to better control the construction process, resulting in a higher quality vessel and an enhanced level of service from these vendors during the applicable warranty periods. We believe that our history of designing and constructing 17 new generation OSVs on time and on budget provides us with a competitive advantage in obtaining contracts for our vessels prior to their actual delivery. Our company has designed its operations and management systems in contemplation of additional growth through new vessel construction and acquisitions. To date, we have successfully completed and integrated multiple acquisitions involving 17 ocean-going tugs and 13 ocean-going tank barges, two coastwise tankers, six 220’ new generation OSVs, a 165’ fast supply vessel, and two AHTS vessels. In November 2003, we commenced construction of five double-hulled tank barges based on a proprietary design developed by our in-house engineering team. Two of these barges have been delivered with the other three expected to be delivered in the fourth quarter of 2005. In addition, we recently announced our fourth OSV newbuild program and our second tug and tank barge newbuild program.

Experienced Management Team with Proven Track Record. Our executive management team has an average of 22 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions. Moreover, our in-house engineering team has significant operating experience that enables us to more effectively design and manage our new vessel construction program, adapt our vessels for specialized purposes, oversee and manage the drydocking process and provide custom marine engineering solutions to our customers. We believe this will continue to result in a lower overall cost of ownership over the life of our vessels compared to our competitors, as well as a competitive advantage in securing contracts for our OSVs as the benefits of our proprietary designs and in-house engineering capabilities are recognized by our customers.

Our Strategy

Apply Existing and Develop New Technologies to Meet our Customers’ Vessel Needs. Our new generation OSVs and MPSVs are designed to meet the higher capacity and performance needs of our clients’ increasingly more complex drilling and production programs. In addition, our proprietary double-hulled tank barges currently under construction are designed to maximize transit speed, improve cargo through-put rates and enhance crew safety features. Our new generation OSVs are equipped with sophisticated propulsion and cargo handling systems, dynamic positioning capabilities and have larger capacities than conventional 180’ OSVs. We are committed to applying existing and developing new technologies to maintain a technologically advanced fleet that will enable us to continue to provide a high level of customer service and meet the developing needs of our customers for OSVs and ocean-going tugs and tank barges, as well as other types of vessels that complement our two business segments. Improvements in exploration and production technologies have enabled operators to pursue larger scale, more complex drilling programs in remote locations and under more challenging operating conditions. We believe that the trend toward increasingly more complex projects will increase the demand for our technologically advanced fleet of new generation OSVs. Oil and natural gas exploration and development activity in these regions has increased recently as a result of several factors, including world-class exploration potential, improvements in exploration and production technologies for deepwater projects, and slowing or declining production from onshore and shallow water fields. We believe that deepwater regions worldwide and deep well drilling on the Continental Shelf will continue to be active areas for exploration and development in the foreseeable future, and that demand for our OSVs, which are uniquely equipped to serve the current and planned drilling programs in these markets, will continue to be strong. We also believe that some non-energy related uses for our OSVs may allow us to diversify into additional markets.

Expand Fleet Through Newbuilds and Strategic Acquisitions. We plan to expand our fleet through construction of new vessels, including construction of new generation OSVs and double-hulled tank barges as market conditions warrant, retrofitting of certain vessels and through strategic acquisitions. We recently announced our second tug and tank barge newbuild program and our fourth OSV newbuild program. We have also announced the conversion of two coastwise sulfur tankers into MPSVs and the purchase and upgrade of two ocean-going tugs. Market demand for vessels, including demand for new generation OSVs in domestic and international markets, and the need to replace single-hulled tank barges will be the main determinant of the level and timing of construction of vessels in addition to those constructed under these two building programs and the current tank barge building program. We believe that acquisition opportunities are likely to arise as consolidation continues in our two industry segments. We intend to use our expertise and experience to evaluate and execute strategic acquisitions where the opportunity exists to expand our service offerings in our core markets and create or enhance long-term client relationships. As of September 1, 2005, we have completed multiple acquisitions involving 40 vessels, and constructed 17 proprietary OSVs and two double-hulled tank barges. Additionally, we have three double-hulled tank barges currently under construction with delivery expected during the fourth quarter of 2005.

Pursue Optimal Mix of Long-Term and Short-Term Contracts. We seek to balance our portfolio of customer contracts by entering into both long-term and short-term charters. Long-

term charters, which contribute to higher utilization rates, provide us with more predictable cash flow. Most of our long-term charters contain annual dayrate escalation provisions. Short- term charters provide the opportunity to benefit from increasing dayrates in favorable market cycles. We plan our mix of long-term and spot market contracts with respect to our OSVs based on anticipated market conditions. Our contract of affreightment with Amerada Hess for the services of tugs and tank barges in the northeastern United States has an initial term of June 1, 2001 through March 31, 2006. We are currently in discussions with Amerada Hess regarding extending our contractual relationship. Because the tank barge market in the northeastern United States is currently operating at or near capacity, we believe that we would be able to replace through other customers any volumes that Amerada Hess does not transport as contemplated in the contract or, if such relationship is not extended, after termination of such contract. Our other tug and tank barge contracts typically have been renewed annually over the last several years. By design, substantially all of our tank barges operate under long-term contracts.

Build Upon Existing Customer Relationships. We intend to build upon existing customer relationships by expanding the services we offer to those customers with diversified marine transportation needs. Many integrated oil and gas companies require OSVs to support their exploration and production activities and ocean-going tugs and tank barges to support their refining, trading and retail distribution activities. Moreover, many of our customers that conduct operations internationally have expressed interest in chartering our OSVs in such markets. We now have 35% of our supply vessel fleet chartered for use in international markets, with eight OSVs operating offshore Trinidad and one fast supply vessel offshore Mexico. Our management team has significant international experience and will continue to evaluate such opportunities.

Optimize Tug and Tank Barge Operations. Due to OPA 90 phase-out requirements of single-hulled barges, the total barrel-carrying capacity of existing tank vessels transporting petroleum products domestically is projected to decline from its current level without a commensurate increase in newbuildings and retrofittings. In addition, the energy industry is increasingly outsourcing its marine transportation requirements and focusing on safety and reliability as a key determinant in awarding new business. We believe that these trends will improve the balance of supply and demand, and result in improved tank barge utilization and dayrates.

Customers and Charter Terms

Major oil companies, large independent oil and gas exploration, development and production companies and large oil service companies constitute the majority of our customers for our OSV services, while refining, marketing and trading companies constitute the majority of our customers for our tug and tank barge services. The percentage of revenues attributable to a customer in any particular year depends on the level of oil and natural gas exploration, development and production activities undertaken or refined petroleum products or crude oil transported by a particular customer, the availability and suitability of our vessels for the customer’s projects or products and other factors, many of which are beyond our control. For the year ended December 31, 2004, Amerada Hess Corporation accounted for more than 10% of our total revenues. Under the terms of our contract of affreightment with Amerada Hess, we are required to meet certain performance criteria and, if we fail to meet such criteria, Amerada Hess would be entitled to terminate the contract. Our contract of affreightment provides for minimum annual cargo volumes to be transported and allows Amerada Hess to reduce its minimum commitment, subject to significant adjustment penalties. If the Amerada Hess contract is not extended, we believe that we would be able to replace their business through other customers. For a discussion of significant customers in prior periods, see Note 13 of the notes to our consolidated financial statements.

We enter into a variety of contract arrangements with our customers, including spot and time charters, contracts of affreightment and consecutive voyage contracts. Our contracts are obtained through competitive bidding or, with established customers, through negotiation.

Most of the contracts for our OSVs contain early termination options in favor of the customer; however some have substantial early termination penalties designed to discourage the customers from exercising such options. By design, substantially all of our tank barges operate under long-term contracts. Since we commenced operations, our OSVs have performed services for more than 60 different customers, and our tugs and tank barges have performed services for more than 250 different customers. Because of the variety and number of customers historically using the services of our fleet, and the approximate balance between supply and demand in both the OSV and tug and tank barge markets, we believe that the loss of any one customer would not have a material adverse effect on our business.

Because we have established a reputation for on-time delivery and reliability, charterers have contacted us in certain circumstances to construct vessels to meet their needs. In such circumstances, we have generally contracted these specially designed vessels for three to five years, with renewal options, before construction is completed. Although we will design vessels to meet the specific needs of a charterer, we ensure in our design that customization does not preclude efficient operation of these vessels for other customers, for other purposes or in other situations.

Competition

We operate in a highly competitive industry. Competition in the OSV and ocean-going tug and tank barge segments of the marine transportation industry primarily involves factors such as:

•	quality and capability of the vessels;

•	ability to meet the customer’s schedule;

•	safety record;

•	reputation;

•	price; and

•	experience.

The terms of the Jones Act restrict the ability of vessels that are not built in the United States, documented under the laws of the United States and controlled by U.S. citizens to engage in the coastwise trade in the United States and Puerto Rico. See “—Environmental and Other Governmental Regulation” for a more detailed discussion of the Jones Act.

We do not anticipate significant competition in the near term from pipelines as an alternative method of petroleum product delivery in the northeastern United States or Puerto Rico. No pipelines are currently under construction that could provide significant competition to tank barges in the northeastern United States or Puerto Rico, nor are any new pipelines likely to be built in the near future due to cost constraints and logistical and environmental requirements.

We believe that only 30% of the new generation OSVs currently operating in the U.S. Gulf of Mexico are owned by publicly-traded companies. We believe we operate the second largest fleet of new generation OSVs in the U.S. Gulf of Mexico, and are the only publicly traded company with a significant fleet of U.S.-flagged, new generation OSVs. In contrast, approximately 75% of the conventional 180’ OSVs operating on the Continental Shelf of the U.S. Gulf of Mexico are owned by publicly-traded companies. We operate one of the largest tank barge fleets in Puerto Rico and we believe that we are the fifth largest transporter by tank barge of petroleum products in New York Harbor. Most of our competitors in the tug and tank barge industry are privately held.

Although some of our principal competitors are larger and have greater financial resources and, with respect to OSVs, extensive international operations, we believe that our operating capabilities and reputation enable us to compete effectively with other fleets in the market areas in which we operate. In particular, we believe that the relatively young age and advanced features of our OSVs provide us with a competitive advantage. The ages of our OSVs range from one year to seven years, while the average age of the industry’s conventional 180’ U.S.-flagged OSV fleet is approximately 25 years. Retirement of older vessels has already commenced and we believe that many more of these older vessels will be retired in the next few years. The young age of our fleet, together with the advanced capabilities of our vessels, position us to take advantage of the expanding deepwater, deep well and other logistically demanding exploration and production projects in the U.S. Gulf of Mexico and around the world. In addition, our new generation OSVs are also increasingly in demand by our customers for conventional drilling projects because of the ability of our OSVs to reduce overall offshore logistics costs for the customer through the vessels’ greater capacities and operating efficiencies.

Environmental and Other Governmental Regulation

Our operations are significantly affected by a variety of federal, state, local and international laws and regulations governing worker health and safety and the manning, construction and operation of vessels. Certain U.S. governmental agencies, including the Department of Homeland Security and agencies under its auspices (such as the U.S. Coast Guard and the U.S. Customs and Border Protection), the National Transportation Safety Board, and the Maritime Administration of the U.S. Department of Transportation, have jurisdiction over our operations. In addition, private industry organizations such as the American Bureau of Shipping oversee aspects of our business. The U.S. Coast Guard and the National Transportation Safety Board establish safety criteria and are authorized to investigate vessel accidents and recommend improved safety standards.

The U.S. Coast Guard regulates and enforces various aspects of marine offshore vessel operations. Among these are classification, certification, routes, drydocking intervals, manning requirements, tonnage requirements and restrictions, hull and shafting requirements and vessel documentation. Coast Guard regulations require that each of our vessels be drydocked for inspection at least twice within a five-year period.

Under Section 27 of the Merchant Marine Act of 1920, also known as the Jones Act, the privilege of transporting merchandise or passengers for hire in the coastwise trade in U.S. domestic waters is restricted to only those vessels that are controlled by U.S. citizens and are built in and documented under the laws of the United States. To engage in coastwise trade, a corporation is not considered a U.S. citizen unless, among other things:

•	the corporation is organized under the laws of the United States or of a state, territory or possession of the United States;

•	at least 75% of the ownership of voting interests with respect to its capital stock is held by U.S. citizens;

•	the corporation’s chief executive officer, president and chairman of the board are U.S. citizens; and

•	no more than a minority of the number of directors necessary to constitute a quorum for the transaction of business are non-U.S. citizens.

We meet all of the foregoing requirements. If we should fail to comply with these requirements, our vessels would lose their eligibility to engage in coastwise trade within U.S. domestic waters. To facilitate compliance, our certificate of incorporation:

•	limits ownership by non-U.S. citizens of any class of our capital stock (including our common stock) to 20%, so that foreign ownership will not exceed the 25% permitted;

•	permits withholding of dividends and suspension of voting rights with respect to any shares held by non-U.S. citizens that exceed 20%;

•	permits a stock certification system with two types of certificates to aid tracking of ownership;

•	permits our board of directors to redeem any shares held by non-U.S. citizens that exceed 20%; and

•	permits our board of directors to make such determinations to ascertain ownership and implement such measures as reasonably may be necessary.

Jones Act restrictions have been challenged by interests seeking to facilitate foreign competition for coastwise trade. Historically, their efforts have been defeated by large margins when considered by the U.S. Congress. Industry associations and participants actively responded to and successfully defeated the latest challenges involving the nature, extent and availability of lease-finance alternatives permitted by a 1996 amendment of the Jones Act. Under the provisions of that amendment, certain foreign interests operated and proposed to operate in the U.S. coastwise trade. In addition, in the interest of national defense, the Secretary of Homeland Security may suspend the citizen requirements of the Jones Act.

On August 9, 2004, following an initiative by the U.S. marine industry interested in protecting the Jones Act, Congress enacted and the President signed into law Public Law No. 108-293. Section 608 of that law amends the lease financing criteria of such Act, adding new requirements that effectively eliminate the ability of foreign interests engaged in the marine business to control vessels engaged in U.S. coastwise trade by structuring lease-finance transactions. In addition, the legislation requires the United States Coast Guard to, by August 9, 2007, revoke the authorization of any offshore service vessel that received an endorsement to engage in coastwise trade utilizing the challenged lease-finance structure, unless the vessel otherwise complies with the Jones Act’s U.S.-control requirements. Following enactment of the foregoing legislation, we are aware of one foreign marine interest that is subject to the three-year sunset provision and another foreign marine interest that had announced its intention to avail itself of the lease-finance structure, but aborted its plan. Instead, the latter is now utilizing a foreign mortgage-finance structure covering 100% of the construction costs of its vessels, which is currently being challenged by the U.S. marine industry. Should foreign competition be permitted to enter the U.S. coastwise market to any significant extent, it could have an adverse effect on the U.S. OSV industry and on us.

Our operations are also subject to a variety of federal, state, local and international laws and regulations regarding the discharge of materials into the environment or otherwise relating to environmental protection. The requirements of these laws and regulations have become more complex and stringent in recent years and may, in certain circumstances, impose strict liability, rendering a company liable for environmental damages and remediation costs without regard to negligence or fault on the part of such party. Aside from possible liability for damages and costs including natural resource damages associated with releases of hazardous materials including oil into the environment, such laws and regulations may expose us to liability for the conditions caused by others or even acts of ours that were in compliance with all applicable laws and regulations at the time such acts were performed. Failure to comply with applicable laws and regulations may result in the imposition of administrative, civil and criminal penalties, revocation of permits, issuance of corrective action orders and suspension or termination of our operations. Moreover, it is possible that changes in the environmental laws, regulations or enforcement policies that impose additional or more restrictive requirements or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.

OPA 90 and regulations promulgated pursuant thereto impose a variety of regulations on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills. A “responsible party” includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA 90 assigns liability to each responsible party for oil removal costs and a variety of public and private damages. Under OPA 90, “tank vessels” of over 3,000 gross tons that carry oil or other hazardous materials in bulk as cargo, a term, which includes our tank barges, are subject to liability limits of the greater of $1,200 per gross ton or $10 million. For any vessels, other than “tank vessels,” that are subject to OPA 90, the liability limits are the greater of $500,000 or $600 per gross ton. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply. Moreover, OPA 90 imposes on responsible parties the need for proof of financial responsibility to cover at least some costs in a potential spill. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels over 300 tons.

OPA 90 also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills, preparation of an oil spill response plan and proof of financial responsibility (to cover at least some costs in a potential spill) for vessels in excess of 300 gross tons. We have engaged the National Response Corporation to serve as our independent contractor for purposes of providing stand-by oil spill response services in all geographical areas of our fleet operations. In addition, our Oil Spill Response Plan has been approved by the U.S. Coast Guard.

OPA 90 requires that all newly-built tank vessels used in the transport of petroleum products be built with double hulls and provides for a phase-out period for existing single hull vessels. We previously retired from service three single-hulled tank barges at the end of 2004 pursuant to OPA 90. Modifying existing vessels to provide for double hulls will be required of all tank barges and tankers in the industry by the year 2015. We are in a favorable position concerning this provision because a significant number of vessels in our fleet of tank barges measure less than 5,000 gross tons. Vessels of such tonnage may continue to operate without double hulls through the year 2015. Under existing legal requirements, therefore, we will be required to modify or replace only two of our existing tank barges before 2015. However, if there are changes in the law that accelerate the time frame for retirement of such vessels, or if customer policies or preferences that mandate the use of double-hulled vessels become significantly more prevalent, absent our implementation of a more aggressive replacement or newbuild program, such changes in law or in customer mandates could adversely affect our results of operations and financial condition.

The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the United States. The Clean Water Act also provides for civil, criminal and administrative penalties for any unauthorized discharge of oil or other hazardous substances in reportable quantities and imposes substantial liability for the costs of removal and remediation of an unauthorized discharge. Many states have laws that are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities. Our OSVs routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our OSVs also transport bulk chemical materials used in drilling activities and liquid mud, which contain oil and oil by-products. In addition, our tank barges are specifically engaged to transport a variety of petroleum products. We maintain vessel response plans as required by the Clean Water Act to address potential oil and fuel spills.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as “CERCLA” or “Superfund,” and similar laws impose liability for releases of hazardous substances into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances. CERCLA assigns strict liability to each responsible party for all response and remediation costs, as well as natural resource damages and thus we could be held liable for releases of hazardous substances that resulted from operations by third parties not under our control or for releases associated with practices performed by us or others that were standard in the industry at the time.

The Resource Conservation and Recovery Act regulates the generation, transportation, storage, treatment and disposal of onshore hazardous and non-hazardous wastes and requires states to develop programs to ensure the safe disposal of wastes. We generate non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations. We believe that all of the wastes that we generate are handled in all material respects in compliance with the Resource Conservation and Recovery Act and analogous state statutes.

In addition to laws and regulations affecting us directly, our operations are also influenced by laws, regulations and policies which affect our customers’ drilling programs and the oil and natural gas industry as a whole.

The Outer Continental Shelf Lands Act gives the federal government broad discretion to regulate the release of offshore resources of oil and natural gas. Because our operations rely primarily on offshore oil and natural gas exploration, development and production, if the government were to exercise its authority under the Outer Continental Shelf Lands Act to restrict the availability of offshore oil and natural gas leases, such an action would have a material adverse effect on our financial condition and results of operations.

We currently have in place protection and indemnity insurance that includes coverage for pollution incidents. Our OSVs have $5 million in primary insurance coverage for such offshore pollution incidents, with an additional $100 million in excess umbrella coverage. In addition, our tugs and tank barges have insurance coverage for oil spills with a coverage limit of $1 billion.

Our tugs and tank barges acquired from the Spentonbush/Red Star Group obtained certifications for environmental management according to the requirements of ISO Standard 14000. Both of our principal office locations in Covington, Louisiana and Brooklyn, New York, as well as the majority of our vessels, including all of our proprietary OSVs and our tugs and tank barges acquired from the Spentonbush/Red Star Group, are also certified to the standards of the ISM Code for the safe management and operation of ships and for pollution prevention. We are currently combining the ISO and ISM Code certification of our fleetwide operations to the standards of ABS SQE, which integrates the elements of these certifications into a single program. Additionally, our OSVs participate in the U.S. Coast Guard’s Streamlined Inspection Program (SIP), which ensures the overall readiness level of our vessel lifesaving and other critical safety and emergency systems. We believe that our voluntary attainment and maintenance of these certifications and participation in these programs provides evidence of our commitment to operate in a manner that minimizes any impact on the environment from our fleet operations.

Operating Hazards and Insurance

The operation of our vessels is subject to various risks, such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collision and navigation errors, all of which represent a threat to personnel safety and to our vessels and cargo. We maintain insurance coverage that we consider customary in the industry against certain of these risks, including, as discussed above, $1 billion in pollution insurance for the tug and tank barge fleet and $105 million of pollution coverage for the OSVs. We believe that our current level of insurance is adequate for our business and consistent with industry practice, and we have not experienced a loss in excess of our policy limits. We may not be able to obtain insurance coverage in the future to cover all risks inherent in our business, or insurance, if available, may be at rates that we do not consider to be commercially reasonable. In addition, as more single-hulled vessels are retired from active service, insurers may be less willing to insure and customers less willing to hire single-hulled vessels. The terms of our entry into a mutual protection and indemnity association covering marine risks relating to our tug and tank barge business allows additional premiums to be called for from time to time, and paid by association members in respect of unanticipated reserve requirements of the association. In 2004, we were called upon to pay such a supplemental premium.

Employees

On September 1, 2005, we had 621 employees, including 507 operating personnel and 114 corporate, administrative and management personnel. None of our employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. We have not experienced any strikes or work stoppages, and our management believes that we continue to enjoy good relations with our employees.

Properties

Our corporate headquarters are located in Covington, Louisiana. Our office lease covers 23,756 sq. ft. and has an initial term of five years, which commenced in September 2003, with two additional five-year renewal periods. In August 2005, we entered into an agreement which increased our total office space by up to an additional 5,500 sq. ft. We also hold a one-year lease on a 4,500-square-foot warehouse near our corporate headquarters to maintain spare parts inventory. For local support in Puerto Rico, we lease an office consisting of approximately 1,900 square feet. To support our operations in the northeastern United States, we lease office space and warehouse space in Brooklyn, New York, consisting of approximately 66,760 square feet. We also lease dock space, consisting of approximately 36,000 square feet, in Brooklyn, New York. We operate our tug and tank barge fleet from these New York facilities. The lease on our Brooklyn facilities expires in March 2006. We believe that our facilities, including waterfront locations used for vessel dockage and certain vessel repair work, provide an adequate base of operations for the foreseeable future. Information regarding our fleet is set forth above in “—Offshore Supply Vessels—Our OSV Business” and “—Tugs and Tank Barges—Our Tug and Tank Barge Business”.

Legal Proceedings

We are not currently a party to any material legal proceedings, although we may from time to time be subject to various legal proceedings and claims that arise in the ordinary course of business.

Seasonality of Business

Demand for our OSV services is directly affected by the levels of offshore drilling activity. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the third and fourth calendar quarters when allocated budgets are expended by our customers and weather conditions are more favorable for offshore activities. Many other factors, such as the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year. In addition, we typically have an increase in demand for our OSVs to repair offshore infrastructure immediately following major hurricanes in the U.S. Gulf of Mexico.

Tank barge services are significantly affected by the strength of the U.S. economy, changes in weather patterns and population growth that affect the consumption of and the demand for refined petroleum products and crude oil. The tug and tank barge market, in general, is marked by steady demand over time, although such demand is seasonal and often dependent on weather conditions. Unseasonably mild winters result in significantly lower demand for heating oil in the northeastern United States, which is a significant market for our tank barge services. Conversely, the summer driving season can increase demand for automobile fuel and, accordingly, the demand for our services.

MANAGEMENT

Our Executive Officers and Directors

Our executive officers and directors are currently as follows:

Name	Age	Position	Class(1)
Todd M. Hornbeck	37	Chairman, President, Chief Executive Officer and Secretary	III
Carl G. Annessa	48	Executive Vice President and Chief Operating Officer	N/A
James O. Harp, Jr.	44	Executive Vice President and Chief Financial Officer	N/A
Samuel A. Giberga	43	Senior Vice President and General Counsel	N/A
Timothy P. McCarthy	37	Controller	N/A
Larry D. Hornbeck	66	Director	II
Bruce W. Hunt	47	Director	I
Steven W. Krablin	55	Director	II
Patricia B. Melcher	45	Director	III
Bernie W. Stewart	61	Director	I
David A. Trice	57	Director	II
Andrew L. Waite	44	Director	I

(1)	Class I, II and III directors have terms expiring in 2007, 2006 and 2008, respectively.

Todd M. Hornbeck has served as our President and Secretary and as a director since our formation in June 1997. Until February 2002, he also served as Chief Operating Officer. In February 2002, he was appointed to the additional position of Chief Executive Officer and in May 2005 was appointed Chairman of the Board. Mr. Hornbeck worked for the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, from 1991 to 1996, serving in various positions relating to business strategy and development. Following the merger of Hornbeck Offshore Services, Inc. with Tidewater, Inc. (NYSE:TDW) in March 1996, he accepted a position as Marketing Director—Gulf of Mexico with Tidewater, where his responsibilities included managing relationships and overall business development in the U.S. Gulf of Mexico region. He remained with Tidewater until our formation. Mr. Hornbeck currently serves on the Board of Directors of both the National Ocean Industries Association (NOIA) and the Offshore Marine Service Association (OMSA), and is a member of the International Support Vessel Owners’ Association (ISOA). Mr. Hornbeck is the son of Larry D. Hornbeck and serves as a board designee for himself and his brother, Troy A. Hornbeck, in accordance with a stockholders’ agreement.

Carl G. Annessa was appointed Executive Vice President in February 2005. Prior to that time, Mr. Annessa served as our Vice President of Operations beginning September 1997. In February 2002, he was appointed Vice President and Chief Operating Officer. Mr. Annessa is responsible for operational oversight and design and implementation of our vessel construction programs. Prior to joining us, he was employed for 17 years by Tidewater, Inc. in various technical and operational management positions, including management of large fleets of OSVs in the Arabian Gulf, Caribbean and West African markets, and was responsible for the design of several of Tidewater’s vessels. Mr. Annessa was employed for two years by Avondale Shipyards, Inc. as a naval architect before joining Tidewater. Mr. Annessa received a degree in naval architecture and mechanical engineering from the University of Michigan in 1979.

James O. Harp, Jr. was appointed Executive Vice President in February 2005. Before that time, Mr. Harp served as our Vice President and Chief Financial Officer since January 2001. Prior to joining us, Mr. Harp served as Vice President in the Energy Group of RBC Dominion Securities Corporation, an investment banking firm, from August 1999 to January 2001 and as Vice President in the Energy Group of Jefferies & Company, Inc., an investment banking firm, from June 1997 to August 1999. During his investment banking career, Mr. Harp worked extensively with marine-related oil service companies, including as our investment banker in connection with our private placement of common stock in November 2000. From July 1982 to June 1997 he served in a variety of capacities, most recently as Tax Principal, with Arthur Andersen LLP, and had a significant concentration of international clients in the oil service and maritime industries. Since April 1992, he has also served as Treasurer and Director of SEISCO, Inc., a seismic brokerage company.

Samuel A. Giberga was appointed as Senior Vice President in February 2005. Mr. Giberga has also served as General Counsel of Hornbeck Offshore Services, Inc. since January 2004. Prior to joining the Company, Mr. Giberga was engaged in the private practice of law for fourteen years. Mr. Giberga was a partner in the New Orleans based law firm of Correro, Fishman, Haygood, Phelps, Walmsley & Casteix from February 2000 to December 2003 and served as a partner in Rice, Fowler, Kingsmill, Vance & Flint, LLP from March 1996 to February 2000. During his legal career, Mr. Giberga has worked extensively with marine and energy service companies in a variety of contexts with a significant concentration in general business, international and intellectual property matters. He was also a co-founder of Maritime Claims Americas, L.L.C., which operates a network of correspondent offices for marine protection and indemnity associations throughout Latin America. Mr. Giberga also served as an adjunct professor in intellectual property law matters at Loyola University Law School in New Orleans.

Timothy P. McCarthy has served as our Controller since May 2002. Prior to joining us, Mr. McCarthy served in a variety of capacities, most recently as an Audit Manager, in the assurance practice section of the New Orleans office of Arthur Andersen LLP from July 1994 to May 2002. Previously, he served in the foreign joint interest accounting group with Ocean Drilling and Exploration Company. Mr. McCarthy is a certified public accountant.

Larry D. Hornbeck has served as one of our directors since August 2001. An executive with over 30 years’ experience in the OSV business worldwide, Mr. Hornbeck was the founder of the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company with over 100 vessels operating worldwide. From its inception in 1981 until its merger with Tidewater Inc., Mr. Hornbeck served as Chairman of the Board, President and Chief Executive Officer of the original Hornbeck Offshore Services, Inc. Following the merger, Mr. Hornbeck served as a director of Tidewater from March 1996 until October 2000. From 1969 to 1980, Mr. Hornbeck was Chairman, President and Chief Executive Officer of Sealcraft Operators, Inc., a publicly held, specialty service OSV company operating worldwide. Mr. Hornbeck is the father of Todd M. Hornbeck and serves as a board designee for Todd M. Hornbeck and Troy A. Hornbeck, his sons, in accordance with a stockholders’ agreement.

Bruce W. Hunt has served as one of our directors since August 1997 and currently serves as our lead independent director. He has been President of Petrol Marine Corporation since 1988 and President and Director of Petro-Hunt, L.L.C. since 1997, each of which is an energy-related company. Mr. Hunt served as a director of the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, from November 1992 to March 1996.

Steven W. Krablin joined our board of directors in August 2005. From January 1996 until April 2005, Mr. Krablin served as the Senior Vice President and Chief Financial Officer of National Oilwell, Inc. (NYSE:NOI), a major manufacturer and distributor of oil and gas drilling equipment and related services for land and offshore drilling rigs. In March 2005, National Oilwell merged with Varco International, Inc. (NYSE:VRC) to become National Oilwell Varco, Inc. (NYSE:NOV). Prior to 1996, Mr. Krablin served as Senior Vice President and Chief Financial Officer of Enterra Corporation until its merger with Weatherford International. Since November 2004, Mr. Krablin has also served as a director of Penn Virginia Corporation (NYSE:PVA), an energy company engaged in the exploration, acquisition, development and production of crude oil and natural gas. PVA is also the general partner and largest unit holder in Penn Virginia Resource Partners, L.P. (NYSE: PVR), which manages coal properties and related assets and operates a midstream natural gas gathering and processing business. Mr. Krablin is a Certified Public Accountant.

Patricia B. Melcher joined our board of directors in October 2002. Ms. Melcher has served as the President of Allegro Capital Management, Inc., a privately-owned investment company focused on private equity investments in and consulting to energy-related companies, since 1997, and has served as Interim CEO of Petrocom Energy Ltd., a privately held energy trading firm, from October 1, 2003 to April 1, 2004. From 1989 to 1994, she worked for SCF Partners, L.P., an investment fund sponsor specializing in private equity investments in oilfield service companies, and from 1995 to 1997, she served as a board member and advisory board member of its general partner, L. E. Simmons & Associates, Incorporated. From 1986 to 1989, Ms. Melcher worked for Simmons & Company International, an investment banking firm serving the energy industry.

Bernie W. Stewart has served as one of our directors since November 2001 and served as Chairman of the Board from February 2002 to May 2005. Mr. Stewart was Senior Vice President, Operations of R&B Falcon Corporation, a contract drilling company, and President of R&B Falcon Drilling U.S., its domestic operating subsidiary, from May 1999 until R&B Falcon Corporation (NYSE:FLC) merged with Transocean Sedco Forex Inc. (NYSE:RIG) in January 2001. Between April 1996 and May 1999, he served as Chief Operating Officer of R&B Falcon Holdings, Inc. and as its President from January 1998. From 1993 until joining R&B Falcon Holdings, he was Senior Vice President and Chief Operating Officer for the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, where he was responsible for overall supervision of the company’s operations. From 1986 until 1993, he was President of Western Oceanics, Inc., an offshore drilling contractor. Since leaving R&B Falcon Corporation upon its merger with Transocean Sedco Forex, Mr. Stewart has been an independent business consultant. From February 27, 2002 to February 27, 2003, Mr. Stewart advised the company under an advisory services agreement discussed below.

David A. Trice joined our board of directors in October 2002. Mr. Trice has served as the President of Newfield Exploration Company (NYSE:NFX), an independent oil and gas company engaged in the exploration, development and acquisition of crude oil and natural gas properties since May 1999. At Newfield, he has also served as the Chairman of the Board since September 2004, Chief Executive Officer since February 2000 and as a director since 2000. From May 1999 to February 2000, he served as its Chief Operating Officer and from July 1997 to May 1999, he served as its Vice President—Finance and International. Mr. Trice served as the President, Chief Executive Officer and Director of the Huffco Group, an international exploration and production company, from 1991 to July 1997.

Andrew L. Waite has served as one of our directors since November 2000. He was appointed to our board as the designee of SCF-IV, L.P. in accordance with a stockholders’ agreement. Mr. Waite is a Managing Director of L.E. Simmons & Associates, Incorporated and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, an investment banking firm serving the energy industry, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and management positions with the Royal Dutch/Shell Group, an integrated oil and gas company. He currently serves as a director of Oil States International, Inc. (NYSE:OIS), a diversified oilfield equipment and service company.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

The following is a discussion of transactions between our company and its executive officers, directors and stockholders owning more than 5% of our common stock. We believe that the terms of each of these transactions were at least as favorable as could have been obtained in similar transactions with unaffiliated third parties.

Under the terms of a stockholders’ agreement among SCF-IV, L.P., Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and us, Todd and Troy Hornbeck and Cari Investment Company have agreed to vote their shares in favor of SCF-IV, L.P.’s designee to our board, so long as SCF-IV, L.P. owns at least 5% of our outstanding common stock. Under this agreement, SCF-IV, L.P. also agrees to vote its shares in favor of two designees of Todd and Troy Hornbeck and two designees of Cari Investment Company to the board of directors. Cari Investment Company waived SCF-IV, L.P.’s obligation to vote in favor of Cari Investment Company’s board designees, in connection with the resignation of their designees in May 2004. Pursuant to a voting arrangement entered into between SCF-IV, L.P. and us, SCF-IV, L.P. is restricted from voting 269,346 of its shares.

Under the terms of a stockholders’ agreement, Todd and Troy Hornbeck are entitled to require us to file a registration statement under the Securities Act to sell some or all of the shares of our common stock held by them. We are only required to make one such stand-alone registration for Todd and Troy Hornbeck. In addition, holders of a majority of the shares of our common stock issued to the Hornbecks and Cari Investment Company on June 5, 1997 and shares issued with equivalent registration rights to other persons or entities may require us to register some or all of such shares if they have not already been registered and may not then be sold under Rule 144(k) of the Securities Act. Pursuant to a joinder agreement, the William Herbert Hunt Trust Estate may participate in the latter registration rights. Todd and Troy Hornbeck also have the right to include some or all of their shares of common stock in any other registration statement that we file involving our common stock, subject to certain limitations.

Under the terms of a registration rights agreement among the company, SCF-IV, L.P. and certain other stockholders that purchased shares of our common stock in the private placement of our common stock completed in November 2000 (including Larry D. Hornbeck, Todd M. Hornbeck, Carl G. Annessa, James O. Harp, Jr., Paul M. Ordogne and the William Herbert Hunt Trust Estate), such stockholders have the right to include some or all of such shares, and any shares issued in respect of such shares, in any registration statement that we file involving our common stock, subject to certain limitations. Also under this agreement, the holders of a majority of the shares of our common stock issued in the November 2000 private placement are entitled to require us to file a registration statement under the Securities Act to sell some or all of the common stock held by them.

Under the terms of a registration rights agreement among the company and several stockholders that purchased shares of our common stock in a private placement completed in July 2003 (including Larry D. Hornbeck, Patricia B. Melcher, David A. Trice and James O. Harp, Jr.), such stockholders have the right to include some or all of such shares, and any shares issued in respect of such shares, in any registration statement that we file involving our common stock, subject to certain limitations.

Todd M. Hornbeck, Troy A. Hornbeck and Cari Investment Company have agreed to give us notice of and an opportunity to make a competing offer regarding a decision by any of them to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock, other than in compliance with Rule 144 or to an affiliate or family member of the holder. SCF-IV, L.P. has also agreed to give us notice of and an opportunity to make a competing offer regarding a decision by it to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock. SCF-IV, L.P. is further prohibited from transferring any of its shares of our common stock to any person or entity that is a competitor of ours. In addition, certain purchasers that participated in our 2003 private placement agreed to a similar restriction prohibiting the transfer of any of their shares of our common stock to any person or entity that is a competitor of ours.

We have entered into indemnity agreements with each of our executive officers and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our executive officer or director of our company, and otherwise to the fullest extent permitted under Delaware law and our Bylaws. These agreements are in addition to the indemnification provided to our officers and directors under our Bylaws in accordance with Delaware law. We have agreed to indemnify Larry D. Hornbeck for any claims, demands, causes of action and damages that may arise out of the use of the Hornbeck Family Ranch, as described below, and to indemnify Todd M. Hornbeck, our Chairman, President and Chief Executive Officer, for any claims, demands, causes of action and damages that may arise from use of his personal boat for company business purposes.

For the past seven years, Larry D. Hornbeck’s family has personally supported the development of the company by hosting numerous events at the Hornbeck Family Ranch, including constructing at their own expense a hunting lodge and related facilities. The Ranch facilities have been used for functions intended to foster client and vendor relations, management retreats, Board meetings and special company promotional events. These facilities are used by the company without charge. In addition to costs incurred directly by the company for such activities, the company replenishes expendable goods used by company invitees to the facility. The company has provided, and may, from time to time in the future at its own expense and with Larry Hornbeck’s prior approval, provide additional amenities for its representatives and invitees. Certain of these amenities may, by their nature, remain with the property should we ever cease to use the Ranch. We have determined that the use of the Hornbeck Ranch in the past has been beneficial to the company’s business and the Board has acknowledged and supported its continued use.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our voting securities as of September 23, 2005:

•	each person who is known to us to be the beneficial owner of more than 5% of our voting securities;

•	each of our directors; and

•	each of our executive officers and all of our executive officers and directors as a group.

Unless otherwise indicated, each person named below has an address in care of our principal executive offices and has sole power to vote and dispose of the shares of voting securities beneficially owned by them, subject to community property laws where applicable.

Name	Shares of Common Stock Beneficially Owned(†)		Percentage of Common Stock Beneficially Owned(%)
Executive Officers and Directors:
Todd M. Hornbeck	580,924	(1)	2.7
Carl G. Annessa	82,666	(2)	*
James O. Harp, Jr.	50,999	(3)	*
Timothy P. McCarthy	10,900	(4)	*
Samuel A. Giberga	3,633	(5)	*
Bernie W. Stewart	51,247	(6)	*
Larry D. Hornbeck	137,466	(7)	*
Bruce W. Hunt	43,278	(8)	*
Patricia B. Melcher	46,466	(9)	*
David A. Trice	4,466	(9)	*
Andrew L. Waite	16,561	(10)	*
Steven W. Krablin	—		*
All directors and executive officers as a group (12 persons)	1,028,606	(11)	4.9
Other 5% Stockholders:
SCF-IV, L.P.	3,591,008	(12)	17.1
Fidelity Management & Research Company	2,073,900	(13)	9.9
William Herbert Hunt Trust Estate	2,058,391	(14)	9.8
Cari Investment Company	1,410,000	(15)	6.7

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
†	“Beneficial ownership” is a term broadly defined by the Commission in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes more than typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership”, meaning ownership of shares as to which a person has or shares investment or voting power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of September 23, 2005 that such person or group has the right to acquire within 60 days after such date.
(1)	Includes 30,000 shares held by several family trusts for which Todd M. Hornbeck either serves as trustee or holds voting power pursuant to a power of attorney and options to purchase an aggregate of 64,100 shares. Under the terms of a voting arrangement entered into in 2000, Mr. Todd Hornbeck may be deemed to be a beneficial owner of the shares beneficially owned by SCF-IV, L.P., as described in the table above and the related footnotes. Mr. Todd Hornbeck disclaims beneficial ownership of all shares beneficially owned by SCF-IV, L.P.
(2)	Includes options to purchase an aggregate of 52,666 shares of common stock.
(3)	Includes options to purchase an aggregate of 31,999 shares of common stock.
(4)	Includes options to purchase an aggregate of 10,400 shares of common stock.
(5)	Includes options to purchase an aggregate of 3,333 shares of common stock.
(6)	Includes options to purchase an aggregate of 26,772 shares of common stock.
(7)	Includes options to purchase an aggregate of 15,878 shares of common stock.
(8)	Includes options to purchase an aggregate of 25,278 shares of common stock. Mr. Hunt is a representative of the William Herbert Hunt Trust Estate. As such, Mr. Hunt may be deemed to have voting and dispositive power over the shares beneficially owned by the Trust Estate. Mr. Hunt disclaims beneficial ownership of the shares owned by the Trust Estate.

(9)	Includes option to purchase an aggregate of 2,466 shares of common stock.
(10)	Includes options to purchase an aggregate of 15,667 shares of common stock. Mr. Waite serves as Managing Director of L.E. Simmons & Associates, Incorporated, the ultimate general partner of SCF-IV, L.P. Mr. Waite disclaims beneficial ownership of the shares beneficially owned by SCF-IV, L.P. and all shares with respect to which SCF-IV, L.P. has disclaimed beneficial ownership in footnote 13 below.
(11)	Includes options to purchase an aggregate of 251,035 shares of common stock.
(12)	Based on a Form 4 dated September 7, 2005 filed with the SEC to reflect shares beneficially owned by the reporting person as of that date. SCF-IV, L.P. is a limited partnership of which the ultimate general partner is L.E. Simmons & Associates, Incorporated. The Chairman of the Board and President of L.E. Simmons & Associates, Incorporated is Mr. L.E. Simmons. As such, Mr. Simmons may be deemed to have voting and dispositive power over the shares owned by SCF-IV, L.P. The address of Mr. Simmons and SCF-IV, L.P. is 6600 J.P. Morgan Chase Tower, 600 Travis Street, Houston, Texas 77002. Pursuant to a voting arrangement entered into between SCF-IV, L.P. and us in connection with our private placement of common stock completed in October 2001, SCF is restricted from voting 269,346 of those shares. Under the terms of a voting arrangement entered into in 2000, SCF-IV, L.P. may be deemed to be the beneficial owner of the shares beneficially owned by Todd and Troy Hornbeck and the shares beneficially owned by Cari Investment Company, as described in the table above and the related footnotes. SCF-IV, L.P. disclaims beneficial ownership of all shares beneficially owned by Todd and Troy Hornbeck and Cari Investment Company. SCF-IV, L.P. is selling 2,000,000 shares of common stock in this offering. See “Selling Stockholder”.
(13)	Based on a Form 13F filed with the SEC to reflect shares beneficially owned by the reporting person at June 30, 2005. Fidelity Management & Research Company’s address is 82 Devonshire Street, Boston, MA 02109.
(14)	Based on a Schedule 13G dated February 8, 2005 filed with the SEC to reflect shares beneficially owned by the reporting person at December 31, 2004. The Trust Estate’s address is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.
(15)	Based on a Schedule 13G dated February 15, 2005 filed with the SEC to reflect shares beneficially owned by the reporting person at December 31, 2004. Cari Investment Company’s address is 1100 Poydras Street, Suite 2000, New Orleans, Louisiana 70163.

SELLING STOCKHOLDER

The table sets forth the selling stockholder’s beneficial ownership of our common stock as of September 23, 2005 as provided by the selling stockholder. Beneficial ownership includes outstanding common stock and common stock that a person has the right to acquire within 60 days of this prospectus supplement.

	Shares Beneficially Owned Before Offering		Maximum Number of Shares to be Offered	Shares Beneficially Owned After Offering
Name	No.	Percentage of Our Common Stock Outstanding		No.	Percentage of Our Common Stock Outstanding(2)
SCF-IV, L.P.(1)	3,591,008	17.1%	2,000,000	1,591,008	5.9%

(1)	SCF-IV, L.P. is a limited partnership of which the ultimate general partner is L.E. Simmons & Associates, Incorporated. Andrew L. Waite, who has served on our Board of Directors since 2000, serves as a Managing Director of L.E. Simmons & Associates, Incorporated. Mr. Waite has disclaimed beneficial ownership of the shares beneficially owned by SCF-IV, L.P.
(2)	Assumes that the underwriters’ option to purchase an additional 1,215,000 shares of our common stock is not exercised.

Under the terms of a registration rights agreement among the company, SCF-IV, L.P. and certain other stockholders that purchased shares of our common stock in the private placement of our common stock completed in November 2000, such stockholders have the right to include some or all of such shares, and any shares issued in respect of such shares, in any registration statement that we file involving our common stock, subject to certain limitations. We filed a “shelf” registration statement on Form S-3 that was declared effective on September 15, 2005, pursuant to which the company is offering its shares of common stock for sale under this prospectus supplement, and SCF-IV, L.P. has elected to participate in this offering. Under the registration rights agreement, we will pay all expenses incurred with respect to the registration and sale of the selling stockholder’s stock except that the selling stockholder will pay all underwriting fees, discounts and commissions related to any shares sold, as well as certain out-of-pocket expenses incurred directly by the selling stockholder.

UNDERWRITING

We, SCF-IV, L.P. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	2,997,000
Jefferies & Company, Inc.	2,592,000
Lehman Brothers Inc.	607,500
Bear, Stearns & Co. Inc.	607,500
Johnson Rice & Company, L.L.C.	607,500
Simmons & Company International	283,500
Hibernia Southcoast Capital, Inc.	202,500
Pritchard Capital Partners LLC	202,500

Total	8,100,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,215,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,215,000 additional shares.

Paid by Hornbeck Offshore

	No Exercise	Full Exercise
Per Share	$1.591	$1.591
Total	$9,705,100	$11,638,165

Paid by SCF-IV, L.P.

	No Exercise	Full Exercise
Per Share	$1.591	$1.591
Total	$3,182,000	$3,182,000

Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $.9546 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $.1000 per share from the initial price to public. If all of the shares are not sold at the initial price to public, the representatives may change this offering price and the other selling terms.

We, our executive officers and directors, the selling stockholder and certain other stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriters in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA)” except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to Hornbeck Offshore; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus

Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.5 million.

We and the selling stockholder have severally agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. An affiliate of one of the underwriters is a lender under our revolving credit facility and will be repaid with a portion of the net proceeds from this offering. In addition, Goldman, Sachs & Co. served as co-lead and sole book-running manager, and Jefferies & Company, Inc. served as co-lead manager, on the initial public offering of Hornbeck Offshore in March

2004. Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Jefferies & Company, Inc. also served as joint book-running managers in the offering of our existing 6.125% senior notes due 2014. Goldman, Sachs & Co. served as dealer manager for the tender offer and as solicitation agent for the solicitation of consents relating to our then existing 10.625% senior notes due 2008, which was effected in 2004. In addition, Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Jefferies & Company, Inc. are serving as joint book-running managers on a concurrent private offering of $75 million of our 6.125% senior notes due 2014.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement will be passed upon for us by Winstead Sechrest & Minick P.C., Houston, Texas. R. Clyde Parker, Jr., a shareholder in Winstead Sechrest & Minick P.C., is a nonvoting, advisory director appointed by our board of directors, owns 60,400 shares of our common stock and has options to acquire 24,125 shares of our common stock. Certain legal matters in connection with this offering will be passed on for the underwriters by Vinson & Elkins L.L.P., Houston, Texas, and for the selling stockholder by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Hornbeck Offshore Services, Inc. appearing in this prospectus supplement and incorporated in this prospectus supplement by reference to the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2004 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is incorporated by reference herein, and have been included herein and so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, under which we file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy this information at the following location of the Commission at prescribed rates at Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at (800) 732-0330 for further information about the Public Reference Room. In addition, our reports and other information concerning us can be inspected at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our common stock is listed.

The Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the Commission. The address of that website is www.sec.gov. Commission filings may also be accessed free of charge through our Internet website at www.hornbeckoffshore.com (click on “Investors” and then “SEC Filings”). Information contained on our website, other than documents specifically incorporated by reference into this prospectus supplement is not intended to be incorporated by reference into this prospectus supplement, and you should not consider that information as part of this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus supplement certain information that we file with the Commission, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the Commission (excluding such documents or portions thereof that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules and regulations). These documents contain important information about us and our finances.

Commission Filings (No. 001-32108)	Period
Annual Report on Form 10-K	Year Ended December 31, 2004 (as amended by Amendment No. 1 on Form 10-K/A filed on August 11, 2005)

Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2005 (as amended by Amendment No. 1 on Form 10-Q/A filed on August 11, 2005) and June 30, 2005

Current Reports on Form 8-K	Filed on January 21, 2005, February 8, 2005, February 25, 2005, March 18, 2005, May 4, 2005, May 5, 2005, July 22, 2005, August 5, 2005, August 31, 2005, September 6, 2005 and September 26, 2005

Registration Statement on Form 8-A/A	Filed on September 3, 2004, and any future amendment or report updating that description

All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding such documents or portions thereof that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules and regulations) from the date of this prospectus supplement and prior to the termination of the offering of the securities under this prospectus supplement shall also be deemed to be incorporated herein by reference. Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus supplement. Requests for such copies should be directed to James O. Harp, Jr., Executive Vice President and Chief Financial Officer, Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, by mail, or if by telephone at (985) 727-2000. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement.

INDEX TO FINANCIAL STATEMENT S

Page
CONSOLIDATED FINANCIAL STATEMENTS OF HORNBECK OFFSHORE SERVICES, INC.:

Report of Independent Registered Public Accounting Firm	S-92

Consolidated Balance Sheets as of December 31, 2003 and 2004 and June 30, 2005 (unaudited)	S-93

Consolidated Statements of Operations for each of the Three Years in the Period Ended December 31, 2004 and the Six Months Ended June 30, 2004 and 2005 (unaudited)	S-94

Consolidated Statements of Changes in Stockholders’ Equity for each of the Three Years in the Period Ended December 31, 2004 and the Six Months Ended June 30, 2005 (unaudited)	S-95

Consolidated Statements of Cash Flows for each of the Three Years in the Period Ended December 31, 2004 and the Six Months Ended June 30, 2004 and 2005 (unaudited)	S-96

Notes to Consolidated Financial Statements	S-97

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Hornbeck Offshore Services, Inc.

We have audited the accompanying consolidated balance sheets of Hornbeck Offshore Services, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hornbeck Offshore Services, Inc. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

New Orleans, Louisiana

February 18, 2005

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,		June 30, 2005
	2003	2004
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$12,899	$54,301	$12,443
Accounts receivable, net of allowance for doubtful accounts of $454, $407 and $311, respectively	16,544	22,028	24,534
Prepaid insurance	291	530	4,443
Property taxes receivable	2,144	2,936	2,880
Other current assets	1,661	1,934	2,461

Total current assets	33,539	81,729	46,761

Property, plant and equipment, net	316,715	361,219	422,363
Goodwill, net	2,628	2,628	2,628
Deferred charges, net	12,316	14,863	15,096
Other assets	44	132	221

Total assets	$365,242	$460,571	$487,069

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,884	$4,845	$8,961
Accrued interest	7,799	2,391	1,282
Accrued payroll and benefits	3,911	3,991	5,747
Deferred revenue	—	1,723	1,949
Current portion of long-term debt, net of original issue discount of $0, $97 and 0, respectively	—	15,449	—
Other accrued liabilities	247	774	990

Total current liabilities	15,841	29,173	18,929

Revolving credit facility	40,000	—	16,000
Long-term debt, net of original issue discount of $2,323, $0 and $0, respectively	172,677	225,000	225,000
Deferred tax liabilities, net	23,567	22,247	29,438
Other liabilities	762	1,247	982

Total liabilities	252,847	277,667	290,349

Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—	—
Common stock: $0.01 par value; 100,000 shares authorized; 14,528, 20,822 and 20,875 shares issued and outstanding, respectively	145	208	209
Additional paid-in capital	90,351	163,264	164,109
Retained earnings	21,883	19,400	32,361
Accumulated other comprehensive income	16	32	41

Total stockholders’ equity	112,395	182,904	196,720

Total liabilities and stockholders’ equity	$365,242	$460,571	$487,069

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Revenues	$92,585	$110,813	$132,261	$61,635	$78,986
Costs and expenses:
Operating expenses	36,337	46,805	58,520	28,047	31,468
Depreciation	10,351	14,393	17,408	8,556	9,211
Amortization	1,945	3,197	5,727	2,271	3,396
General and administrative expenses	9,681	10,731	14,759	6,292	8,571

	58,314	75,126	96,414	45,166	52,646

Operating income	34,271	35,687	35,847	16,469	26,340
Other income (expense):
Loss on early extinguishment of debt	—	—	(22,443)	—	(1,698)
Gain on sale of assets	—	—	—	—	1,072
Interest income	667	178	356	106	243
Interest expense	(16,207)	(18,523)	(17,698)	(9,801)	(5,438)

	(15,540)	(18,345)	(39,785)	(9,695)	(5,821)
Other income (expense), net	55	706	135	(6)	57

	(15,485)	(17,639)	(39,650)	(9,701)	(5,764)

Income (loss) before income taxes	18,786	18,048	(3,803)	6,768	20,576
Income tax expense (benefit)	7,139	6,858	(1,320)	2,500	7,615

Net income (loss)	$11,647	$11,190	$(2,483)	$4,268	$12,961

Basic earnings (loss) per common share	$0.96	$0.84	$(0.13)	$0.24	$0.62

Diluted earnings (loss) per common share	$0.94	$0.82	$(0.13)	$0.23	$0.61

Weighted average basic shares outstanding	12,098	13,397	19,330	17,838	20,839

Weighted average diluted shares outstanding	12,428	13,604	19,330	18,317	21,274

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2002	12,054	$120	$60,700	$(954)	$—	$59,866
Shares issued	75	1	412	—	—	413
Net income	—	—	—	11,647	—	11,647
Repurchase and retirement of shares	(7)	—	(50)	—	—	(50)

Balance at December 31, 2002	12,122	$121	$61,062	$10,693	$—	$71,876
Private placement of common stock	2,400	24	29,243	—	—	29,267
Other shares issued	6	—	46	—	—	46
Comprehensive income:
Net income	—	—	—	11,190	—	11,190
Foreign currency translation	—	—	—	—	16	16

Total comprehensive income						11,206

Balance at December 31, 2003	14,528	$145	$90,351	$21,883	$16	$112,395
Initial public offering of common stock	6,126	61	71,743	—	—	71,804
Other shares issued	168	2	1,170	—	—	1,172
Comprehensive income:
Net loss	—	—	—	(2,483)	—	(2,483)
Foreign currency translation	—	—	—	—	16	16

Total comprehensive income						(2,467)

Balance at December 31, 2004	20,822	$208	$163,264	$19,400	$32	$182,904
Other shares issued	53	1	845	—	—	846
Comprehensive income:
Net income	—	—	—	12,961	—	12,961
Foreign currency translation	—	—	—	—	9	9

Total comprehensive income						12,970

Balance at June 30, 2005 (unaudited)	20,875	$209	$164,109	$32,361	$41	$196,720

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$11,647	$11,190	$(2,483)	$4,268	$12,961
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	10,351	14,393	17,408	8,557	9,211
Amortization	1,945	3,197	5,727	2,270	3,396
Provision for bad debts	336	56	(47)	(67)	(96)
Deferred tax expense (benefit)	7,139	6,858	(1,320)	2,500	7,615
Gain on sale of assets	(32)	(712)	(65)	—	(1,072)
Equity in income from investment	(27)	(17)	(87)	—	(68)
Loss on early extinguishment of debt	—	—	22,443	—	1,698
Amortization of financing costs	1,455	1,531	1,532	791	366
Changes in operating assets and liabilities:
Accounts receivable	(3,926)	(2,297)	(5,437)	343	(2,360)
Prepaid insurance and other current assets	69	(1,338)	(1,305)	(290)	(4,455)
Deferred drydock charges and other assets	(4,389)	(6,397)	(12,965)	(4,523)	(3,687)
Accounts payable	(295)	(1,627)	1,130	875	4,117
Accrued liabilities and other liabilities	1,095	610	2,226	(1,812)	1,933
Accrued interest	(413)	52	(5,352)	(5)	(1,109)

Net cash provided by operating activities	24,955	25,499	21,405	12,907	28,450
CASH FLOWS FROM INVESTING ACTIVITIES:
Construction of new vessels	(48,359)	(38,047)	(41,624)	(20,967)	(30,955)
Acquisition of vessels	—	(55,400)	(10,000)	(10,000)	(29,965)
Conversion and retrofit of vessels	—	—	—	—	(6,644)
Proceeds from sale of vessels	315	1,650	—	—	2,041
Capital expenditures	(7,727)	(6,369)	(9,754)	(4,340)	(3,870)

Net cash used in investing activities	(55,771)	(98,166)	(61,378)	(35,307)	(69,393)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of senior notes	—	—	225,000	—	—
Repayment of 10 5/8% senior notes	—	—	(159,454)	—	(15,546)
Redemption premium on retirement of debt	—	—	—	—	(1,436)
Payments for bond refinancing costs	—	—	(21,006)	—	—
Net proceeds from (payments on) borrowings under revolving credit facility	—	40,000	(40,000)	(40,000)	16,000
Proceeds from borrowings under other debt agreements	60	1,656	—	—	—
Payments on borrowings under other debt agreements	(453)	(1,488)	—	—	—
Deferred financing costs	(129)	(159)	3,842	(96)	(363)
Gross proceeds from initial public offering	—	—	79,643	79,643	—
Payments for initial public offering costs	—	—	(7,839)	(7,441)	—
Repurchase of shares	(50)	—	—	—	—
Net cash proceeds from other shares issued	413	23,313	1,172	1,119	421

Net cash provided by (used in) financing activities	(159)	63,322	81,358	33,225	(924)

Effects of exchange rate changes on cash	—	16	16	10	9

Net increase (decrease) in cash and cash equivalents	(30,975)	(9,329)	41,402	10,835	(41,858)
Cash and cash equivalents at beginning of period	53,203	22,228	12,899	12,899	54,301

Cash and cash equivalents at end of period	$22,228	$12,899	$54,301	$23,734	$12,443

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Interest paid	$19,075	$19,718	$24,023	$10,308	$8,202

Income taxes paid	$65	$—	$—	$—	$—

NONCASH FINANCING ACTIVITIES:
Issuance of common stock to partially fund the purchase of offshore supply vessels	$—	$6,000	$—	$—	$—

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Formation

Hornbeck Offshore Services, Inc. (or the Company) was incorporated in the state of Delaware in 1997. The Company wholly owns Hornbeck Offshore Transportation (HOT), Hornbeck Offshore Services (HOS), HOS-IV (HOS-IV), Hornbeck Offshore Operators (HOO), Energy Services Puerto Rico (ESPR), Hornbeck Offshore Trinidad & Tobago (HOTT), and Hornbeck Offshore Military Ventures (HOMV), each of which are limited liability companies (or LLCs). The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Nature of Operations

HOS, HOTT and HOS-IV operate offshore supply vessels (OSVs) to provide support and specialty services to the offshore oil and gas exploration and production industry, primarily in the U.S. Gulf of Mexico and select international markets. In two separate acquisitions, on June 26, 2003 and August 8, 2003, a wholly-owned subsidiary of the Company, HOS-IV, acquired a total of six new generation OSVs from Candy Marine Investment Corporation (see Note 15). HOT operates ocean-going tugs and tank barges that provide transportation of petroleum products. HOO is a service subsidiary that provides administrative and personnel support to the other subsidiaries. ESPR provides administrative and personnel support to vessels operating in Puerto Rico. HOMV is an inactive company.

During 2002, the Company obtained a 49% interest in Hornbeck Offshore Trinidad & Tobago Limited (HOTT-Ltd). HOTT-Ltd is a vessel crewing and management services company established to support the Company’s Trinidad & Tobago-based operations. The 49% interest owned by the Company is being recorded using the equity method. The Company’s equity in income from investments is not material.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company charters its OSVs to clients under time charters based on a daily rate of hire and recognizes revenue as earned on a daily basis during the contract period of the specific vessel.

The Company contracts its tank barges to clients primarily under contracts of affreightment, under which revenue is recognized based on the number of days incurred for the voyage as a percentage of total estimated days applied to total estimated revenues. Voyage related costs are expensed as incurred. Substantially all voyages under these contracts are less than 10 days in length. The Company also contracts certain of its tank barges under time charters based on a daily rate of hire. Revenue is recognized on such contracts as earned on a daily basis during the contract period of the specific vessel.

Deferred revenue represents payments received from customers in advance of vessels commencing time charters.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments in money market funds, deposits and investments available for current use with an initial maturity of three months or less.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method based on the estimated useful lives of the related assets. Major modifications and improvements, which extend the useful life of the vessel, are capitalized and amortized over the remaining useful life of the vessel. Gains and losses from retirements or other dispositions are recognized as incurred.

The estimated useful lives by classification are as follows:

Tugs	14-25 years
Tank barges	3-25 years
Offshore supply vessels	20-25 years
Non-vessel related property, plant and equipment	5-10 years

All of the Company’s single-hulled tank barges have estimated useful lives based on their classification under the Oil Pollution Act of 1990 and three of such barges were retired from service at December 31, 2004. The Company’s double-hulled tank barges have an estimated useful life of 25 years.

Deferred Charges

The Company’s tugs, tank barges, and OSVs are required by regulation to be recertified after certain periods of time. The Company defers the drydocking expenditures incurred due to regulatory marine inspections and amortizes the costs on a straight-line basis over the period to be benefited from such improvements (generally 30 or 60 months). Financing charges are amortized over the term of the related debt using the interest method.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The provision for income taxes includes provisions for federal, state and foreign income taxes.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

Customers are primarily major and independent, domestic and international, oil and oil service companies. The Company’s customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company usually does not require collateral. The Company provides an estimate for uncollectible accounts based primarily on management’s judgment. Management uses historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. The Company’s historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customer’s balances are deemed uncollectible.

The following table represents the allowance for doubtful accounts (in thousands):

	December 31,			June 30, 2005
	2002	2003	2004
				(Unaudited)
Balance, beginning of year	$133	$469	$454	$407
Changes to provision	336	56	(47)	(96)
Write off of uncollectible accounts	—	(71)	—	—

Balance, end of year	$469	$454	$407	$311

Property taxes receivable represents assessed property taxes on the Company’s vessels by local municipalities that are refunded upon the filing of state tax returns.

Goodwill

Goodwill reflects the excess of cost over the estimated fair value of the net assets acquired. Fair value is determined based on discounted cash flow or appraised values, as appropriate. The Company has performed goodwill impairment reviews by reporting unit based on a fair value concept as required by Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, using a multiple of earnings before interest, depreciation, taxes and amortization (EBITDA) and earnings. Such fair value calculations have not resulted in the impairment of goodwill.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As provided for under SFAS 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” For all periods presented, the Company has used the intrinsic value method, in which compensation cost for stock options, if any, is measured as the excess of the estimated fair value market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. Refer to Recent Accounting Pronouncements below.

Impairment of Long-Lived Assets

When events or circumstances indicate that the carrying amount of long-lived assets to be held and used or intangible assets might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow or appraised values, as appropriate.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). SFAS 123R supersedes Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Note 8 to the Company’s consolidated financial statements. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized for such excess tax deductions was $0.4 million in 2004 and $0.3 million for the six months ended June 30, 2005. On April 14, 2005, the Securities and Exchange Commission, or SEC, announced amended compliance dates for SFAS 123R. The SEC previously required companies to adopt this standard no later than July 1, 2005, but the new rule allows companies to implement SFAS 123R at the beginning of their next fiscal year, that begins after June 15, 2005. We will not be required to comply with SFAS 123R until the quarter ended March 31, 2006 and we do not currently intend to adopt this standard prior to such time.

3. Earnings Per Share and Reverse Stock Split

Basic earnings (loss) per common share was calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share was calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year plus the effect of dilutive stock options. Weighted average number of common shares outstanding was calculated by using the sum of the shares determined on a daily basis divided by the number of days in the period. The table below reconciles the company’s earnings (loss) per share (in thousands, except for per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Net income (loss)	$11,647	$11,190	$(2,483)	$4,268	$12,961

Weighted average number of shares of common stock outstanding	12,098	13,397	19,330	17,838	20,839
Add: Net effect of dilutive stock options (1) (2)	330	207	—	479	435

Adjusted weighted average number of shares of common stock outstanding	12,428	13,604	19,330	18,317	21,274

Earnings (loss) per common share:
Basic	$0.96	$0.84	$(0.13)	$0.24	$0.62

Diluted	$0.94	$0.82	$(0.13)	$0.23	$0.61

(1)	At December 31, 2004, stock options representing rights to acquire 273 shares of common stock were excluded from the calculation of diluted earnings per share because the effect was antidilutive. Stock options are antidilutive when the exercise price of the options is greater than the average market price of the common stock for the period or when the results from operations are a net loss.
(2)	Stock options representing rights to acquire 377 shares of common stock for the six months ended June 30, 2004 and 4 shares of common stock for the six months ended June 30, 2005, respectively, were excluded from the calculation of diluted earnings per share, because the effect was antidilutive. Stock options are antidilutive when the exercise price of the options is greater than the average market price of the common stock for the period.

On March 5, 2004, the Company effected a 1-for-2.5 reverse stock split of its common stock that caused the number of outstanding shares to decrease from approximately 36.3 million to 14.5 million. For all periods, the share amounts and per share data reflected throughout these financial statements have been adjusted to give effect to the reverse stock split. Basic and diluted earnings per common share are each calculated based on the weighted average number of shares outstanding during the periods adjusted for the effect of the reverse stock split.

4. Defined Contribution Plan

The Company offers a 401(k) plan to all full time employees. Employees must be at least twenty-one years of age and have completed three months of service to be eligible for participation. Participants may elect to defer up to 60% of their compensation, subject to certain statutorily established limits. The Company may elect to make annual matching and/or profit sharing contributions to the plan. During the years ended December 31, 2002, 2003 and

2004, and for the periods ended June 30, 2004 and 2005, the Company made contributions of approximately $0.1 million, $0.1 million, $0.5 million, $0.2 million and $0.3 million, respectively.

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,		June 30, 2005
	2003	2004
			(Unaudited)
Tugs	$28,876	$30,036	$39,034
Tank barges	37,121	40,663	55,896
Offshore supply vessels	265,729	287,222	318,741
Construction in progress	20,319	53,232	62,454
Non-vessel related property, plant and equipment	3,382	6,170	8,718
Less: Accumulated depreciation	(38,712)	(56,104)	(62,480)

	$316,715	$361,219	$422,363

Interest expense of approximately $3.9 million, $2.7 million and $3.0 million was capitalized for the years ended December 31, 2002, 2003 and 2004, respectively. Capitalized interest for the six months ended June 30, 2005 was $2.1 million

6. Long-Term Debt

Senior Notes

On July 24, 2001, the Company issued $175 million in aggregate principal amount of 10.625% senior notes, or old senior notes. The Company realized net proceeds of approximately $165 million, a substantial portion of which was used to repay and fully extinguish all of the Company’s then-existing credit facilities. The old senior notes were due to mature on August 1, 2008 and required semi-annual interest payments at an annual rate of 10.625% on February 1 and August 1 of each year until maturity. The effective interest rate on the old senior notes was 11.18%. No principal payments were due until maturity. On November 3, 2004, the Company commenced a cash tender offer for all of the old senior notes. Old senior notes totaling approximately $159.5 million, or 91% of the notes outstanding, were validly tendered during the designated tender period and repurchased. The remaining $15.5 million of old senior notes were redeemed on January 14, 2005. A loss on early extinguishment of debt for the old senior notes of approximately $22.4 million was recorded during 2004 and includes the tender offer costs, an allocable portion of the write off of unamortized financing costs and original issue discount, and a bond redemption premium. A loss on early extinguishment of debt of approximately $1.7 million will be recorded for the first quarter 2005 for those costs allocable to the $15.5 million of old senior notes redeemed on January 14, 2005.

On November 23, 2004, the Company issued $225 million in aggregate principal amount of 6.125% senior notes, or new senior notes. The net proceeds to the Company from the offering were approximately $219 million, net of estimated transaction costs. The Company used $181 million of proceeds to repurchase approximately 91% of the old senior notes pursuant to its tender offer. The $181 million comprised the total consideration paid for the old senior notes tendered, including related accrued interest and consent fees. The residual proceeds were available to redeem the remaining 9% of old senior notes and for general corporate purposes, which may include funding for the acquisition, construction or retrofit of vessels. The new senior notes mature on December 1, 2014 and require semi-annual interest payments at an annual rate of 6.125% on June 1 and December 1 of each year until maturity. The effective interest rate on the new senior notes is 6.38%. No principal payments are due until maturity. The new senior notes are unsecured senior obligations and rank equally in right of payment with other existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness incurred by the Company in the future. The Company’s new senior notes are guaranteed by certain of its subsidiaries. The guarantees are full and unconditional, joint and several, and any subsidiaries that are not guarantors are minor as defined in the Securities and Exchange Commission regulations. Hornbeck Offshore Services, Inc., as the parent company issuer of the new senior notes, has no independent assets or operations. There are no significant restrictions on the Company’s ability or the ability of any guarantor to obtain funds from its subsidiaries by such means as a dividend or loan, except for certain restrictions contained in the Company’s revolving credit facility restricting the payment of dividends by two subsidiaries to the parent. The Company may, at its option, redeem all or part of the new senior notes from time to time at specified redemption prices and subject to certain conditions required by the indenture. The Company is permitted under the terms of the indenture to incur additional indebtedness in the future, provided that certain financial conditions set forth in the indenture are satisfied by the Company.

In February 2005, the Company commenced a registered exchange offer to exchange its 6.125% senior notes due December 1, 2014, which were initially sold pursuant to exemptions under the Securities Act of 1933, or Securities Act, for 6.125% senior notes with substantially the same terms, except that the issuance of the senior notes issued in the exchange offer were registered under the Securities Act. Both series of senior notes were issued under and are entitled to the benefits of the same indenture. The exchange offer was completed on March 7, 2005.

Revolving Credit Facility

Effective February 13, 2004, the Company amended and restated its senior secured revolving credit facility to increase its size to $100 million and extend its maturity. The borrowing base remains unchanged at $60 million. The revolving credit facility now matures on February 13, 2009. Pursuant to the indenture governing the 6.125% senior notes, unless the Company meets a specified consolidated interest coverage ratio test, the level of permitted borrowings under this facility is limited to the greater of $75 million or 20% of the Company’s consolidated net tangible assets determined as of the end of the Company’s most recently completed fiscal quarter for which internal financial statements are available. Borrowings under the revolving credit facility accrue interest, at the Company’s option, at either (1) the prime rate announced by Citibank, N.A. in New York, plus a margin of up to 1.0%, or (2) the London Interbank Offered Rate, plus a margin of 1.5% to 3.5%. Unused commitment fees are payable quarterly at the annual rate of one-quarter to one-half of one percent on the revolving credit facility, based on the leverage ratio defined by the agreement. As of December 31, 2004, the Company had no outstanding balance under the revolving credit facility, and as of June 30, 2005, the Company had a balance outstanding of $16 million and $44 million of additional credit immediately available thereunder. As of June 30, 2005, seven OSVs and four ocean-going tugs and associated personally collateralized the revolving credit facility.

The revolving credit facility and indenture impose certain operating and financial restrictions on the Company. Such restrictions affect, and in many cases limit or prohibit, among other things, the Company’s ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments.

As of the dates indicated, the Company had the following outstanding long-term debt (in thousands):

	December 31,
	2003	2004
Revolving credit facility	$40,000	$—
10.625% senior notes due 2008, net of original issue discount of $2,323 and $97, respectively	172,677	15,449
6.125% senior notes due 2014	—	225,000

	212,677	240,449
Less current maturities	—	15,449

	$212,677	$225,000

Annual maturities of debt during each year ending December 31, are as follows (in thousands):

2005	$15,449
2006	—
2007	—
2008	—
2009	—
Thereafter	225,000

$240,449

7. Stockholders’ Equity

Preferred Stock

The Company’s certificate of incorporation authorizes 5.0 million shares of preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company’s shareholders.

Stockholder Rights Plan

On June 18, 2003, the Company’s Board of Directors implemented a stockholder rights plan, as amended on March 5, 2004 and September 3, 2004, declaring a dividend of one right for each outstanding share of common stock to stockholders of record on June 18, 2003. One right will also attach to each share of common stock issued after June 28, 2003. The rights become exercisable, and transferable apart from the Company’s common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 10% or more of the Company’s common stock.

The rights have anti-takeover effects, causing substantial dilution to a person or group who attempts to acquire the Company without the approval of the Board of Directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s stockholders. Because the Board of Directors can redeem the rights or approve certain offers, the rights should not interfere with any merger or other business combination approved by the Company’s Board of Directors.

Private Placement of Common Stock

In May 2003, the Company commenced a private placement of its common stock to accredited investors to raise gross proceeds of approximately $30 million, including $6 million of common stock, or 0.5 million shares, issued to the seller as partial consideration for the June 26, 2003 acquisition of five deepwater OSVs. The private placement was completed in July 2003 with 1.9 million shares distributed for gross cash proceeds of approximately $24 million. Costs incurred for the private placement were approximately $0.7 million and were recorded as a reduction of additional paid-in capital.

Initial Public Offering

On March 31, 2004, the Company completed an initial public offering of 6 million shares of its common stock at $13.00 per share, for total gross proceeds of approximately $78 million. On April 28, 2004, the Company issued an additional 0.1 million shares of its common stock pursuant to the exercise by the underwriters of the initial public offering of an option to purchase additional shares, which resulted in incremental gross proceeds to the Company of approximately $1.6 million. The Company used the net proceeds of the aggregate offering of approximately $73 million to repay the $40 million balance then-outstanding under its revolving credit facility on March 31, 2004 and, from March 31, 2004 to December 31, 2004, used approximately $33 million of the net proceeds to fund expenditures related to its tank barge new build program, the acquisition and retrofit of two ocean-going tugs, the acquisition of one fast supply vessel, and for general corporate purposes. The Company’s shares of common stock trade on the New York Stock Exchange under the symbol “HOS”.

8. Incentive Compensation Plan

SFAS No. 123 “Accounting for Stock-Based Compensation” established financial accounting and reporting standards for stock-based compensation plans. The Company’s incentive compensation plan includes all arrangements by which employees and directors receive shares of stock or other equity instruments of the Company, or the Company incurs liabilities to employees or directors in amounts based on the price of the stock. SFAS 123 defines a fair-value-based method of accounting for stock-based compensation. However, SFAS 123 also allows an entity to continue to measure stock-based compensation cost using the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Entities electing to retain the accounting prescribed in APB 25 must make pro forma disclosures of net income assuming dilution as if the fair-value-based method of accounting defined in SFAS 123 had been applied. The Company retained the provisions of APB 25 for expense recognition purposes. Under APB 25, where the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company established an incentive compensation plan which provides the Company with the ability to grant options for a maximum of 3.5 million shares of common stock. The purchase price of the stock subject to each option is determined by the Board of Directors of the Company and cannot be less than the fair market value of the stock at the date of grant. During 2002, 2003 and 2004, options for approximately 45,000, 6,000 and 168,000 shares, respectively, were exercised. All options granted expire five to ten years after the date of grant, have an exercise price equal to or greater than the estimated market price of the Company’s stock at the date of grant and vest over a two- to four-year period.

The following summarizes the option activity in the plan during 2002, 2003 and 2004 (in thousands, except for per share data):

	2002		2003		2004
	Number of Options Outstanding	Average Price Per Share	Number of Options Outstanding	Average Price Per Share	Number of Options Outstanding	Average Price Per Share
Outstanding, beginning of year	696	$6.28	773	$6.40	925	$7.45
Granted	133	6.63	209	11.30	380	13.88
Exercised	(45)	4.88	(6)	6.63	(168)	6.55
Cancelled	(11)	6.63	(51)	7.15	(19)	9.96

Outstanding, end of year	773	$6.40	925	$7.45	1,118	$9.73

Exercisable, end of year	363		455		572

Weighted-average fair value of options granted during the year		$2.10		$3.55		$4.60

The following is a summary of outstanding stock options at December 31, 2004 (in thousands, except for years and per share data):

	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of exercise prices:
$ 4.63 to $ 6.63	550	6.19	$6.35	508	$6.33
$11.20 to $13.83	558	8.83	12.93	64	11.29
$15.80 to $19.30	10	9.78	16.81	—	—

Total	1,118	7.54	9.73	572	6.88

If compensation cost for the Company’s stock options had been determined based on the fair value at the grant date consistent with the method under SFAS 123, the Company’s net income (loss) for the years ended December 31, 2002, 2003 and 2004 would have been as indicated below (in thousands, except per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Net income (loss):
As reported	$11,647	$11,190	$(2,483)	$4,268	$12,961
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(217)	(281)	(671)	(424)	(540)

Pro forma	$11,430	$10,909	$(3,154)	$3,844	$12,421

Basic earnings (loss) per common share:
As reported	$0.96	$0.84	$(0.13)	$0.24	$0.62
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(0.02)	(0.02)	(0.03)	(0.02)	(0.03)

Pro forma	$0.94	$0.82	$(0.16)	$0.22	0.59

Diluted earnings (loss) per common share:
As reported	$0.94	$0.82	$(0.13)	$0.23	$0.61
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(0.02)	(0.02)	(0.03)	(0.02)	(0.03)

Pro forma	$0.92	$0.80	$(0.16)	$(0.21)	$0.58

The fair value of the options granted under the Company’s stock option plan during each of the three years ended December 31, 2002, 2003 and 2004, was estimated using the Black-Scholes pricing model using the minimum value method whereby volatility is not considered. The other assumptions used were: an average interest rate of 3.83%, 3.84%, 4.05%,4.29% and 3.94% for the three years ended December 31, 2004 and six months ended June 30, 2004 and 2005, respectively, and an expected life of five to seven years with no expected dividends for each year or period.

9. Income Taxes

The net long-term deferred tax liabilities in the accompanying consolidated balance sheets include the following components (in thousands):

	December 31,
	2003	2004
Deferred tax liabilities:
Fixed assets	$34,927	$53,606
Deferred charges and other liabilities	2,406	3,451

Total deferred tax liabilities	37,333	57,057
Deferred tax assets:
Net operating loss carryforwards	(13,666)	(34,708)
Allowance for doubtful accounts	(165)	(148)
Other	(30)	(49)

Total deferred tax assets	(13,861)	(34,905)
Valuation allowance	95	95

Total deferred tax liabilities, net	$23,567	$22,247

The components of the income tax expense (benefit) follow (in thousands):

	Year Ended December 31,
	2002	2003	2004
Current tax expense	$—	$—	$—
Deferred tax expense (benefit)	7,139	6,858	(1,320)

Total	$7,139	$6,858	$(1,320)

At December 31, 2004, the Company had federal tax net operating loss carryforwards of approximately $95 million. The carryforward benefit from the federal tax net operating loss carryforwards begins to expire in 2018. The Company has a state tax net operating loss carryforward of approximately $1.5 million related to one state tax jurisdiction. This carryforward can only be utilized if the Company generates taxable income in the appropriate tax jurisdiction. A valuation allowance of approximately $0.1 million has been established to fully offset the deferred tax asset related to the state tax jurisdiction.

The following table reconciles the difference between the Company’s income tax provision calculated at the federal statutory rate and the actual income tax provision (in thousands):

	Year Ended December 31,
	2002	2003	2004
Statutory rate	$6,575	$6,317	$(1,331)
State taxes	275	235	(49)
Non-deductible expense	95	47	57
Foreign taxes and other	194	259	3

	$7,139	$6,858	$(1,320)

10. Commitments and Contingencies

Vessel Construction

At December 31, 2004, the Company was committed under vessel construction contacts with two shipyards for the total of five double-hulled tank barges—two 135,000-barrel barges and three 110,000-barrel barges. As of December 31, 2004, the remaining amount expected to be incurred to complete construction with respect to the five barges was approximately $53.2 million. The Company is obligated under the terms of these contracts to remit funds to the shipyards based on vessel construction milestones, which are subject to change during vessel construction.

Operating Leases

The Company is obligated under certain operating leases for marine vessels, office space and vehicles. The Covington facility lease, which commenced on September 1, 2003, provides for an initial term of five years with two five-year renewal options. The Brooklyn facility lease, which expires on March 31, 2006, provides for an initial term of five years with five one-year renewal options.

Future minimum payments under noncancelable leases for years subsequent to 2004 follow (in thousands):

Year Ended December 31,
2005	$1,074
2006	446
2007	351
2008	259
2009	—

$2,130

In addition, the Company leases marine vessels used in its operations under month-to-month operating lease agreements. Total rent expense related to leases was approximately $1.6 million; $1.0 million and $1.7 million during the years ended December 31, 2002, 2003 and 2004, respectively.

Contingencies

In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

11. Deferred Charges

Deferred charges include the following (in thousands):

	Year Ended December 31,			June 30, 2005
	2002	2003	2004
				(Unaudited)
Deferred financing costs, net of accumulated amortization of $1,549, $2,702, $7,487 and $694 respectively	$6,019	$5,019	$5,616	$5,735
Deferred drydocking costs, net of accumulated amortization of $4,352, $5,330, $6,557 and $7,416 respectively	3,261	6,175	8,978	9,089
Deferred equity offering costs and other	833	1,122	269	272

Total	$10,113	$12,316	$14,863	$15,096

12. Related Party Transactions

During 2003 and 2004, the Company was committed under vessel construction contracts to construct OSVs and double-hulled tank barges, and during 2002, to construct OSVs with a shipyard affiliated with a former member of the Company’s Board of Directors. The Company incurred approximately $21.1 million, $25.2 million, and $16.3 million, respectively, of construction costs related to such vessels.

During 2004 the Company recorded approximately $0.8 million of OSV revenue and had receivables of approximately $0.3 million as of December 31, 2004 from a customer, of which a member of the Company’s Board of Directors is Chairman of the Board of Directors, Chief Executive Officer and President.

13. Major Customers

In the years ended December 31, 2002, 2003 and 2004, revenues from the following customers exceeded 10% of total revenues:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Customer A (1)	11%	—	—	—	—
Customer B (2)	24%	23%	22%	27%	21%

(1)	Offshore supply vessel segment.
(2)	Tug and tank barge segment.

14. Segment Information

The Company provides marine transportation services through two business segments. The Company operates new generation offshore supply vessels in the U.S. Gulf of Mexico, Trinidad and Mexico through its offshore supply vessel segment. The offshore supply vessels principally support complex exploration and production projects by transporting cargo to offshore drilling rigs and production facilities and provide support for specialty services. The tug and tank barge segment primarily operates ocean-going tugs and tank barges in the northeastern United States and in Puerto Rico. The ocean-going tugs and tank barges provide coastwise transportation of refined and bunker grade petroleum products from one port to another. The following shows reportable segment information for the years ended December 31, 2002, 2003 and 2004, and for the unaudited interim periods ended June 30, 2004 and 2005, reconciled to consolidated totals and prepared on the same basis as the Company’s consolidated financial statements (in thousands).

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Operating Revenues:
Offshore supply vessels
Domestic	$43,702	$50,044	$59,886	$26,269	$37,955
Foreign	2,676	12,358	15,407	6,650	12,459

	46,378	62,402	75,293	32,919	50,414

Tugs and tank barges
Domestic	36,020	43,206	50,465	25,631	24,841
Foreign(1)	10,187	5,205	6,503	3,085	3,731

	46,207	48,411	56,968	28,716	28,572

Total	$92,585	$110,813	$132,261	$61,635	$78,986

Operating Expenses:
Offshore supply vessels	$14,367	$22,786	$29,724	$13,562	$16,616
Tugs and tank barges	21,970	24,019	28,796	14,485	14,852

Total	$36,337	$46,805	$58,520	$28,047	$31,468

Depreciation:
Offshore supply vessels	$5,462	$8,815	$11,573	$5,686	$6,210
Tugs and tank barges	4,889	5,578	5,835	2,870	3,001

Total	$10,351	$14,393	$17,408	$8,556	$9,211

Amortization:
Offshore supply vessels	$368	$565	$1,303	$506	$967
Tugs and tank barges	1,577	2,632	4,424	1,765	2,429

Total	$1,945	$3,197	$5,727	$2,271	$3,396

General and Administrative Expenses:
Offshore supply vessels	$3,840	$4,952	$6,342	$2,266	$3,928
Tugs and tank barges	5,841	5,779	8,417	4,026	4,643

Total	$9,681	$10,731	$14,759	$6,292	$8,571

Operating Income:
Offshore supply vessels	$22,341	$25,283	$26,351	$10,899	$22,693
Tugs and tank barges	11,930	10,404	9,496	5,570	3,647

Total	$34,271	$35,687	$35,847	$16,469	$26,340

Capital Expenditures:
Offshore supply vessels	$51,865	$92,054	$10,568	$7,959	$34,786
Tugs and tank barges	3,295	12,453	49,842	26,061	35,086
Corporate	611	1,309	968	1,287	1,562

Total	$55,771	$105,816	$61,378	$35,307	$71,434

Deferred Drydocking Charges:
Offshore supply vessels	$619	$712	$3,374	$2,793	$1,545
Tugs and tank barges	1,790	5,388	5,156	1,730	2,142

Total	$2,409	$6,100	$8,530	$4,523	$3,687

Identifiable Assets:
Offshore supply vessels	$195,825	$276,567	$328,857	$282,175	$331,185
Tugs and tank barges	72,490	68,589	119,980	94,081	142,931
Corporate	9,975	20,086	11,734	27,975	12,953

Total	$278,290	$365,242	$460,571	$404,231	$487,069

Long-Lived Assets:
Offshore supply vessels
Domestic	$155,476	$221,332	$202,382	$218,198	$200,515
Foreign (2)	19,200	36,744	54,978	42,997	89,316

	174,676	258,076	257,360	261,195	289,831

Tugs and tank barges
Domestic	42,357	46,444	95,301	$73,783	119,501
Foreign (1) (2)	8,440	10,470	5,875	6,156	9,185

	50,797	56,914	101,176	79,939	128,686
Corporate	759	1,725	2,683	1,943	3,846

Total	$226,232	$316,715	$361,219	$343,077	$422,363

(1)	Included are amounts applicable to our Puerto Rico tug and tank barge operations even though Puerto Rico is considered a possession of the United States and the Jones Act applies to vessels operating in Puerto Rican waters.
(2)	The Company’s vessels conduct operations in international areas. As these assets may move to and from international and domestic operating areas on a regular basis, the long-lived assets reflected above represent the assets that are foreign-flagged or were present in international areas as of the three years ended December 31, 2004 and the six months ended June 30, 2004 and 2005, respectively. Included in amounts as of June 30, 2005 are costs related to the acquisition and retrofit of the HOS Saylor and HOS Navegante, two foreign-flagged anchor-handling towing supply, or AHTS, vessels that were purchased on January 19 and March 22, 2005, respectively.

15. Candy Fleet Offshore Supply Vessel Acquisitions

On June 26, 2003, the Company acquired five 220-foot new generation offshore supply vessels and their related business from Candy Marine Investment Corporation, an affiliate of Candy Fleet Corporation (collectively, Candy Fleet), for approximately $45 million, comprised of $39 million in cash and $6 million of common stock, for the purpose of diversifying its offshore supply vessel fleet and expanding its service offering. Candy Fleet is a privately held marine vessel operator in the Gulf of Mexico. The Company funded the cash portion of the purchase price with a combination of borrowings under the Company’s revolving credit facility discussed in Note 6, and with part of the cash proceeds generated by the private placement of its common stock discussed in Note 7. The new vessel names are HOS Explorer, HOS Express, HOS Pioneer, HOS Trader, and HOS Voyager.

On August 6, 2003, the Company completed the acquisition of an additional 220-foot new generation offshore supply vessel from Candy Fleet. The closing of the transaction was effected after satisfying certain conditions precedent to closing, including, among other things, receipt during July 2003 of approximately $13.5 million in proceeds relating to a $30 million private placement of common stock and the satisfactory completion of a drydocking and survey of the vessel in early August. The purchase price of approximately $9 million was negotiated by the parties on an arms-length basis. The vessel was renamed the HOS Mariner. In connection with the acquisition, the Company was also granted options to purchase three conventional 180-foot offshore supply vessels from Candy Fleet for an aggregate exercise price of approximately $4.5 million. These options expired on August 6, 2004.

The purchase method was used to account for the acquisitions of the six new generation offshore supply vessels from Candy Fleet. There were no intangible assets or goodwill recorded as a result of the acquisitions. Included in the purchase price allocation was approximately $0.3 million of acquisition costs comprised of legal, consulting and accounting fees. As of December 31, 2003, the final purchase price was allocated to the acquired assets based on the estimated fair values as follows (in thousands):

Property, plant and equipment	$54,437
Inventory	183
Accrued liabilities	(275)

Purchase price	$54,345

The unaudited pro forma income statement data from the Candy Fleet acquisition would not have had a material impact on the Company’s consolidated results of operations for the years ended December 31, 2003 and 2002, if the acquisition had taken place at the beginning of such fiscal years.

16. Employment Agreements

The Company has employment agreements with certain members of its executive management team. These agreements include, among other things, contractually stated base level salaries and a structured bonus plan dependent upon the Company achieving EBITDA and earnings per share targets for 2002, 2003 and 2004. In the event such a member of the executive management team is terminated due to events as defined in such officer’s agreement, the employee will continue to receive salary, bonus and other payments equal to the full amount payable under the agreement. In February 2005, the Company and such members of its executive management team agreed in principle to amend these agreements to include a discretionary component of the bonus plan in lieu of the earnings per share targets.

Effective February 27, 2002, the Company’s former Chairman of the Board and Chief Executive Officer ceased serving in that capacity and his employment under the terms of his agreement terminated. The Company accrued its contractual obligation as of the date of termination and has since paid all amounts that were payable under such agreement.

17. Supplemental Selected Quarterly Financial Data (Unaudited) (in thousands, except per share data):

The following table contains selected unaudited quarterly financial data from the consolidated statements of operations for each quarter of fiscal 2003 and 2004. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	Mar 31	Jun 30	Sep 30	Dec 31
Fiscal Year 2003
Revenues	$27,347	$26,010	$28,215	$29,240
Operating income	10,358	8,620	8,276	8,433
Net income	4,290	2,673	2,159	2,068
Earnings per common share:
Basic	$0.35	$0.21	$0.15	$0.14
Diluted	0.35	0.21	0.15	0.14
Fiscal Year 2004
Revenues	$31,347	$30,288	$32,892	$37,784
Operating income	8,829	7,640	9,239	10,186
Net income (loss)(1)	2,338	1,930	3,303	(10,058)
Earnings (loss) per common share:
Basic	$0.16	$0.09	$0.16	$(0.48)
Diluted	0.15	0.09	0.15	(0.48)

The sum of the four quarters may not equal annual results due to rounding.

(1)	Refer to Note 6 for information about the loss on early extinguishment of debt recorded in the fourth quarter ended December 31, 2004.

PROSPECTUS	$350,000,000 Hornbeck Offshore Services, Inc. Common Stock Preferred Stock Debt Securities Warrants Selling Stockholders 2,250,000 Shares of Common Stock

By this prospectus, from time to time, Hornbeck Offshore Services, Inc. may offer and sell up to $350,000,000 in the form of one or more of the securities listed above in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offerings. Our subsidiaries may guarantee any debt securities that we issue under this prospectus. This prospectus provides you with a general description of these securities.

Up to 2,250,000 shares of common stock may be sold from time to time in one or more offerings by the selling stockholders identified on page 27. Hornbeck Offshore will not receive any proceeds from sales of shares of Hornbeck Offshore common stock by the selling stockholders.

Hornbeck Offshore will provide you with a prospectus supplement before we or any of the selling stockholders sell any securities under this prospectus. Any prospectus supplement will inform you about the specific terms of an offering by Hornbeck Offshore or any selling stockholder, will list the names of any underwriters or agents, and may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the documents that are incorporated by reference in this prospectus and any accompanying prospectus supplement before you invest in any of our securities. This prospectus may not be used to sell any security unless it is accompanied by a prospectus supplement.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “HOS.” On August 30, 2005, the last reported sales price of our shares of common stock was $33.95.

Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 15, 2005.

You should rely only on the information included or incorporated by reference in this prospectus and any accompanying prospectus supplement. Neither we nor the selling stockholders have authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any accompanying prospectus supplement or in any document incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

ABOUT THIS PROSPECTUS

In this prospectus, including documents incorporated by reference (except to the extent otherwise specified in such documents), “Company,” “we,” “us” and “our” refers to Hornbeck Offshore Services, Inc. and its subsidiaries, unless otherwise indicated. References in this prospectus and in such incorporated documents to “OSVs” mean offshore supply vessels; to “deepwater” mean offshore areas, generally 1,000’ to 5,000’ in depth, and ultra-deepwater areas, generally more than 5,000’ in depth; to “deep well” mean a well drilled to a true vertical depth of 15,000’ or greater; and to “new generation,” when referring to OSVs, mean modern, deepwater-capable vessels subject to the regulations promulgated under the International Convention on Tonnage Measurement of Ships, 1969, which was adopted by the United States and made effective for all U.S.-flagged vessels in 1992 and foreign-flagged equivalent OSVs.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or Commission, using a “shelf” registration process. Under this shelf process, we may, over time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $350,000,000. In addition, the selling stockholders may sell up to 2,250,000 shares of common stock in one or more offerings. This prospectus provides you with a general description of the securities that may be offered pursuant to this prospectus. Each time securities are offered for sale, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the following heading.

The registration statement that contains this prospectus (including the exhibits) contains additional important information about us and the securities offered under this prospectus. Specifically, we have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of certain of the securities offered by this prospectus as exhibits to reports we file with the Commission. The registration statement and those other reports can be read at the Commission website or at the Commission offices mentioned below under the following heading.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, under which we file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy this information at the following location of the Commission at prescribed rates at Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at (800) 732-0330 for further information about the Public Reference Room. In addition, our reports and other information concerning us can be inspected at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our common stock is listed.

The Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the Commission. The address of that website is www.sec.gov. Commission filings may also be accessed free of charge through our Internet website at www.hornbeckoffshore.com (click on “Investors” and then “SEC Filings”). Information contained on our website, other than documents specifically incorporated by reference into this prospectus, is not intended to be incorporated by reference into this prospectus, and you should not consider that information as part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information that we file with the Commission, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission (excluding such documents or portions thereof that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules and regulations). These documents contain important information about us and our finances.

Commission Filings (No. 001-32108)	Period
Annual Report on Form 10-K	Year Ended December 31, 2004 (as amended by Amendment No. 1 on Form 10-K/A filed on August 11, 2005)
Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2005 (as amended by Amendment No. 1 on Form 10-Q/A filed on August 11, 2005) and June 30, 2005
Current Reports on Form 8-K	Filed on January 21, 2005, February 8, 2005, February 25, 2005, March 18, 2005, May 4, 2005, May 5, 2005, July 22, 2005, August 5, 2005, August 31, 2005 and September 6, 2005
Registration Statement on Form 8-A/A	Filed on September 3, 2004, and any future amendment or report updating that description

All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding such documents or portions thereof that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules and regulations) from the date of this prospectus and prior to the termination of the offering of the securities under this prospectus shall also be deemed to be incorporated herein by reference. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to James O. Harp, Jr., Executive Vice President and Chief Financial Officer, Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, by mail, or if by telephone at (985) 727-2000. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

Information contained on our website, other than documents filed with the Commission that are specifically incorporated by reference into this prospectus, is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus and the applicable prospectus supplement. No one else is authorized to provide you with any other information or any different information. We are not making an offer of securities in any state where an offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Exchange Act. These statements include certain discussions relating to our earnings and projected business, among other things. We have based these forward-looking statements on our current views and assumptions about future events and our future financial performance. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “should” or “will” or other comparable words or the negative of these words. When you consider our forward-looking statements, you should keep in mind the risks we describe and other cautionary statements we make in this prospectus and in any accompanying prospectus supplement. For a further discussion of risk factors affecting our business, please reference the risk factors described in the reports we file with the Commission under the Exchange Act. For a discussion of risk factors affecting the securities offered by us, please reference the section entitled “Risk Factors” in the accompanying prospectus supplement.

Among the risks, uncertainties and assumptions to which these forward-looking statements may be subject are:

•	activity levels in the energy markets;

•	changes in oil and natural gas prices;

•	increases in supply of vessels in our markets;

•	the mandated retirement of single-hulled tank barges prior to anticipated retirement dates;

•	the effects of competition;

•	our ability to complete vessels under construction or conversion without significant delays or cost overruns;

•	our ability to integrate acquisitions successfully;

•	our ability to maintain adequate levels of insurance;

•	demand for refined petroleum products or in methods of delivery;

•	loss of existing customers and our ability to attract new customers;

•	changes in laws;

•	changes in international economic and political conditions;

•	changes in foreign currency exchange rates;

•	adverse domestic or foreign tax consequences;

•	uncollectible foreign accounts receivable or longer collection periods on such accounts;

•	financial stability of our customers;

•	retention of skilled employees and our management;

•	laws governing the health and safety of our employees working offshore;

•	catastrophic marine disasters;

•	adverse weather and sea conditions;

•	oil and hazardous substance spills;

•	war and terrorism;

•	acts of God;

•	our ability to finance our operations on acceptable terms and access the debt and equity markets to fund our capital requirements, which may depend on general market conditions and our financial condition at the time;

•	our ability to charter our vessels on acceptable terms; and

•	our success at managing these risks.

Our forward-looking statements are only predictions based on expectations that we believe are reasonable. Actual events or results may differ materially from those described in any forward-looking statement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. To the extent these risks, uncertainties and assumptions give rise to events that vary from our expectations, the forward-looking events discussed in this prospectus may not occur.

ABOUT HORNBECK OFFSHORE SERVICES, INC.

We are a leading provider of technologically advanced, new generation OSVs serving the offshore oil and gas industry, primarily in the U.S. Gulf of Mexico and in select international markets. The focus of our OSV business is on complex exploration and production activities, which include deepwater, deep well and other logistically demanding projects. We are also a leading transporter of petroleum products through our tug and tank barge segment serving the energy industry, primarily in the northeastern United States and Puerto Rico. We currently own and operate a fleet of over 50 U.S.-flagged vessels serving the energy industry.

We were formed as a Delaware corporation in 1997. Our principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, and our telephone number is (985) 727-2000. Our website address is www.hornbeckoffshore.com. Information on our website, other than documents filed with the Commission that are specifically incorporated by reference into this prospectus, does not constitute part of this prospectus.

RECENT DEVELOPMENTS

On or about the date of this prospectus, we also filed a registration statement on Form S-4 with the Commission using a “shelf” registration process to register the issuance of common stock, preferred stock, debt securities and warrants, or any combination thereof, in connection with certain acquisitions. Under that registration statement, we may, over time in connection with the acquisition of various assets, businesses or securities, offer and sell any combination of the referenced securities up to a total dollar amount of $150,000,000, in addition to the $350,000,000 contemplated by this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement for general corporate purposes. These purposes may include financing of strategic acquisitions and capital expenditures (including newbuild and conversion programs), additions to working capital and repayment of all or a portion of our indebtedness outstanding at the time. Until the net proceeds are used for these purposes, we may deposit them in interest-bearing accounts or invest them in short-term marketable securities. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders under this prospectus and any related prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. For purposes of determining the ratios of earnings to fixed charges, earnings are defined as income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest (whether expensed or capitalized) and amortization of debt expenses. As of the date of this prospectus, we do not have any preferred stock outstanding. The table below sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated (in thousands, except for ratio data).

	Year Ended December 31,								Six Months Ended June 30,
	2001		2002		2003		2004		2004		2005
Total Interest Cost
Interest Expense	16,646		16,207		18,523		17,698		9,801		5,438
Capitalized Interest	3,075		3,867		2,734		3,004		911		2,110

Total Interest Cost (fixed charges)	19,721		20,074		21,257		20,702		10,712		7,548

Pre-tax Income	12,756		18,786		18,048		(3,803)		6,768		20,576
Interest Expense	16,646		16,207		18,523		17,698		9,801		5,438

Earnings	29,402		34,993		36,571		13,895		16,569		26,014

Ratio of earnings to fixed charges(1) (2)	1.49	x	1.74	x	1.72	x	0.67	x	1.55	x	3.45	x

(1)	We have authority to issue up to 5,000 shares of preferred stock, par value $.01 per share; however, there are currently no such shares outstanding and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.
(2)	If we adjust earnings to exclude the impact of loss on the early extinguishment of debt incurred in the 2001, 2004 and 2005 periods reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 1.64x and 1.76x for the years ended December 31, 2001 and 2004, respectively, and 1.55x and 3.67x for the six-month periods ended June 30, 2004 and 2005, respectively.

DESCRIPTION OF THE SECURITIES WE MAY OFFER

General

We may issue, in one or more offerings, any combination of common stock, preferred stock, senior or subordinated debt securities, or warrants. The selling stockholders may sell in one or more offerings up to 2,250,000 shares of our common stock.

This prospectus contains a summary of the general terms of the various securities that we or the selling stockholders may offer. The prospectus supplement to be attached to the front of this prospectus relating to any particular securities offered will describe the specific terms of the securities, which may be in addition to or different from the general terms summarized in this prospectus. The summary in this prospectus and in any prospectus supplement does not describe every aspect of the securities and is subject to and qualified in its entirety by reference to all applicable provisions of the documents relating to the securities offered. These documents are or will be filed as exhibits to or incorporated by reference in the registration statement.

In addition, the prospectus supplement will set forth the terms of the offering, the initial public offering price and net proceeds to us or the selling stockholders, as the case may be. Where applicable, the prospectus supplement will also describe any material United States federal income tax considerations relating to the securities offered and indicate whether the securities offered are or will be listed on any securities exchange.

Book-Entry System

Unless otherwise indicated in a prospectus supplement, certain of the securities we may offer will be issued in the form of one or more fully registered global securities. These global securities will be deposited with, or on behalf of, the Depository Trust Company, or DTC, and registered in the name of its nominee. Except as described below, the global securities may be transferred, in whole and not in part, only to DTC or to another nominee of DTC.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in participants’ accounts. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

Upon issuance of a global security representing certain of the offered securities, DTC will credit on its book-entry registration and transfer system the principal amount to participants’ accounts. Ownership of beneficial interests in a global security will be limited to participants or to persons that hold interests through participants. Ownership of interests in a global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and the participants (with respect to the owners of beneficial interests in a global security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC (or its nominee) is the registered holder and owner of a global security, DTC (or its nominee) will be considered, for all purposes under the applicable indenture, the sole owner and holder of the related offered securities. Except as described below, owners of beneficial interests in a global security will not:

•	be entitled to have the offered securities registered in their names; or

•	receive or be entitled to receive physical delivery of certificated offered securities in definitive form.

Each person owning a beneficial interest in a global security must rely on DTC’s procedures (and, if that person holds through a participant, on the participant’s procedures) to exercise any rights of a holder of offered securities under the global security or any applicable indenture, or otherwise. The indentures incorporated by reference as exhibits to the registration statement of which this prospectus is a part provide that DTC may grant proxies and otherwise authorize participants to take any action which it (as the holder of a global security) is entitled to take under such indentures or the global security. We understand that under existing industry practice, if we request any action of holders or an owner of a beneficial interest in a global security desires to take any action that DTC (as the holder of the global security) is entitled to take, DTC would authorize the participants to take that action and the participants would authorize their beneficial owners to take the action or would otherwise act upon the instructions of their beneficial owners.

We will make payments with respect to offered securities represented by a global security to DTC. We expect that DTC, upon receipt of any payments, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests. We also expect that payments by participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices (as is the case with securities held for customers’ accounts in “street name”) and will be the responsibility of the participants. We will not have any responsibility or liability for:

•	any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security for any securities;

•	maintaining, supervising, or reviewing any records relating to any beneficial ownership interests;

•	any other aspect of the relationship between DTC and its participants; or

•	the relationship between the participants and the owners of beneficial interests in a global security.

Unless and until they are exchanged in whole or in part for certificated securities in definitive form, the global securities may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another nominee.

The securities of any series represented by a global security may be exchanged for certificated securities in definitive form if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global security or if at any time it ceases to be a clearing agency registered under the Exchange Act;

•	we decide at any time not to have the securities of that series represented by a global security and so notify DTC; or

•	in the case of debt securities, upon notice from DTC to the applicable indenture’s trustee if an event of default has occurred and is continuing with respect to such debt securities.

If there is such an exchange, we will issue certificated securities in authorized denominations and registered in such names as DTC directs. Subject to the foregoing, a global security is not exchangeable, except for a global security of the same aggregate denomination to be registered in DTC’s or its nominee’s name.

DESCRIPTION OF CAPITAL STOCK

For purposes of this section entitled “Description of Capital Stock”, the terms “we,” “our,” “us” and “Company” refer only to Hornbeck Offshore Services, Inc. and not its subsidiaries.

General

The following description of our capital stock is only a summary. For more complete information, you should refer to our certificate of incorporation, bylaws and stockholder rights plan and any amendments thereto, which we have filed with the Commission and incorporated by reference as exhibits to the registration statement of which this prospectus is a part. In addition, you should refer to the Delaware General Corporation Law, which also governs our structure, management and activities.

As of August 30, 2005, our authorized capital stock consisted of:

•	100,000,000 shares of common stock, par value $.01 per share, of which 20,997,943 were outstanding and held by approximately 75 holders of record, representing approximately 3,145 beneficial owners; and

•	5,000,000 shares of preferred stock, par value $.01 per share, of which 1,000,000 have been designated as Series A Junior Participating Preferred Stock in connection with the stockholder rights plan discussed below, but none are currently outstanding.

Our common stock is listed and trades on the New York Stock Exchange under the ticker symbol “HOS.”

Common Stock

General. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Stockholders are not permitted to cumulate their votes. With certain exceptions, which are described below, a majority of the votes entitled to be cast and represented in person or by proxy at a meeting of stockholders is required to approve any matter on which stockholders vote. The affirmative vote of holders of at least 80% of the shares entitled to vote is required to approve certain amendments to our certificate of incorporation and bylaws. See “Anti-Takeover Effects of Certificate, Bylaws and Stockholder Rights Plan.” The affirmative vote of holders of at least 66 2/3% of the shares entitled to vote is required to approve or authorize:

•	a merger or consolidation with any other corporation;

•	the sale, lease, exchange or other disposition of all or substantially all of our assets;

•	a liquidation of our Company; or

•	any amendments to our certificate of incorporation.

The holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to preferences that may be applicable to any outstanding preferred stock. The indenture governing our 6.125% senior notes due 2014 and our revolving credit facility limit our ability to declare or pay dividends and, in some circumstances, prohibit the declaration or payment of dividends and other restricted payments. If we liquidate, dissolve or otherwise wind up our business, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of prior distribution rights of preferred stock, if any is then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

Voting Agreements. Under the terms of a stockholders’ agreement among SCF-IV, L.P., Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and the Company, Todd and Troy Hornbeck and Cari Investment Company have agreed to vote their shares in favor of SCF-IV, L.P.’s designee to our board, so long as SCF-IV, L.P. owns at least 5% of our outstanding common stock. Under the currently effective terms of this agreement, SCF-IV, L.P. also agrees to vote its shares in favor of two designees of Todd and Troy Hornbeck to the board of directors. Pursuant to a voting arrangement entered into between SCF-IV, L.P. and us, SCF is restricted from voting 269,346 of its shares.

Jones Act Restrictions on Ownership by Non-U.S. Citizens. Under Section 27 of the Merchant Marine Act of 1920, also known as the Jones Act, the privilege of transporting merchandise or passengers for hire in the coastwise trade in U.S. domestic waters is restricted to only those vessels that are owned and managed by U.S. citizens and are built in and registered under the laws of the United States. A corporation is not considered a U.S. citizen unless, among other things, at least 75% of the ownership of voting interests with respect to its equity stock is held by U.S. citizens.

If we should fail to comply with such requirements, our vessels would lose their eligibility to engage in coastwise trade within U.S. domestic waters. To facilitate compliance, our certificate of incorporation:

•	limits ownership by Non-U.S. citizens of any class of our capital stock (including our common stock) to 20%, so that foreign ownership will not exceed the 25% permitted by the Jones Act;

•	permits withholding of dividends and suspension of voting rights with respect to any shares held by non-U.S. citizens that exceed 20%;

•	permits a stock certification system with two types of certificates to aid tracking of ownership;

•	permits our board of directors to authorize the Company to redeem any shares held by non-U.S. citizens that exceed 20%; and

•	permits our board of directors to make such determinations to ascertain ownership and implement such measures as reasonably may be necessary.

Preferred Stock

General. Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, par value $.01 per share, in one or more series and to fix the designations, powers, preferences, privileges and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. The following briefly summarizes the material terms of the preferred stock that we may offer, other than pricing and related terms disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock that we offer which we will describe in more detail in any prospectus supplement relating to such series. You should also read the more detailed provisions of our certificate of incorporation and the statement with respect to shares relating to each particular series of preferred stock for provisions that may be important to you. The statement with respect to shares relating to each particular series of preferred stock offered by the accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

A total of 1,000,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock, which we refer to as “the Series A Preferred Stock”, in connection with our stockholder rights plan discussed below. No other series of preferred stock has been designated and no shares of preferred stock are outstanding.

Rank. The shares of preferred stock of any series will have the rank set forth in the relevant certificate of designation and described in the prospectus supplement relating to the relevant series.

Dividends. The certificate of designation setting forth the terms of a series of preferred stock may provide that holders of that series are entitled to receive dividends, when, as and if authorized by our board of directors out of funds legally available for dividends, before any declaration or payment of any dividends on securities ranking junior to such series relating to dividends. The rates and dates of payment of dividends and any other terms applicable to the dividends will be set forth in the relevant certificate of designation and described in the prospectus supplement relating to the relevant series.

To the extent provided in the certificate of designation, dividends will be payable to holders of record of preferred stock as they appear on our books on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative and payable in cash or in kind.

Voting Rights. The holders of shares of preferred stock will have the voting rights provided by the applicable certificate of designation and as required by applicable law. These voting rights will be described in the applicable prospectus supplement.

Conversion and Exchange. The certificate of designation setting forth the terms of a series of preferred stock may provide for and the prospectus supplement for the relevant series of preferred stock may describe the terms, if any, on which shares of that series are convertible into or exchangeable for shares of our common stock or securities of a third party.

Redemption. If so specified in the certificate of designation setting forth the terms of a series of preferred stock, which will be described in the applicable prospectus supplement, a series of preferred stock may be redeemable at our or the holder’s option and/or may be mandatorily redeemed partially or in whole.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company, holders of each series of preferred stock may be entitled to receive distributions upon liquidation. Those distributions will be made before any distribution is made on any securities ranking junior to such series relating to liquidation. The terms and conditions of those distributions will be set forth in the applicable certificate of designation and described in the relevant prospectus supplement.

Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purposes, including possible acquisitions, and such issuance could adversely affect the voting rights of holders of our common stock. The issuance of preferred stock could also affect the likelihood that holders of common stock will receive dividends or payments upon liquidation. In addition, the rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The preferred stock could have the effect of acting as an anti-takeover device to prevent a change in control of our Company.

Unless the particular prospectus supplement states otherwise, holders of each series of preferred stock will not have any preemptive or subscription rights to acquire more of our stock.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Anti-Takeover Effects of Certificate of Incorporation, Bylaws and Stockholder Rights Plan

General. Our certificate of incorporation, bylaws and stockholder rights plan contain provisions that are designed in part to make it more difficult and time-consuming for a person to obtain control of our Company. The provisions of our certificate of incorporation, bylaws and stockholder rights plan reduce the vulnerability of our Company to an unsolicited takeover proposal. These provisions may also have an adverse effect on the ability of stockholders to influence the governance of our Company. In addition, our certificate of incorporation contains provisions that enable our board to limit the amount of our common stock that may be owned by persons who are not U.S. citizens. See “Common Stock—Jones Act Restrictions on Ownership by Non-U.S. Citizens” above. This may adversely affect the liquidity of our common stock in certain situations. You should read our certificate of incorporation, bylaws and stockholder rights plan in their entirety for a complete description of the rights of holders of our common stock.

In addition, because we have a significant amount of authorized but unissued common stock and preferred stock, our board of directors may make it more difficult or may discourage an attempt to obtain control of our Company by issuing additional stock in our Company.

Board of Directors. Our certificate of incorporation and bylaws divide the members of our board of directors into three classes serving three-year staggered terms. The classification of directors makes it more difficult for our stockholders to change the composition of our board: at least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a plurality of our stockholders favors such a change.

The affirmative vote of the holders of at least 80% of the shares entitled to vote is required to alter or repeal the provision related to the classification of our board.

Our stockholders may only remove directors from office for cause by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote at an election of directors. Our stockholders may not remove directors without cause. Vacancies in a directorship may be filled only by the vote of a majority of the remaining directors, although if a director was removed by the stockholders, the vacancy may be filled at the meeting at which the removal took place by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote. The number of directors may be fixed by resolution of the board, but must be no less than four nor more than nine unless otherwise determined by holders of 80% of the shares entitled to vote at an election of directors or by unanimous consent of the board.

Contractual Restrictions on Transfer by Certain Stockholders. Todd M. Hornbeck, Troy A. Hornbeck and Cari Investment Company have agreed, beginning after we become a reporting company under the Securities Exchange Act of 1934, to give us notice of and an opportunity to make a competing offer regarding a decision by any of them to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock, other than in compliance with Rule 144 or to an affiliate or family member of the holder. SCF-IV, L.P. has also agreed to give us notice of and an opportunity to make a competing offer regarding a decision by it to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock. SCF-IV, L.P. is further prohibited from transferring any of its shares of our common stock to any person or entity that is a competitor of ours. In addition, certain purchasers that participated in our 2003 private placement agreed to a similar restriction prohibiting the transfer of any of their shares of our common stock to any person or entity that is a competitor of ours.

Supermajority Voting. The affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock is required to amend or repeal our certificate of incorporation, except with respect to the classification of the board, which requires the affirmative vote of the holders of at least 80% of our outstanding voting stock. The affirmative vote of the holders of at least 80% of our outstanding voting stock is required to amend, alter, change or repeal the provisions in our bylaws governing the following matters:

•	the composition of the board of directors, including the classification of the board;

•	the removal of directors and the procedure for electing the successor to a removed director;

•	the date and time of the annual meeting;

•	advance notice of stockholder nominations and stockholder business; and

•	the procedure for calling a special meeting of stockholders.

No Stockholder Action by Written Consent. Under Delaware law, unless a corporation’s certificate of incorporation specifies otherwise, any action that could be taken at an annual or special meeting of stockholders may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting.

Advance Notice of Stockholder Nominations and Stockholder Business. Our stockholders may nominate a person for election as a director or bring other business before a stockholder meeting only if the proposal is provided in a written notice to the Secretary of the Company at a specified time in advance of the meeting. The notice of stockholder proposal is also required to include certain other related information, as detailed in our bylaws.

Stockholder Rights Plan. Our board implemented a stockholder rights plan on June 18, 2003, a copy of which has been filed with the Commission, and declared a dividend of one right for each outstanding share of our common stock to stockholders of record on June 18, 2003. One right will also attach to each share issued after June 18, 2003. The rights will only become exercisable, and transferable apart from our common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 10% or more of our common stock. The rights plan was subsequently amended to, among other changes, conform its terms to the 1-for-2.5 reverse stock split of our common stock effected on March 5, 2004. The discussion that follows sets forth the operation of the rights.

Each right will initially entitle the holder to purchase one one-hundredth of one share of our Series A Preferred Stock at a price of $187.50, subject to adjustment. If a person becomes an “acquiring person” as defined below, each holder of a right who is not an acquiring person will have the right to receive upon exercise of each right and payment of the purchase price one one-hundredth of one share of our Series A Preferred Stock (or, in certain circumstances, cash, property, our common stock or other of our securities). Similarly, if after an event triggering the exercise of the rights we are acquired in a merger or other business combination, or 50% or more of our assets or earning power are sold or transferred, each holder of a right (other than holders whose rights have been voided) will have the right to receive, upon exercise of the right and payment of the purchase price, that number of shares of common stock of the company acquiring us having a then current market price equal to twice the exercise price for one one-hundredth of a share of Series A Preferred Stock.

Under the rights plan, an acquiring person is a person or group that has acquired or has announced an offer to acquire 10% or more of our common stock. The following are excluded from the definition of acquiring person:

•	the Company;

•	any subsidiary of the Company;

•	any employee benefit plan or employee stock plan of the Company, any subsidiary of the Company or any person appointed or holding our common stock pursuant to the terms of any such plans; or

•

any person whose ownership of 10% or more of our common stock then outstanding results solely from being a beneficial owner of 10% or more of our common stock at the effective date of the rights plan or having participated in our 2003 private placement, results from any transaction approved by at least 80% of the members of our entire board of directors or results from a reduction in the number of our issued and outstanding shares of common stock pursuant to a transaction approved by our board of directors. A person excluded for these reasons will become an acquiring person if it acquires any additional shares of our common stock, unless such additional acquisition does not result in the person owning 10% or more of our common stock, does not increase its percentage ownership of our common stock, or is approved in the same manner.

We may redeem the rights in whole, but not in part, at a redemption price of $.001 per right at any time before the rights become exercisable. The rights expire on June 17, 2013. Pursuant to the stockholder rights plan, all shares of our Series A Preferred Stock are reserved for issuance upon exercise of the rights.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group who attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders.

Because our board of directors can redeem the rights or approve certain offers, the rights should not interfere with any merger or other business combination approved by our board of directors.

The description and terms of the rights are set forth in a rights plan between the Company and Mellon Investor Services LLC, which serves as the rights agent.

Delaware Business Combination Statute. Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, an “interested stockholder” of a Delaware corporation may not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	before such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	on or after such time, the business combination is approved by the board of directors of the corporation and authorized not by written consent, but at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of a transaction specified in Section 203 and involving the corporation and a person who:

•	had not been an interested stockholder during the previous three years; or

•	became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period.

Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except that it shall not eliminate or limit the liability of a director to the extent provided by applicable law (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or any successor statute, or (4) for any transaction from which the director derives an improper personal benefit. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation and bylaws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from our directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

DESCRIPTION OF DEBT SECURITIES

For purposes of this section entitled “Description of Debt Securities,” the terms “we,” “our,” “us” and “Company” refer only to Hornbeck Offshore Services, Inc. and not its subsidiaries.

General

We may issue senior or subordinated debt securities. The senior debt securities will constitute part of our senior debt, will be issued under a senior debt indenture (which is separate and in addition to the indenture governing our 6.125% senior notes due 2014, referred to as the 6.125% senior note indenture) and, unless secured, will rank on a parity with all of our other unsecured and unsubordinated debt. The subordinated debt securities will be issued under a subordinated debt indenture and will be subordinate and junior in right of payment, as set forth in the subordinated debt indenture, to all of our senior indebtedness. If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information we incorporate in this prospectus by reference will indicate the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter for which financial statements are available. We refer to our senior debt indenture (excluding our 6.125% senior note indenture) and our subordinated debt indenture individually as an “indenture” and collectively as the “indentures.” The forms of the indentures are exhibits to the registration statement we filed with the Commission, of which this prospectus is a part.

We have summarized below the material provisions of the indentures and the debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and you should refer to the applicable indenture, which describes completely the terms and definitions summarized below and contains additional information regarding the debt securities. The specific terms of any series of debt securities will be described in a prospectus supplement. For each series of debt securities, the applicable prospectus supplement for the series may change and supplement the summary below. Any reference to particular sections or defined terms of the applicable indenture in any statement under this heading qualifies the entire statement and incorporates by reference the applicable section or definition into that statement.

The indentures do not limit the aggregate principal amount of debt securities that may be offered under the indentures. We may issue debt securities at one or more times in one or more series. Each series of debt securities may have different terms. The terms of any series of debt securities will be described in, or determined by action taken pursuant to, a resolution of our board of directors or in a supplement to the indenture relating to that series.

The prospectus supplement, including any related pricing supplement, relating to any series of debt securities that we may offer will describe the following specific financial, legal and other terms particular to such series of debt securities:

•	the title and denomination of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which the debt securities will mature;

•	the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or the method of calculating the rate or rates of interest, the method of payment of interest, in particular whether the interest will be paid in kind or otherwise, the date or dates from which interest will accrue or the method by which the date or dates will be determined, the dates on which interest will be payable, and any regular record date for payment of interest;

•	the price and other terms and conditions on which the debt securities may be redeemed, in whole or in part, at our option or otherwise;

•	the terms and conditions upon which we may be obligated to redeem or purchase the debt securities under any sinking fund or similar provisions or upon the happening of a specified event, passage of time or at the option of a holder;

•	the place or places where the principal of, premium and other amounts, if any, and interest shall be payable;

•	any covenants to which the Company or its subsidiaries may be subject with respect to the debt securities;

•	the place or places where the debt securities may be surrendered for transfer or exchange, and where notices and demands to or upon the Company in respect to the debt securities and the applicable indenture may be served;

•	the person or persons within which and the price or prices at which the debt securities may, in accordance with any option or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision;

•	if other than denominations of $1,000 and any integral multiple thereof, the denomination in which the debt securities will be issuable;

•	if other than the principal amount thereof, the portion of the principal amount of the debt securities which will be payable upon the declaration of acceleration of the maturity of those debt securities;

•	any addition to, or modification or deletion of, any events of default or covenants with respect to the securities and any related terms for the waiver of any event of default or noncompliance of any covenant;

•	any index or formula used to determine the amount of payment of principal of and interest on the debt securities;

•	if other than U.S. dollars, the currency or currencies, including the currency unit or units, in which payments of principal of, premium and other amounts, if any, and interest on the debt securities will or may be payable, or in which the debt securities shall be denominated, and any particular related provisions;

•	if we or a holder may elect that payments of principal of, premium and other amounts, if any, or interest on the debt securities be made in a currency or currencies, including currency unit or units, other than that in which the debt securities are denominated or designated to be payable, the currency or currencies in which such payments are to be made, including the terms and conditions applicable to any payments and the manner in which they exchange rate with respect to such payments will be determined, and any particular related provisions;

•	if the amount of principal payable at the maturity of any debt securities is not determinable as of any one or more dates prior to the maturity date, the amount which shall be deemed to be the principal amount of such debt securities as of any such date for any purpose;

•	any provisions relating to the defeasance of our obligations in connection with the debt securities;

•	any provision regarding exchangeability or conversion of the debt securities into our common stock;

•	whether the debt securities will be secured;

•	the terms of any transfer, mortgage, pledge or assignment as security for the debt securities;

•	whether any debt securities will be issued in the form of a global security, and, if different than described above under “Description of the Securities We May Offer—Book Entry System,” any circumstances under which a global security may be exchanged for debt securities registered in the names of persons other than the depositary for the global security or its nominee;

•	any agents for the debt securities, including trustees, depositories, authenticating, conversion, calculation or paying agents, transfer agents or registrars;

•	whether the debt securities are senior or subordinated debt securities, or a combination thereof;

•	whether the subordination provisions summarized below or different subordination provisions will apply to any debt securities that are subordinated debt securities;

•	any provisions relating to the satisfaction and discharge of the debt securities;

•	whether the debt securities will have the benefits of any guarantee and, if so, the identity of the guarantors and the terms and provisions applicable to any such guarantee; and

•	any other material terms of the debt securities.

The terms of any series of debt securities may vary from the terms described here. Thus, this summary also is subject to and qualified by reference to the description of the particular terms of your debt securities to be described in the prospectus supplement. The prospectus supplement relating to the debt securities will be attached to the front of this prospectus.

The debt securities may be offered and sold at a substantial discount below their stated principal amount and may be “original issue discount securities.” Alternatively, debt securities may be sold in a package with another security and the allocation of the offering price between the two securities may have the effect of offering the debt security at an original issue discount, in which case the debt security will be an “original issue discount security.” “Original issue discount securities” may bear no interest or interest at a rate below the prevailing market rate at the time of issuance. In addition, less than the entire principal amount of these securities may be payable upon declaration of acceleration of their maturity. We will summarize material United States federal income tax considerations and other special considerations that may be applicable to holders of original issue discount securities in the applicable prospectus supplement.

Indentures

Debt securities issued under this prospectus that will be senior debt will be issued under a senior debt indenture (which is separate and in addition to our 6.125% senior note indenture) between us and Wells Fargo Bank, National Association, as trustee. We call that indenture, as it may be supplemented from time to time, the “senior debt indenture.” Debt securities that will be subordinated debt will be issued under a subordinated debt indenture between us and Wells Fargo Bank, National Association, as trustee. We call that indenture, as it may be supplemented from time to time, the “subordinated debt indenture”. We refer to the trustee under each of these indentures as the “senior debt indenture trustee” or as the “subordinated debt indenture trustee” as the context may require. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described under “Remedies If An Event of Default Occurs.” Second, the trustee may perform administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell, and sending you notices. Each indenture and its associated documents contain the full legal text of the matters described in this section “Description of Debt Securities.”

Subordination of Subordinated Debt Securities

Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on these securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the subordinated debt indenture, to all of our senior indebtedness.

Unless otherwise provided in the applicable prospectus supplement, the subordination provisions of the subordinated debt indenture will apply to subordinated debt securities. The subordinated debt indenture provides that, unless all principal of and any premium and other amounts and interest on the senior indebtedness has been paid in full, or provision has been made to make these payments in full, no payment of principal of, or any premium or other amounts or interest on, any subordinated debt securities may be made in the event:

•	of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings involving us or a substantial part of our property;

•	that a default has occurred in the payment of principal, any premium, interest or other monetary amounts due and payable on any senior indebtedness or there has occurred any other event of default concerning senior indebtedness that permits the holder or holders of the senior indebtedness or a trustee with respect to senior indebtedness to accelerate the maturity of the senior indebtedness with notice or passage of time, or both, and that event of default has continued beyond the applicable grace period, if any, and that default or event of default has not been cured or waived or has not ceased to exist and any related acceleration has been rescinded; or

•	that the principal of and accrued interest on any subordinated debt securities have been declared due and payable upon an event of default as defined under the subordinated debt indenture and that declaration has not been rescinded and annulled as provided under the subordinated debt indenture.

If the subordinated debt indenture trustee or any direct holders of the subordinated debt securities receive any payment or distribution that is prohibited under the subordination provisions, then such trustee or the direct holders will have to repay that money to us or the persons making payment or distributions, as the case may be. Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the subordinated debt indenture trustee and the direct holders of that series can take action against us, but they will not receive any money until the claims of the direct holders of senior indebtedness have been fully satisfied.

The prospectus supplement may include a description of additional terms implementing the subordination feature.

Events Of Default

General

You will have special rights if an “event of default” occurs, with respect to any series, and is not cured, as described later in this subsection or in a prospectus supplement. Under each indenture, the term “event of default” means any of the following:

•	we do not pay interest on a debt security, in the case of senior debt securities or subordinated debt securities, within 30 days of its due date;

•	we do not pay the principal or any premium on a debt security on its due date;

•	we do not make a sinking fund payment, if applicable, within five days following its due date;

•	we remain in breach of any covenant or warranty described in such indenture for 60 days after we receive a notice stating we are in breach;

•	certain events of bankruptcy, insolvency or reorganization of our Company; or

•	if a subsidiary guarantee for a debt security is held to be invalid by a court.

Remedies if an Event of Default Occurs

With respect to events of default relating to certain events of bankruptcy, insolvency or reorganization, all principal and accrued interest on the debt securities shall become immediately due and payable. If another event of default has occurred and has not been cured, the trustee or the direct holders of 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a “declaration of acceleration of maturity.”

Except in cases of default, where a trustee has some special duties, a trustee is not required to take any action under the terms of each indenture at the request of any direct holders unless the direct holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the direct holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority direct holders may also direct the trustee in performing any other action under the terms of each indenture.

In general, before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured;

•	the direct holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	the trustee must not have received from direct holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with the written notice during the 60 day period after receipt of the above notice.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date, subject to applicable subordination features, if any.

Satisfaction and Discharge

We can discharge or defease our obligations under the indentures as stated below or as provided in the applicable prospectus supplement.

Unless otherwise provided in the applicable prospectus supplement, we may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. Subject to certain other conditions, we may effect a discharge by irrevocably depositing with the trustee cash in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium and other amounts, if any, and interest on the debt securities and any mandatory sinking fund payments.

Modification

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval

First, there are changes that cannot be made to the indentures or your debt securities without your specific approval. Following is a list of those types of changes:

•	change the payment due date of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the place of or the currency for payment on a debt security;

•	impair your right to sue for payment or for conversion of a debt security;

•	release any guarantor subsidiary other than as provided in the indentures;

•	reduce the percentage in principal amount of debt securities, the consent of whose holders is required to modify or amend the indentures;

•	modify any other aspect of the provisions dealing with modification and waiver of the indentures;

•	modify any conversion ratio, if any, or otherwise impair conversion rights, if any, of any debt security except as permitted by the indentures;

•	modify any redemption provisions;

•	directly or indirectly release any of the collateral or security interest or guarantee in respect of the debt securities, except as permitted in the indentures;

•	change any obligations to pay additional amounts under the applicable indentures; and

•	reduce the percentage in principal amount of debt securities, the consent of whose holders is required to waive compliance with certain provisions of the indentures or to waive certain defaults.

In addition, we may not amend the subordinated debt indenture to alter the subordination of any outstanding subordinated debt securities in a manner adverse to the holders of senior indebtedness without the written consent of the requisite portion of holders of senior indebtedness then outstanding under the terms of such senior indebtedness.

Changes Requiring a Majority Vote

The second type of change to the indentures and the debt securities is the kind that requires consent of the holders of a majority in principal amount of the outstanding debt securities of the particular series affected. With a majority vote, the holders may waive past defaults, provided that such defaults are not of the type described previously under “Changes Requiring Your Approval.”

Changes Not Requiring Approval

The third type of change does not require any vote by direct holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

Defeasance and Covenant Defeasance

Except as provided in the applicable prospectus supplement, we may elect either

•	to be discharged from all our obligations in respect of debt securities (and any related guarantees) of any series, except for our obligations to execute, authenticate, deliver and date debt securities, to register the transfer or exchange of debt securities, to replace temporary, destroyed, stolen, lost or mutilated debt securities, to furnish to the trustee a list of names and addresses of holders of debt securities of any series, to maintain paying agencies and to hold in trust monies for punctual payment of principal and interest of the debt securities of such series to the applicable holders of record we will refer to this discharge as “defeasance”), or

•	to be released from our obligations to comply with some restrictive covenants applicable to the debt securities of any series (we will refer to this release as “covenant defeasance”);

in either case upon the deposit with the trustee, or other qualifying trustee, in trust, of money and/or U.S. government obligations which will provide money sufficient to pay all principal of and any premium, other amounts and interest on the debt securities of that series when due. We may establish such a trust only if, among other things, we have received an opinion of counsel to the effect that the holders of debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, and in the same manner and at the same times as would have been the case if the deposit, defeasance or covenant defeasance had not occurred. The opinion, in the case of defeasance under the first bullet point above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws occurring after the date of the relevant indenture.

We may exercise the defeasance option with respect to debt securities notwithstanding our prior exercise of the covenant defeasance option. If we exercise the defeasance option, payment of the debt securities may not be accelerated because of a default. If we exercise the covenant defeasance option, payment of the debt securities may not be accelerated by reason of a default with respect to the covenants to which covenant defeasance is applicable. However, if the acceleration were to occur by reason of another default, the realizable value at the acceleration date of the money and U.S. government obligations in the defeasance trust could be less than the principal and interest then due on the debt securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

Conversion Rights

The terms and conditions, if any, on which debt securities being offered are convertible into common stock will be set forth in an applicable prospectus supplement. Those terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event that the debt securities are redeemed.

Consolidation, Merger And Sale Of Assets

We may consolidate or merge with or into another entity, and we may sell or lease substantially all of our assets to another corporation if the following conditions, among others, are met:

•	where we merge out of existence or sell or lease substantially all our assets, the other entity must be a corporation, partnership or trust organized under the laws of a State or the District of Columbia or under federal law, and it must agree to be legally responsible for the debt securities;

•

where, as a result of such transaction, our assets become subject to a mortgage, pledge, lien, security interest or other encumbrance which is not otherwise permitted under the indentures, we or our successor must take such steps as may be necessary to secure the debt securities equally and ratably with (or prior to) all indebtedness secured thereby;

•	the merger, sale of assets or other transaction must not cause a default or an event of default on the debt securities; and

•	any other conditions provided in the indentures with respect to the debt securities are satisfied.

Form, Exchange, Registration And Transfer

Generally, we will issue debt securities only in registered global form. However, if specified in the prospectus supplement or in the certain instances described in “Description of the Securities We May Offer—Book-Entry System,” we may issue certificated securities in definitive form.

You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an “exchange.”

You may exchange or transfer debt securities at the office of the trustee. The trustee (or replacement trustee) acts as our agent for registering debt securities in the names of holders and transferring debt securities. The person performing the role of maintaining the list of registered direct holders is called the “security registrar.” It will also perform transfers. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

Payment And Paying Agents

We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the “regular record date” and will be stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller. This prorated interest amount is called “accrued interest.”

We may choose to pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee. You must make arrangements to have your payments picked up at or wired from the trust office.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents.” We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

Regarding the Trustee

The trustee under the senior debt indenture and the subordinated debt indenture and their respective affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates, provided, however, that if it acquires any conflicting interest as described under the Trust Indenture Act of 1939, it must eliminate the conflict or resign.

Governing Law

The indentures will be governed by the laws of the State of New York.

DESCRIPTION OF WARRANTS

For purposes of this section entitled “Description of Warrants,” the terms “we,” “our,” “us” and “Company” refer only to Hornbeck Offshore Services, Inc. and not its subsidiaries.

We may issue warrants to purchase shares of any class or series of common stock, preferred stock or debt securities. Warrants may be issued independently or together with any shares of common stock, preferred stock or debt securities and may be attached to or separate from such shares of common stock or preferred stock or debt securities.

Each series of warrants will be issued under a separate warrant agreement (each, a “Warrant Agreement”) to be entered into between us and a warrant agent (each, a “Warrant Agent”). The Warrant Agent will act as our agent in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following sets forth some of the general terms and provisions of the warrants that may be offered. Further terms of the warrants and the applicable Warrant Agreement will be set forth in the applicable prospectus supplement. The Warrant Agreement for a particular series of warrants will be filed as an exhibit to a document incorporated by reference in the registration statement of which this prospectus is a part.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the securities, which may include shares of any class or series of common stock, preferred stock or debt securities, for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	the periods during which the warrants are exercisable;

•	the number of shares of any class or series of common stock or preferred stock or the amount of debt securities for which each warrant is exercisable;

•	the exercise price for the warrants, including any changes to or adjustments in the exercise price;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security or each principal amount of security;

•	if applicable, the date on and after which the warrants and the related common stock, preferred stock or debt securities will be separately transferable;

•	any listing of the warrants on a securities exchange or automated quotation system;

•	if applicable, a discussion of material United States federal income tax consequences and other special considerations with respect to any warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such warrants.

SELLING STOCKHOLDERS

The following table sets forth information about the selling stockholders’ beneficial ownership of our common stock as of September 7, 2005 as provided by the selling stockholders and after the sale of the common stock offered by the selling stockholders under this prospectus and the applicable prospectus supplement, assuming all such shares are sold. The selling stockholders have not committed to sell any shares under this prospectus. The numbers presented under “Shares Beneficially Owned After the Offering” assumes that all of the shares offered by the selling stockholders are sold and that the selling stockholder acquires no additional shares of our common stock before the completion of this offering. The selling stockholders may offer from time to time all, some or none of the shares of our common stock beneficially owned by them, and there are currently no agreements, arrangements or understandings with respect to the sale or distribution of any of our common stock by the selling stockholders. We will pay all expenses incurred with respect to the registration and sale of their respective common stock except that the selling stockholders will pay all underwriting fees, discounts and commissions related to any shares sold, as well as certain out-of-pocket expenses incurred directly by such selling stockholders.

	Shares Beneficially Owned Before Offering		Shares Offered	Shares Beneficially Owned After Offering
Name	No.	Percentage of Our Common Stock Outstanding		No.	Percentage of Our Common Stock Outstanding
SCF-IV, L.P.(1)	3,591,008	17.1%	2,000,000	1,591,008	7.6%
William Herbert Hunt Trust Estate(2)	2,058,391	9.8%	250,000	1,808,391	8.6%

(1)	SCF-IV, L.P. is a limited partnership of which the ultimate general partner is L.E. Simmons & Associates, Incorporated. Andrew L. Waite, who has served on our Board of Directors since 2000, serves as a Managing Director of L.E. Simmons & Associates, Incorporated. Mr. Waite has disclaimed beneficial ownership of the shares beneficially owned by SCF-IV, L.P. See “Description of Capital Stock—Voting Agreements” for a description of certain contractual relationships between SCF-IV, L.P. and the Company.
(2)	Bruce W. Hunt, who has served on our Board of Directors since 1997, is a representative of the William Herbert Hunt Trust Estate. As such, Mr. Hunt may be deemed to have voting and dispositive power over the shares beneficially owned by the Trust Estate. Mr. Hunt has disclaimed beneficial ownership of the shares owned by the Trust Estate.

PLAN OF DISTRIBUTION

We and the selling stockholders may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates and stockholders, or, in the case of the Company only, in a rights offering, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delay delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price or price range;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid by agents.

In addition, we and the selling stockholders may enter into derivative or other hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may also sell shares of our common stock short using this prospectus and deliver the common stock covered by this prospectus to close out such short positions, or loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. We may pledge or grant a security interest in some or all of the common stock covered by this prospectus to support a derivative or hedging position or other obligation and, if we default on the performance of our obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Sale Through Underwriters or Dealers

If securities are sold by us or the selling stockholders by means of an underwritten offering, we and the selling stockholders, as applicable, will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is being delivered to the public. In such sales, the underwriters will acquire the securities for their own account for resale to the public. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market, other than the common stock. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom we sell our securities for public offering and sale, other than our common stock, may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. We cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If we and the selling stockholders use dealers in the sale of securities, the securities will be sold to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Underwriters or sales agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on the New York Stock Exchange, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. At the market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part.

Direct Sales and Sales through Agents

We or the selling stockholders may sell the securities directly. In this case, no underwriters or agents would be involved. We or the selling stockholders may also sell the securities through agents designated from time to time. In the prospectus supplement, the name of any agent involved in the offer or sale of the offered securities will be provided, and we will describe any commissions payable to the agent. Unless you are informed otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and the selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

We may also make direct sales through subscription rights distributed to our existing stockholders on a pro rata basis that may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or we may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us or the selling stockholders. Any remarketing firm will be identified and the terms of its agreements, if any, with us or the selling stockholders and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed.

Delayed Delivery Arrangements

If we so indicate in the prospectus supplement, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us and the selling stockholders, as applicable, at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We and the selling stockholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of our business.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Winstead Sechrest & Minick P.C., Houston, Texas. R. Clyde Parker, Jr., a shareholder in Winstead Sechrest & Minick P.C., is a nonvoting, advisory director appointed by our board of directors, owns 60,400 shares of our common stock and has options to acquire 24,125 shares of our common stock. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The consolidated financial statements of Hornbeck Offshore Services, Inc. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2004 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

8,100,000 Shares

Hornbeck Offshore Services, Inc.

Common Stock

Goldman, Sachs & Co.

Jefferies & Company, Inc.

Lehman Brothers

Bear, Stearns & Co. Inc.

Johnson Rice & Company L.L.C.

Simmons & Company International

Hibernia Southcoast Capital

Pritchard Capital Partners, LLC